




SEC MAIL
RECEIVED
PROCESSING
MAY 10 2010
WASH. D.C.
193
SECTION



HILLTOP HOLDINGS

2009 Annual Report, Notice of 2010 Annual Meeting & Proxy Statement

CORPORATE PROFILE

Hilltop Holdings Inc. is a holding company that is endeavoring to make opportunistic acquisitions. In connection with that strategy, we are identifying and evaluating potential targets on an ongoing basis. We also conduct operations in the property and casualty insurance industry through our insurance subsidiaries, National Lloyds Insurance Company and American Summit Insurance Company. National Lloyds Insurance Company commenced business in 1949 and currently operates in 15 states, with its largest market being the State of Texas. National Lloyds Insurance Company carries a financial strength rating of "A" (Excellent) by A.M. Best. American Summit Insurance Company was formed in 1955 and currently operates in twelve states, its largest market being the State of Arizona. American Summit Insurance Company carries a financial strength rating of "A" (Excellent) by A.M. Best as of April 2010. Both of these insurance companies are regulated by the Texas Department of Insurance.

To Our Stockholders:

In 2009, we pursued a number of acquisition candidates. Although unsuccessful in those endeavors, we remain committed to finding the right opportunities to invest Hilltop's available cash.

With respect to our insurance operations, 2009 was a profitable year; however, we did not achieve our desired underwriting gains. Our combined ratio suffered, primarily from losses generated by wind and hail perils in Texas. Representing over 70% of our premiums, we have significant concentration in Texas. To mitigate the risk of hurricanes and reinsurance costs, we have implemented a plan to reduce our exposure to the Texas seacoast.

At year end 2009, Hilltop had available cash of over $730M. Due to negligible market interest rates, our operating results were impacted by minimal earnings from cash and debt service costs. We continue to actively monitor the Company's cash balance and consider alternatives within acceptable risk parameters.

I would like to express my gratitude towards Larry D. Willard, who resigned as Chief Executive Officer at year end. He has been a strong leader for Hilltop and its predecessor, and we appreciate being able to work with him.

We remain focused on our strategic plans, look forward to the future and appreciate the continued support of our stockholders.



Jeremy B. Ford
Chief Executive Officer
Hilltop Holdings Inc.

April 29, 2010



Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201
Tel: 214.855.2177
Fax: 214.855.2173
www.hilltop-holdings.com
NYSE: HTH

NOTICE OF 2010 ANNUAL MEETING
AND PROXY STATEMENT

April 29, 2010

You are cordially invited to attend our 2010 Annual Meeting of Stockholders at 10:00 a.m., Dallas, Texas, local time, on June 10, 2010. The meeting will be held the Crescent Club at 200 Crescent Court, 17th Floor, Dallas, Texas 75201.

This booklet includes the formal notice of the meeting and our proxy statement. The proxy statement tells you about the matters to be addressed, and the procedures for voting, at the meeting.

YOUR VOTE IS VERY IMPORTANT. Even if you only have a few shares, we want your shares to be represented. **If your shares are held in a brokerage account, your broker no longer has discretion to vote on your behalf with respect to electing directors or certain other non-routine matters. Unlike last year, you must provide specific voting instructions to your broker in order to vote.** Please vote promptly in order to ensure that your shares are represented at the meeting.

We look forward to seeing you at the meeting.

Very truly yours,

Jeremy B. Ford
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON JUNE 10, 2010

This proxy statement and our Annual Report for the fiscal year ended December 31, 2009 are both available at www.proxyvote.com.



Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201
Tel: 214.855.2177
Fax: 214.855.2173
www.hilltop-holdings.com
NYSE: HTH

Notice of 2010 Annual Meeting of Stockholders
To Be Held on June 10, 2010

WHEN: Thursday, June 10, 2010, at 10:00 a.m., Dallas, Texas local time

WHERE: Crescent Club
200 Crescent Court, 17th Floor
Dallas, Texas 75201

WHY: At this meeting, you will be asked to consider and vote upon:

1. The election of eleven directors to serve on our Board of Directors until the 2011 annual meeting of stockholders and until their successors are duly elected and qualify;
2. The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2010; and
3. The transaction of any other business that may properly come before the meeting and any adjournments or postponements of the meeting.

WHO MAY VOTE: Stockholders of record at the close of business on April 5, 2010.

ANNUAL REPORT: Our 2009 Annual Report is enclosed.

DATE OF MAILING: This notice and the accompanying proxy statement, as well as our Annual Report, are first being mailed to our stockholders on or about May 4, 2010.

Your vote is very important. Please read the proxy statement and voting instructions on the enclosed proxy card. Then, whether or not you plan to attend the annual meeting in person, and no matter how many shares you own, please sign, date and promptly return the enclosed proxy card in the enclosed envelope, which requires no additional postage if mailed in the United States.

By Order of the Board of Directors,

Corey G. Prestidge
General Counsel & Secretary

April 29, 2010
Dallas, Texas

PROXY STATEMENT
Hilltop Holdings Inc.
2010 Annual Meeting of Stockholders
June 10, 2010

TABLE OF CONTENTS

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Hilltop Holdings Inc., or Hilltop or the Company, of proxies to be voted at the 2010 Annual Meeting of Stockholders being held on Thursday, June 10, 2010, and at any adjournments or postponements of the meeting. The following questions and answers provide important information about the 2010 Annual Meeting and this Proxy Statement.

What am I voting on?

At the 2010 Annual Meeting, stockholders will be asked to consider and vote upon:

- The election of eleven directors to serve on our Board of Directors until the 2011 annual meeting of stockholders and until their successors are duly elected and qualify;
- The ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2010; and
- The transaction of any other business that may properly come before the meeting and any adjournments or postponements of the meeting.

What is the Board of Directors' recommendations?

The Board of Directors recommends a vote **FOR** the election of each of our director candidates and **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

Who is entitled to vote?

Holders of record of our common stock at the close of business on April 5, 2010, are entitled to vote at the meeting. Each stockholder is entitled to cast one vote for each share of common stock owned on each matter presented.

How do I vote?

You may vote in person at the meeting or by proxy. We recommend that you vote by proxy even if you plan to attend the meeting. You always can change your vote at the meeting.

If you have shares of our common stock that are held by a broker or other nominee, you may instruct your broker or nominee to vote your shares by following the instructions that the broker or nominee provides you. Effective this year, New York Stock Exchange rules prohibit your broker from voting for the election of directors on your behalf without specific voting instructions from you. Most brokers offer voting by mail, telephone and internet.

How do proxies work?

Our Board of Directors is asking for your proxy. Giving your proxy to the persons named by us means you authorize them to vote your shares at the meeting in the manner you direct. You may vote for all, some or none of our director candidates, and you may vote for or against, or abstain from voting on, the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

If you are a stockholder of record, and you sign and return the enclosed proxy card, but do not specify how your shares are to be voted, your shares will be voted **FOR** the election of all of our director candidates and **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm. If you are a beneficial owner of shares held in street name, and you sign and return the enclosed proxy card, but do not specify how your shares are to be voted, your shares will be voted **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm and will not be voted, at all, for election of directors.

You may receive more than one proxy or voting card depending on how you hold your shares. Shares registered in your name are covered by one card. If you also hold shares through a broker or other nominee, you also may receive material from them asking how you want to vote. To be sure that all of your shares are voted, we encourage you to respond to each request you receive.

How do I revoke a proxy?

You may revoke your proxy before it is voted by:

- Submitting a new, properly executed proxy with a later date;
- Voting in person at the meeting; or
- Notifying our corporate Secretary in writing at the address listed under "Questions" on page 36.

Will my shares be voted if I don't sign a proxy?

If you hold your shares directly in your own name, they will not be voted unless you provide a proxy. Under certain conditions, shares that you own that are held by a broker may be voted even if you do not provide voting instructions to the broker. Brokerage firms have the authority under applicable rules to vote on certain "routine" matters, including the ratification of auditors.

What constitutes a quorum?

In order to carry on the business of the meeting, we must have a quorum. This means that at least a majority of the outstanding shares eligible to vote must be represented at the meeting, either in person or by proxy. Shares owned by us are not voted and do not count for this purpose. Both abstentions and broker non-votes (described below) are counted as present for purposes of determining the presence of a quorum. On the record date, we had 56,488,488 shares of common stock outstanding and entitled to vote at the meeting.

How many votes are needed for approval?

Election of Directors

Election of the director nominees requires the affirmative vote of a plurality of the votes cast on the matter. The director candidates receiving the highest number of affirmative votes of the shares entitled to be voted will be elected as directors. For purposes of the election of directors, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. Stockholders may not cumulate votes in the election of directors.

Ratification of Independent Auditor

The appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2010 will be ratified if this proposal receives the affirmative vote of a majority of the votes cast on the matter. Brokers have the authority to vote **FOR** this proposal (but not for nominated directors) in the absence of contrary instructions from a beneficial owner. If this appointment is not ratified by stockholders, the Audit Committee and Board of Directors may reconsider its recommendation and appointment, respectively. With respect to this proposal, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

A "broker non-vote" occurs when a broker submits a proxy, but does not vote for or against the matter. This will occur when the beneficial owner has not instructed the broker how to vote and the broker does not have discretionary authority to vote in the absence of instructions.

Who conducts the proxy solicitation?

Our Board of Directors is soliciting the proxies, and we will bear all costs of this solicitation, including the preparation, assembly, printing and mailing of this proxy statement. Copies of solicitation material will be furnished to banks, brokerage houses and other agents and nominees holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to those beneficial owners. In addition, if asked, we will reimburse these persons for their reasonable expenses in forwarding the solicitation material to the beneficial owners. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation material to the beneficial owners of the shares that they hold of record. Certain of our officers and employees also may solicit proxies on our behalf by mail, email, phone or fax or in person.

What should I do if I want to attend in person?

Only stockholders of record, their proxy holders and invited guests may attend the meeting. If your shares are held by a broker or nominee, bring your most recent brokerage statement with you to the meeting. We can use that to verify your ownership of common stock and admit you to the meeting; *however*, you will not be able to vote your shares at the meeting without a proxy. If you wish to vote in person and your shares are held by a broker or nominee, you will need to obtain a proxy from the broker or nominee authorizing you to vote your shares held in their name. Any holder of a proxy from a stockholder must present the proxy card, properly executed, to be admitted. Stockholders and proxy holders must present a form of photo identification, such as a driver's license.

PROPOSAL ONE – ELECTION OF DIRECTORS

General

At the recommendation of the Nominating and Corporate Governance Committee, our Board of Directors has nominated the director candidates named below.

Our Board of Directors oversees the management of us on your behalf. The Board of Directors reviews our long-term strategic plans and exercises direct decision-making authority on key issues, such as the authorization of dividends, the selection of the Chief Executive Officer, setting the scope of his authority to manage our day-to-day operations and the evaluation of his performance.

Our Board of Directors is not classified; thus, all of our directors are elected annually. The Nominating and Corporate Governance Committee has recommended, and our Board of Directors has nominated, for re-election eleven of the twelve persons currently serving as directors whose terms are expiring at the 2010 Annual Meeting of Stockholders.

Since the last annual meeting of stockholders, Larry D. Willard retired from the Company, including as a director, J. Randy Staff informed the Board of Directors that he would not stand for re-election at the 2010 Annual Meeting of Stockholders and Jeremy B. Ford was elected as a director and President and Chief Executive Officer.

If elected, each of the persons nominated as a director will serve until the next annual meeting of stockholders and until their successors are duly elected and qualify. Personal information on each of our nominees is given below.

Our Board of Directors has determined that seven of the eleven nominees for election as directors at the 2010 Annual Meeting of Stockholders have no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and are independent within the meaning of the director independence requirements of the listing standards of the New York Stock Exchange, or NYSE. The independent directors are Rhodes Bobbitt, W. Joris Brinkerhoff, Charles R. Cummings, J. Markham Green, Jess T. Hay, William T. Hill, Jr. and W. Robert Nichols, III. The determinations regarding the independence of these individuals were based upon information known by the members of the Board of Directors concerning each other and supplied by each of the directors for the purpose of this determination. None of these directors had any transactions, relationships or arrangements that were required to be considered by the Board of Directors in determining that the director is independent. Assuming the election of our eleven nominees, all of our directors, other than Messrs. Gerald Ford, Jeremy Ford, Clifton Robinson and Carl Webb, also will be "independent" directors, as set forth in our Director Independence Criteria. The full text of the Director Independence Criteria can be found in the "Investor Relations – Governance – Corporate Governance Documents" section of our website at www.hilltop-holdings.com. A copy also may be obtained upon request by writing our corporate Secretary at the address provided on page 36.

Our Board of Directors met eight times during 2009. During 2009, no director attended fewer than 75% of the meetings of the Board of Directors and of the board committees on which he served, except for Mr. Brinkerhoff who missed three telephonic board meetings during his tenure in 2009. Because fewer than ten non-management stockholders usually attend our annual meetings in person, our Board of Directors has not adopted a formal policy with regard to director attendance at the annual meetings of stockholders. Messrs. Gerald Ford and Larry Willard attended the 2009 annual meeting of stockholders.

Nominees for Election as Directors

Rhodes R. Bobbitt
Age 64

Mr. Bobbitt has served as a director of Hilltop since November 2005. Mr. Bobbitt is retired. From 1987 until June 2004, he served as a Managing Director and the Regional Office Manager of the Private Client Service Group of Credit Suisse First Boston/Donaldson, Lufkin & Jenrette. Mr. Bobbitt was formerly Vice President of Security Sales in the Dallas office of Goldman, Sachs & Company from 1969 until 1987. He is actively involved with the University of Texas as a member of the University of Texas Development Board, was Co-Chairman of the Dallas Leadership Council—Capital Raising Campaign, and is a member of the University of Texas MBA Investment Fund Advisory Board. He also serves on the Board of Directors of First Acceptance Corporation, including the Nominating and Corporate Governance, Investment, and Audit Committees of that company.

W. Joris Brinkerhoff
Age 58

Mr. Brinkerhoff has served as a director of Hilltop since June 2005. Mr. Brinkerhoff founded a Native American owned joint venture, Doyon Drilling Inc. J.V., in 1981 and served as its operations Chief Executive Officer and Chief Financial Officer until selling his venture interests in 1992. Doyon Drilling Inc. J.V. designed, built, leased and operated state of the art mobile drilling rigs for ARCO and British Petroleum in conjunction with their development of the North Slope Alaska petroleum fields. Mr. Brinkerhoff currently manages, on a full-time basis, family interests, including oil and gas production, a securities portfolio and various other business interests. He actively participates in numerous philanthropic organizations.

Charles R. Cummings
Age 73

Mr. Cummings has served as a director of Hilltop since October 2005.
Mr. Cummings currently serves as the President and Chief Executive Officer of CB Resources, Inc., a petroleum and gas company, Container Investments, Inc. and Waste Concepts, Inc. He also currently serves as Chairman of Aaren Scientific, Inc. and Or-Tech Ingredients, Inc. From September 1998 through 2008, Mr. Cummings served as Chairman and Chief Executive Officer of Opthalmic Innovations International, a manufacturer of intraocular lenses. Mr. Cummings is a partner of Bravo Equity Partners II, L.P., an equity investments group targeting growth companies with a focus on the Hispanic market, Transco Leasing and North Texas Pollo Campero. He was a co-founder of IESI Corporation in 1994, serving as a director until the sale of the company in January 2005. He also is a former audit partner with Arthur Young & Company.

Gerald J. Ford
Age 65

Mr. Ford has served as Chairman of the Board of Hilltop since August 2007, and has served as a director of Hilltop since June 2005. Mr. Ford served as interim Chief Executive Officer of Hilltop from January 1, 2010 until March 11, 2010. Mr. Ford is a banking and financial institutions entrepreneur who has been involved in numerous mergers and acquisitions of private and public sector financial institutions, primarily in the Southwestern United States, over the past 30 years. In that capacity, he acquired and consolidated 30 commercial banks from 1975 to 1993, forming First United Bank Group, Inc., a multi-bank holding company for which he functioned as Chairman of the Board and Chief Executive Officer until its sale in 1994. During this period, he also led investment consortiums that acquired numerous financial institutions, forming in succession, First Gibraltar Bank, FSB, First Madison Bank, FSB and First Nationwide Bank. Mr. Ford also served as Chairman of the Board of

Directors and Chief Executive Officer of Golden State Bancorp Inc. and its subsidiary, California Federal Bank, FSB, from 1998 to 2002. He currently participates on numerous boards of directors, including Diart Financial Holdings LLC (formerly Triad Financial Holdings LLC), for which he also is Co-Chairman of the Board, First Acceptance Corporation, for which he also is Chairman of the Board, McMoRan Exploration Co., Freeport McMoRan Copper and Gold Inc. and Scientific Games Corporation. Mr. Ford previously served as a director of Americredit Corp. Mr. Ford also currently serves on the Board of Trustees of Southern Methodist University and is the Managing Partner of Ford Financial Fund, L.P., a private equity fund. Hilltop's President and Chief Executive Officer, Jeremy B. Ford, is the son of Mr. Ford, and Hilltop's general counsel and secretary, Corey G. Prestidge, is the son-in-law of Mr. Ford.

Jeremy B. Ford
Age 35

Mr. Jeremy Ford has worked in the financial services industry for over ten years, primarily focused on investments in and acquisitions of depository institutions and insurance and finance companies. He also is one of the individuals who provided services to Hilltop under the Management Services Agreement with Diamond A Administration Company, LLC. Accordingly, he has been actively involved in numerous potential acquisitions for Hilltop, the acquisition of NLASCO, Inc. in 2007, and the divestiture of the mobile home communities business in 2007. Mr. Jeremy Ford also is currently a director of First Acceptance Insurance Company, Inc., a subsidiary of First Acceptance Corporation, and a principal of Ford Financial Fund, L.P., a private equity fund. From 2004 to 2008, he worked for Diamond A-Ford Corporation, where he was involved in various investments made by a family limited partnership. Prior to that, he worked at Liberté Investors Inc. (now First Acceptance Corporation), California Federal Bank, FSB (now Citigroup Inc.), and Salomon Smith Barney (now Citigroup Inc.). Jeremy Ford previously served as a director of First Acceptance Corporation from 2000 to 2004. Jeremy Ford is the son of Gerald Ford, Hilltop's Chairman of the Board, and the brother-in-law of Corey G. Prestidge, Hilltop's general counsel and secretary.

J. Markham Green
Age 66

Mr. Green has served as a director of Hilltop since February 2004. Mr. Green is a private investor. From 2001 to 2003, he served as Vice Chairman of the Financial Institutions and Governments Group in investment banking at JP Morgan Chase. From 1993 until joining JP Morgan Chase, Mr. Green was involved in the start-up, and served on the boards, of eight companies, including Affordable Residential Communities Inc., the predecessor company to Hilltop Holdings Inc. From 1973 to 1992, Mr. Green served in various capacities at Goldman, Sachs & Co. in investment banking. He was a general partner of the company and co-head of the Financial Services Industry Group at the time of his retirement in 1992. Mr. Green is a member of the board of directors of MENTOR/The National Mentoring Partnership. Mr. Green previous served as Chairman of the Board of PowerOne Media LLC.

Jess T. Hay
Age 79

Mr. Hay has served as a director of Hilltop since March 2009. Mr. Hay was the Chairman and Chief Executive Officer of Lomas Financial Corporation, formerly a diversified financial services company engaged principally in mortgage banking, retail banking, commercial leasing and real estate lending, and of Lomas Mortgage USA, a mortgage banking institution, from which he retired in December 1994. He is the Chairman of the Texas Foundation for Higher Education, a non-profit organization dedicated to promoting higher education in the State of Texas, a position that he has held since 1987. He also is a director of MoneyGram International, Inc., Trinity Industries, Inc. and Viad Corp. He is a former director of Exxon Mobil Corporation and SBC Communications, Inc. (now AT&T Inc.).

William T. Hill, Jr.
Age 67

Mr. Hill has served as a director of Hilltop since April 2008. Mr. Hill is currently of counsel at Fitzpatrick Hagood Smith & Uhl, a criminal defense firm. Prior to that, Mr. Hill served as the Dallas District Attorney and the Chief Prosecuting Attorney of the Dallas District Attorney's office. During his tenure at the District Attorney's office, Mr. Hill restructured the office of 250 lawyers and 150 support personnel, including the computerization of the office in 1999. For more than four decades, Mr. Hill has been a strong community leader serving on a number of charitable boards and receiving numerous civic awards, including President of the SMU Mustang Board of Directors and Chairman of the Doak Walker Running Back Award its first year. Mr. Hill currently serves on the board of directors of Oncor Electric Delivery Company LLC, Oncor Electric Delivery Holdings Company LLC and Baylor Hospital Foundation, and is actively involved in the Mercy Street Mission as the Director of Strategic Initiatives. Mercy Street is a Christian-based organization serving West Dallas children by placing mentors with the children.

W. Robert Nichols, III
Age 65

Mr. Nichols has served as a director of Hilltop since April 2008. Mr. Nichols has been a leader in the construction machinery business since 1966. He was previously the President of Conley Lott Nichols, a dealer for several manufacturers of construction machinery, with offices in seven Texas cites. He has served on numerous bank and bank holding company boards, including United Mexico Bancorp and Ford Bank Group. Mr. Nichols is active in civic and charitable activities, serving as an active director at M.D. Anderson Hospital, The Nature Conservancy of Texas, Mercy Street and Baylor Hospital Emergency Center capital campaign.

C. Clifton Robinson
Age 72

Mr. Robinson has served as a director of Hilltop since March 2007. From 2000 until its acquisition by a subsidiary of Hilltop in January 2007, Mr. Robinson was Chairman of the Board and Chief Executive Officer of NLASCO, Inc., an insurance holding company domiciled in Texas. Mr. Robinson continues to serve as Chairman of the Board of NLASCO, Inc. In 2000, Mr. Robinson formed NLASCO, Inc. in conjunction with the acquisition of American Summit Insurance Company and the reacquisition of National Lloyds Insurance Company, which he had initially acquired in 1964 and later sold. In 1979, he organized National Group Corporation for the purpose of purchasing insurance companies and related businesses. In 1964, he became the President and Chief Executive Officer of National Lloyds Insurance Company in Waco, Texas, one of the two current insurance subsidiaries of NLASCO, Inc. From 1964 to the present, Mr. Robinson has participated in the formation, acquisition and management of numerous insurance business enterprises. Mr. Robinson established the Robinson-Lanham Insurance Agency in 1961. He previously has held positions with various insurance industry associations, including Vice-Chairman of the Board of Texas Life and Health Guaranty Association, President of the Independent Insurance Agents of Waco-McLennan County and membership on the board of directors of the Texas Life Insurance Association and the Texas Medical Liability Insurance Underwriting Association. Mr. Robinson currently serves on the Board of Trustees of the Scottish Rite Hospital for Children in Dallas, Texas.

Carl B. Webb
Age 60

Mr. Webb has served as a director of Hilltop since June 2005. Mr. Webb has served as a consultant to Hunter's Glen/Ford, Ltd., an investment partnership of which Mr. Ford serves as a general partner, since November 2002. Mr. Webb also is a senior principal of Ford Financial Fund, L.P., a private equity fund of which Mr. Ford is the Managing Partner. Mr. Webb was the interim President and Chief Executive Officer of Triad Financial Corporation from August 2005 until June 2007. Previously, Mr. Webb was the President and Chief Operating Officer and a Director of Golden State Bancorp Inc. and its subsidiary, California Federal Bank, FSB, from September 1994 until his departure in November 2002. Prior to his affiliation with California Federal Bank, FSB, Mr. Webb was the President and Chief Executive Officer of First Madison Bank, FSB (1993 to 1994) and First Gibraltar Bank, FSB (1988 to 1993), as well as President and a Director of First National Bank at Lubbock (1983 to 1988). Currently, Mr. Webb sits on the Boards of Directors of Diart Financial Holdings LLC (formerly Triad Financial Holdings LLC), for which he also is Co-Chairman of the Board, M & F Worldwide Corp. and AMB Property Corporation. He previously served as a director of Plum Creek Timber Company.

Vote Necessary to Elect Directors

Election of the director nominees requires the affirmative vote of a plurality of the votes cast on the matter. The director candidates receiving the highest number of affirmative votes of the shares entitled to be voted will be elected as directors. For purposes of the election of directors, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. Under applicable rules, a broker no longer has the authority to vote for the director nominees in the absence of instructions from the beneficial owner of the relevant shares. Stockholders may not cumulate votes in the election of directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES IDENTIFIED ABOVE.

Director Compensation

General

Members of our Board of Directors who also are full-time employees do not receive any compensation for their service on the Board of Directors or any committee of the Board of Directors. All other directors receive the following compensation for their service on the Board of Directors:

- $40,000 annual retainer; and
- $2,000 fee for participation in each meeting of the Board of Directors at which attendance in person is requested (one-half of that fee is paid for participation in any meeting at which attendance is requested by telephone).

In addition, members of board committees receive the following additional compensation:

- Audit Committee—$65,000 annual fee for the chairperson of the committee;
- Nominating and Corporate Governance Committee—$10,000 annual fee for the chairperson of the committee;
- Compensation Committee—$10,000 annual fee for the chairperson of the committee;
- Investment Committee—$25,000 annual fee for the chairperson of the committee; and
- $1,000 fee for participation in each meeting of that board committee.

Members of our Board of Directors may elect to receive their aggregate Board of Directors and board committee compensation:

- entirely in the form of cash;
- entirely in the form of common stock; or
- one-half in cash and one-half in common stock.

Cash and shares of common stock are paid and issued, respectively, in arrears on a calendar quarterly basis, with no vesting requirements. Customarily, these payments and issuances occur by the 15th day of the month following the applicable calendar quarter-end. The value of the common stock awarded is based upon the average closing price per share of our common stock for the last ten consecutive trading days of the applicable calendar quarter. In lieu of fractional shares of common stock that would otherwise be issuable to directors, we pay cash to the director based upon the value of those fractional shares at the value the shares are awarded to the director. If a director does not serve for the entire calendar quarter, that director is compensated based upon the time of service during the applicable calendar quarter.

Each member of our Board of Directors is reimbursed for out-of-pocket expenses associated with his service on, and attendance at, Board of Directors or board committee meetings. Other than as described above, members of our Board of Directors receive no additional compensation for their service on the Board of Directors or board committees.

Political Action Committee Matching Program

The NLASCO Political Action Committee, or the PAC, is a separate segregated fund that was formed to make political contributions. To encourage participation in the PAC by eligible participants, for each contribution made to the PAC by an eligible individual contributor, Hilltop makes a matching contribution to any Section 501(c)(3) organization of the contributor's choice, dollar for dollar, up to the maximum amount an eligible individual can contribute to the PAC in a given calendar year. Under this program, no contributor to the PAC receives any financial, tax or other tangible benefit or premium from either Hilltop or the recipient charities. This program is completely voluntary.

2009 Director Compensation

Director Compensation Table for 2009[a]

Name	Fees earned or paid in cash ($)	Stock awards ($)	All other compensation ($)	Total ($)
Rhodes Bobbitt	103,000	-	-	103,000
W. Joris Brinkerhoff	26,530	26,470	-	53,000
Charles R. Cummings	125,000	-	-	125,000
Gerald J. Ford	57,000	-	-	57,000
J. Markham Green	63,000	-	-	63,000
Jess T. Hay	55,000	-	-	55,000
William T. Hill, Jr.	60,000	-	-	60,000
W. Robert Nichols, III	65,000	-	-	65,000
C. Clifton Robinson	51,000	-	-	51,000
James R. "Randy" Staff	29	55,971	-	56,000
Carl B. Webb	30	48,970	-	49,000
Larry D. Williard	-	-	-	-

(a) Fees earned for services performed in 2009 include annual retainers, meeting fees and chairperson remuneration. Aggregate fees paid to non-employee directors for annual retainers and committee chairmanships were paid quarterly in arrears. Cash was paid in lieu of the issuance of fractional shares. Service for any partial quarter is calculated and paid on the basis of time served during the applicable calendar quarter. Non-employee directors are solely responsible for the payment of taxes payable on remuneration paid by the Company. The value of stock awarded was determined based upon the average closing price per share of our common stock for the last ten consecutive trading days of the calendar quarter during which the stock was earned.

As described above, the 2009 stock awards were issued to each non-employee director who elected to receive all or part of his director compensation in the form of our common stock, generally within 15 days following each applicable calendar quarter-end. All of our personnel, as well as non-employee directors, are subject to trading restrictions with regard to our common stock, and trading may only occur during a "trading window." Provided that any such party does not possess material, non-public information about us, this trading period commences on the second business day after the public release of quarterly or annual financial information and ends one month after the public release of that information.

The following numbers of shares of our common stock were issued to our directors for services performed during 2009: W. Joris Brinkerhoff—2,242 shares; James R. "Randy" Staff—4,749 shares; and Carl B. Webb—4,149 shares. Certain of the foregoing shares were issued in 2010 for services performed in the fourth quarter of 2009. For more information regarding cost recognition for the issuance of stock, refer to the disclosure in "Notes to Consolidated Financial Statements—Note 1. Business, Basis of Presentation and Summary of Significant Accounting Policies—Summary of Significant Accounting Policies—Stock Based Compensation" commencing on page F-13 of our Annual Report on Form 10-K for the year ended December 31, 2009.

Each of the above directors had outstanding the following aggregate numbers of shares of our common stock awarded for services performed on behalf of us from election or appointment through the end of fiscal 2009: Rhodes Bobbitt—1,562 shares; W. Joris Brinkerhoff—9,172 shares; Charles R. Cummings—5,379 shares; Gerald J. Ford—2,893 shares; J. Markham Green—3,309 shares; James R. "Randy" Staff—17,225 shares; and Carl B. Webb—17,740 shares. For further information about the stockholdings of these directors and our management, see "Stock Ownership—Security Ownership of Management" commencing on page 16 of this Proxy Statement.

Board Committees

General

The Board of Directors appoints committees to assist it in carrying out its duties. In particular, committees work on key issues in greater detail than would be practical at a meeting of all the members of the Board of Directors. Each committee reviews the results of its deliberations with the full Board of Directors.

The standing committees of the Board of Directors currently consist of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Investment Committee. Current copies of the charters for the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Investment Committee, as well as our Corporate Governance Guidelines, Code of Business Conduct and Ethics and Code of Ethics for Chief Executive and Senior Financial Officers, may be found on our website at www.hilltop-holdings.com, under the heading "Investor Relations – Governance – Corporate Governance Documents." Printed versions also are available to any stockholder who requests them by writing to our corporate Secretary at the address listed under "Questions" on page 36. A more detailed description of these committees is set forth below. Our Board of Directors may, from time to time, establish certain other committees to facilitate the management of us.

Committee Membership

The following table shows the current membership of, and the 2009 fiscal meeting information for, each of the committees of the Board of Directors.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Investment Committee
Rhodes Bobbitt	†	Chairman		Chairman
W. Joris Brinkerhoff		†		
Charles R. Cummings	Chairman		†	
Gerald J. Ford				†
Jeremy B. Ford				
J. Markham Green	†			†
Jess T. Hay			†	
William T. Hill, Jr.		†	†	
W. Robert Nichols, III			Chairman	
C. Clifton Robinson				
James R. Staff				
Carl B. Webb				
Meetings in Fiscal 2009	6	5	4	6

Audit Committee

We have a standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee helps our Board of Directors ensure the integrity of our financial statements, the qualifications and independence of our independent registered public accounting firm and the performance of our internal audit function and independent registered public accounting firm. In furtherance of those matters, the Audit Committee assists in the establishment and maintenance of our internal audit controls, selects, meets with and assists the independent registered public accounting firm, oversees each annual audit and quarterly review and prepares the report that federal securities laws require be included in our annual proxy statement, which appears on page 34. Mr. Cummings has been designated as Chairman, and Messrs. Green and Bobbitt are members, of the Audit Committee. Our Board of Directors has reviewed the education, experience and other qualifications of each member of the Audit Committee. Based upon that review, our Board of Directors has determined that Mr. Cummings qualifies as an "audit committee financial expert," as defined by the rules of the Securities and Exchange Commission, and each member is independent for purposes of audit committee members, as set forth in the New York Stock Exchange's listing standards. Currently, none of our Audit Committee members serve on the audit committees of three or more public companies.

Compensation Committee

The Compensation Committee reviews and approves the compensation and benefits of our executive officers, administers our approved management incentive and 2003 equity incentive plans and produces the annual report on executive compensation for inclusion in our annual proxy statement, which appears on page 24. Each member is independent in accordance with the listing standards of the New York Stock Exchange.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's purpose is as follows:

- Identify, screen and recommend to our Board of Directors individuals qualified to serve as directors of us and on committees of the Board of Directors;

- Advise our Board of Directors with respect to the composition, procedures and committees of the Board of Directors;
- Advise our Board of Directors with respect to the corporate governance principles applicable to us; and
- Oversee the evaluation of the Board of Directors and our management.

Each member is independent in accordance with the listing standards of the New York Stock Exchange.

Investment Committee

The Investment Committee is responsible for, among other things, reviewing investment policies, strategies and programs; reviewing the procedures that we utilize in determining that funds are invested in accordance with policies and limits approved by it; and reviewing the quality and performance of our investment portfolios and the alignment of asset duration to liabilities.

Corporate Governance

General

We are committed to good corporate governance practices and, as such, we have adopted formal corporate governance guidelines to enhance our effectiveness. The guidelines govern, among other things, board member qualifications, responsibilities, education, management succession and executive sessions. A copy of the corporate governance guidelines may be found at our corporate website at www.hilltop-holdings.com under the heading "Investor Relations—Governance – Corporate Governance Documents." A copy also may be obtained upon request from our corporate Secretary at the address listed under "Questions" on page 36.

Board Performance

Our Board of Directors conducts an annual survey of its members regarding its performance and reviews the results of the survey with a view to improving efficacy and effectiveness of the Board of Directors. In addition, the full Board of Directors reviews annually the qualifications and effectiveness of the Audit Committee and its members.

Director Qualifications for Service

As described below, the Nominating and Corporate Governance Committee considers a variety of factors when a candidate is being considered to fill a vacancy on the Board of Directors or when nomination of an incumbent director for re-election is under consideration. The Nominating and Corporate Governance Committee and the Board of Directors strive to balance a diverse mix of experience, perspective, skill and background with the practical requirement that the Board of Directors will operate collegially, with the common purpose of overseeing our business on behalf of our stockholders. All of directors possess relevant experience, and each of them approaches the business of the Board of Directors and their responsibilities with great seriousness of purpose. The following describes, with respect to each director, his particular experience, qualifications, attributes and skills that qualify him to serve as a director:

Rhodes Bobbitt	Mr. Bobbitt has an extensive investment background. This is particularly important given our available cash on hand and the investment portfolios at our insurance subsidiaries.
W. Joris Brinkerhoff	Mr. Brinkerhoff has participated, and continues to participate, in a number business interests. Accordingly, he brings knowledge and additional perspectives to our Board from experiences with those interests.
Charles R. Cummings	Mr. Cummings has an extensive operational and accounting background. His expertise in these matters brings considerable strength to our Board in these areas.

Gerald J. Ford	Mr. Ford has been a financial institutions entrepreneur and private investor involved in numerous mergers and acquisitions of private and public sector financial institutions over the past 30 years. His extensive banking industry experience and educational background provide him with significant knowledge in dealing with financial, accounting and regulatory matters, making him a valuable member of our board of directors. In addition, his service on the board of directors and audit and corporate governance committees of a variety of public companies gives him a deep understanding of the role of the board.
Jeremy B. Ford	Mr. Jeremy Ford's career has focused on mergers and acquisitions in the financial services industry. Accordingly, he has been actively involved in numerous acquisitions, including our acquisition of NLASCO, Inc. His extensive knowledge of our operations makes him a valuable member of our Board.
J. Markham Green	Mr. Green has an extensive background in financial services, as well as board service. His investment banking background also provides our Board with expertise surrounding acquisitions and investments.
Jess T. Hay	Mr. Hay has broad experience in managing and leading significant enterprises in the financial services industry. His service on the boards of other significant companies provides the Board with additional perspective on the Company's operations.
William T. Hill, Jr.	Mr. Hill's 43 years of experience with legal and compliance matters, along with his management of a large group of highly skilled professionals, have given him considerable knowledge concerning many matters that come before our Board of Directors. Mr. Hill has also served on several civic and charitable boards over the past 35 years, which has given him invaluable experience in corporate governance matters.
W. Robert Nichols III	Mr. Nichols had broad experience in managing and leading enterprises. This significant experience provides our Board with additional perspectives on our operations.
C. Clifton Robinson	Mr. Robinson possesses particular knowledge and experience in the insurance industry, as we purchased NLASCO, Inc. from him in 2007. This provides our Board with expertise in regards to our insurance operations.
Carl B. Webb	Mr. Webb possesses particular knowledge and experience in strategic planning and the financial industry, as well as expertise in finance, that strengthen the Board's collective qualifications, skills and experience.

Executive Board Sessions

The current practice of our Board of Directors is to hold an executive session of its non-management directors at least once per quarter. The individual who serves as the chair at these executive sessions rotates each year among the chairs (if such chair is not a member of management) of the committees of the Board of Directors. Executive sessions of the independent directors of the Board of Directors also are held at least once per fiscal year.

Communications with Directors

Our Board of Directors has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may contact any member or all members of the Board of Directors by mail. To communicate with our Board of Directors, any individual director or any group or committee of directors, correspondence should be addressed to the Board of Directors or any such individual director or group or committee of directors by either name or title. This correspondence should be sent to Hilltop Holdings Inc., c/o Secretary, 200 Crescent Court, Suite 1330, Dallas, Texas 75201.

All communications received as set forth in the preceding paragraph will be opened by the office of our General Counsel for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service or patently offensive material will be forwarded promptly to the addressee(s). In the case of communications to the Board of Directors or any group or committee of directors, the General Counsel's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to whom the communication is addressed. If the amount of correspondence received through the foregoing process becomes excessive, our Board of Directors may consider approving a process for review, organization and screening of the correspondence by the corporate Secretary or other appropriate person.

Code of Business Conduct and Ethics

We have adopted a senior officer code of ethics applicable to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. We also have adopted a code of business conduct and ethics applicable to all officers, directors and employees. Both codes are available on our website at www.hilltop-holdings.com under the heading "Investor Relations—Governance—Corporate Governance Documents." Copies also may be obtained upon request by writing our Corporate Secretary at the address listed under "Questions" on page 36. Amendments to, and waivers from, our senior officer code of ethics and our code of business conduct and ethics will be disclosed at the same website address provided above and in such filings as may be required pursuant to applicable law or listing standards.

Director Nomination Procedures

The Nominating and Corporate Governance Committee believes that, at a minimum, candidates for membership on the Board of Directors should have demonstrated an ability to make a meaningful contribution to the Board of Directors' oversight of our business and affairs and have a record and reputation for honest and ethical conduct. The Nominating and Corporate Governance Committee recommends director nominees to the Board of Directors based on, among other things, its evaluation of a candidate's experience, knowledge, skills, expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment and a willingness to devote adequate time and effort to board responsibilities. In making its recommendations to the Board of Directors, the Nominating and Corporate Governance Committee also seeks to have the board nominate candidates who have diverse backgrounds and areas of expertise so that each member can offer a unique and valuable perspective.

The Nominating and Corporate Governance Committee expects, in the future, to identify potential nominees by asking current directors and executive officers to notify the committee if they become aware of persons who meet the criteria described above. The Nominating and Corporate Governance Committee also, from time to time, may engage firms, at our expense, that specialize in identifying director candidates. As described below, the Nominating and Corporate Governance Committee also will consider candidates recommended by stockholders.

Once a person has been identified by the Nominating and Corporate Governance Committee as a potential candidate, the committee expects to collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Nominating and Corporate Governance Committee determines that the candidate warrants further consideration, and if the person expresses a willingness to be considered and to serve on the Board of Directors, the Nominating and Corporate Governance Committee expects to request information from the candidate, review the person's accomplishments and qualifications, including in light of any other candidates that the committee might be considering, and conduct one or more interviews with the candidate. In certain instances, members of the Nominating and Corporate Governance Committee may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments.

In addition to formally nominating individuals for election as directors in accordance with our Second Amended and Restated Bylaws, as summarized below on page 36 under "Stockholder Proposals for 2011," stockholders may send written recommendations of potential director candidates to the Nominating and Corporate Governance Committee for its consideration. Such recommendations should be submitted to the Nominating and Corporate Governance Committee "c/o Secretary" at Hilltop Holdings Inc., 200 Crescent Court, Suite 1330, Dallas, Texas 75201. Director recommendations submitted by stockholders should include the following information regarding the stockholder making the recommendation and the individual(s) recommended for nomination:

- name, age, business address and residence address;
- the class, series and number of any shares of Hilltop stock or other securities of Hilltop or any affiliate of Hilltop owned, beneficially or of record (including the name of the nominee holder if beneficially owned);
- the date(s) that shares of Hilltop stock or other securities of Hilltop or any affiliate of Hilltop were acquired and the investment stockholder proposals of director nominees submitted intent of such acquisition;
- any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any securities of Hilltop or any affiliate of Hilltop;
- whether and the extent to which such person, directly or indirectly (through brokers, nominees or otherwise), is subject to or during the prior six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (a) manage risk or benefit of changes in the price of Hilltop securities or any security of any entity listed in the peer group in the stock performance graph included in the materials distributed with this Proxy Statement or (b) increase or decrease the voting power of such person in Hilltop disproportionately to such person's economic interest in Hilltop securities (or, as applicable, any security of any entity listed in the peer group in the stock performance graph included in the materials distributed with this Proxy Statement);
- any substantial interest, direct or indirect (including, without limitation, any existing or prospective commercial, business or contractual relationship with us), by security holdings or otherwise of such person in us or in any of our affiliates, other than an interest arising from the ownership of securities where such person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series;
- the investment strategy or objective, if any, of the stockholder making the recommendation and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors, or potential investors, in such stockholder (if not individuals);
- to the extent known by the stockholder making the recommendation, the name and address of any other stockholder supporting the nominee for election or reelection as a director;
- a certificate executed by the proposed nominee that certifies that the proposed nominee is not, and will not, become a party to, any agreement, arrangement or understanding with any person or entity other than us in connection with service or action as a director that has not been disclosed to us and that the proposed nominee consents to being named in a proxy statement and will serve as a director if elected;
- completed Proposed Nominee questionnaire (the questionnaire will be provided by us upon request by writing or telephoning our Corporate Secretary at the address or phone number listed under "Questions" on page 36); and
- all other information that would be required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 and the rules promulgated thereunder.

The stockholder recommendation and information described above must be delivered to the Corporate Secretary not earlier than the 120th day and not later than 5:00 p.m., Dallas, Texas time, on the 90th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting of stockholders; *provided, however*, that if the date of the annual meeting is advanced more than thirty days prior to or delayed by more than thirty days after the first anniversary of the date of the preceding year's annual meeting, the stockholder recommendation and information must be delivered not earlier than the 120th day prior to the date of such annual meeting and not later than 5:00 p.m., Dallas, Texas time, on the later of the 90th day prior to the date of such annual meeting of stockholders and the 10th day following the date on which public announcement of the date of such annual meeting is first made. In the event, however, the number of directors to be elected to the Board of Directors is increased and there is no public announcement of such action at least 100 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting, a stockholder recommendation also will be considered timely, but only with respect to nominees for any new positions created by the increase, if it is delivered to the Corporate Secretary not later than 5:00 p.m, Dallas, Texas time, on the tenth day following the day on which the public announcement is first made.

The Nominating and Corporate Governance Committee expects to use a similar process to evaluate candidates to the Board of Directors recommended by stockholders as the one it uses to evaluate candidates otherwise identified by the committee.

Mr. Jeremy Ford has not previously stood for election on our Board of Directors, as he was elected to our Board of Directors on March 11, 2010. Pursuant to an action of the Board of Directors at a meeting held March 11, 2010, the mandatory retirement age for directors was waived with regard to the service of Messrs. Cummings, Hay and Robinson.

No fee was paid to any third party or parties to identify or evaluate, or assist in identifying or evaluating, potential nominees.

The Nominating and Corporate Governance Committee did not receive the name of any recommended director nominee from a stockholder.

STOCK OWNERSHIP

Principal Stockholders

The following table sets forth information regarding our common stock beneficially owned on April 5, 2010 by any person or "group," as that term is used in Section 13(d)(3) of Securities Exchange Act of 1934, known to us to beneficially own more than five percent of the outstanding shares of our common stock.

Name and Addresss of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (a)
Gerald J. Ford (b) 200 Crescent Court, Suite 1350 Dallas, Texas 75201	15,048,102	26.6 %
Wells Fargo and Company (c) 420 Montgomery Street San Francisco, CA 94104	2,993,015	5.3 %

(a) Based on 56,488,488 shares of common stock outstanding on April 5, 2010. Shares issuable under instruments to purchase our common stock that are exercisable within 60 days of April 5, 2010 are treated as if outstanding for computing the percentage ownership of the person holding these instruments, but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

(b) The shares of common stock beneficially owned by Mr. Ford include 15,044,616 shares owned by Diamond A Financial, LP. Mr. Ford is the sole general partner of Diamond A Financial, LP. Mr. Ford has sole voting and dispositive power of these shares.

(c) Based upon a Schedule 13G filed on January 20, 2010. As set forth in this Schedule, the securities are beneficially owned by Wells Fargo and Company on its own behalf and on behalf of its subsidiaries. As further set forth in this Schedule, those subsidiaries include a bank, a broker-dealer and registered investment advisors. Wells Fargo and Company reported that it or its direct and indirect subsidiaries had sole voting power with respect to 2,913,343 shares and sole dispositive power with respect to 2,780,515 shares.

Security Ownership of Management

The following table sets forth information regarding the number of shares of our common and preferred stock beneficially owned on April 5, 2010, by:

- each of our directors;
- each of our named executive officers; and
- all of our directors and named executive officers presently serving, as a group.

Except as otherwise set forth below, the address of each of the persons listed below is c/o Hilltop Holdings Inc., 200 Crescent Court, Suite 1330, Dallas, Texas 75201. Except as otherwise indicated in the footnotes to this table, the persons named in the table have specified that they have sole voting and investment power with respect to all shares of stock shown as beneficially owned by them, subject to any applicable community property law.

	Common Stock		Series A Cumulative Redeemable Preferred Stock	
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (a)	Amount and Nature of Beneficial Ownership	Percent of Class (b)
Rhodes Bobbitt	126,059 (c)	*	19,350	*
W. Joris Brinkerhoff	34,457	*	1,000	*
Charles R. Cummings	37,476	*	-	*
Gerald J. Ford 200 Crescent Court, Suite 1350 Dallas, Texas 75201	15,048,102 (d)	26.6%	538,000	10.8% (e)
Jeremy B. Ford (f)	-	*	-	*
J. Markham Green	119,152	*	-	*
Jess T. Hay	-	*	-	*
William T. Hill, Jr.	-	*	-	*
W. Robert Nichols, III	-	*	-	*
C. Clifton Robinson	1,218,880	2.2%	-	*
James "Randy" Staff	141,870	*	-	*
Carl B. Webb	80,433	*	-	*
Larry D. Willard	41,116 (g)	*	15,000	*
Darren Parmenter	30,361 (h)	*	1,000	*
Corey G. Prestidge	-	*	-	*
Greg Vanek	30,000 (i)	*	5,000	*
All Directors and Named Executive Officers, as a group (16 persons)	16,907,906 (j)	29.9%	579,350	11.6%

* Represents less than 1% of the outstanding shares of such class.

(a) Based on 56,488,488 shares of common stock outstanding on April 5, 2010. Shares issuable under instruments to purchase our common stock that are exercisable within 60 days of April 5, 2010, are treated as if outstanding for computing the percentage ownership of the person holding these instruments, but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

(b) Based on 5,000,000 shares of Series A Cumulative Redeemable Preferred Stock outstanding on April 5, 2010.

(c) Includes 62,100 shares of common stock held in an IRA account for the benefit of Mr. Bobbitt.

(d) The shares of common stock beneficially owned by Mr. Ford include 15,044,616 shares owned by Diamond A Financial, LP. Mr. Ford is the sole general partner of Diamond A Financial, LP. Mr. Ford has sole voting and dispositive power of these shares.

(e) These shares of Series A Cumulative Redeemable Preferred Stock are owned by Diamond A Financial, LP. Mr. Ford is the sole general partner of Diamond A Financial, LP. Mr. Ford has sole dispositive power over these shares.

(f) Jeremy Ford is the beneficiary of a trust that owns a 49% limited partnership interest in Diamond A Financial, LP (see footnotes (d) and (e)).

(g) Includes 1,116 shares of common stock held in individual trusts for Mr. Willard's three grandchildren. Mr. Willard is the custodian of these trusts and, therefore, may be deemed to beneficially own the shares held in the trusts. Mr. Willard disclaims beneficial ownership of the shares held in those trusts.

(h) Includes 30,000 shares of common stock acquirable pursuant to the exercise of a stock option. Excludes 20,000 shares of common stock acquirable pursuant to the exercise of a stock option that will not vest within 60 days of April 5, 2010.

(i) Includes 30,000 shares of common stock acquirable pursuant to the exercise of a stock option. Excludes 20,000 shares of common stock acquirable pursuant to the exercise of a stock option that will not vest within 60 days of April 5, 2010.

(j) Represents 16 persons and includes 60,000 shares of common stock acquirable pursuant to the exercise of stock options. Excludes 40,000 shares of common stock acquirable by our named executive officers pursuant to the exercise of stock options that will not vest within 60 days of April 5, 2010.

MANAGEMENT

Executive Officers

General

We have identified the following officers as "executive officers," consistent with the definition of that term as used by the SEC:

Name	Age	Position	Officer Since
Jeremy B. Ford	35	President, Chief Executive Officer and Director	2010
Darren Parmenter	47	Senior Vice President - Finance	2007
Corey G. Prestidge	36	General Counsel and Secretary	2008
Greg D. Vanek	49	President of NLASCO, Inc.	2007

Business Experience of Executive Officers

Information concerning the business experience of Mr. Jeremy Ford is set forth above under "Proposal One – Election of Directors – Nominees for Election as Directors" on page 4.

Darren Parmenter. Mr. Parmenter has served as Senior Vice President of Finance of Hilltop since June 2007. From January 2000 to June 2007, Mr. Parmenter was with Hilltop's predecessor, Affordable Residential Communities Inc., and served as the Controller of Operations from April 2002 to June 2007. Prior to 2000, Mr. Parmenter was employed by Albertsons Inc., as an Assistant Controller.

Corey G. Prestidge. Mr. Prestidge has served as General Counsel and Secretary of Hilltop since January 2008. From November 2005 to January 2008, Mr. Prestidge was the Assistant General Counsel of Mark Cuban Companies. Prior to that, Mr. Prestidge was an associate in the corporate and securities practice group at Jenkens & Gilchrist, a Professional Corporation, which is a former national law firm that is no longer providing legal services. Mr. Prestidge is the son-in-law of our Chairman of the Board, Gerald J. Ford, and the brother-in-law of our President and Chief Executive Officer, Jeremy B. Ford.

Greg Vanek. Mr. Vanek has served as President and Chief Operating Officer of NLASCO since 2001, and National Lloyds Insurance Company and American Summit Insurance Company, subsidiaries of NLASCO, since 1997 and 2001, respectively, except for a brief period during 2000 when he was self-employed. Prior to his service in those capacities, Mr. Vanek served as Vice President of Marketing and as an underwriter for National Lloyds Insurance Company since joining the company in 1986. He is a member of various insurance industry associations, including a member and officer of the Association of Fire and Casualty Companies of Texas Legislative Committee and a board member of Southwestern Insurance Information Service.

Terms of Office and Relationships

Our named executive officers are elected annually or, as necessary, to fill vacancies or newly created offices by our Board of Directors. Each named executive officer holds office until his successor is duly elected or qualifies or, if earlier, until his retirement, death, resignation or removal. Any officer or agent elected or appointed by our Board of Directors may be removed by our Board of Directors whenever, in its judgment, our best interests will be served, but any removal will be without prejudice to the contractual rights, if any, of the person so removed.

Except as disclosed elsewhere in this Proxy Statement, there are no familial relationships among any of our current directors or executive officers. Except as described under "Proposal One – Election of Directors – Nominees for Election as Directors" commencing on page 4, none of our director nominees hold directorships in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or pursuant to Section 15(d) of the Securities Exchange Act of 1934 or any company registered as an investment company under the Investment Company Act of 1940.

Except as set forth in this Proxy Statement, there are no arrangements or understandings between any nominee for election as a director or officer and any other person pursuant to which that director was nominated or that officer was selected.

Compensation Discussion and Analysis

In the paragraphs that follow, we will discuss the overall objectives of our compensation program and what it is designed to reward participants over the life of the program, each element of compensation that we provide and an explanation of the reasons for the compensation decisions we have made regarding the following individuals, whom we refer to as our "named executive officers" for 2009:

- Larry D. Willard— Former President and Chief Executive Officer.
- Darren Parmenter—Senior Vice President of Finance (principal financial officer).
- Corey G. Prestidge – General Counsel and Secretary.
- Greg Vanek—President of NLASCO.

Following this discussion, we provide specific information about compensation earned or awarded to our named executive officers during 2009.

Objectives of Our Executive Compensation Program

Our compensation program includes the following available components: salary, at-risk incentives and equity incentives linked to performance and the creation of stockholder value. In structuring our compensation programs each year, the Compensation Committee selects the particular components and the weighting given to those components, based upon our strategic objectives. We believe that it is critical to structure the compensation program in such a manner to retain those with the talent, skill and experience necessary for us to realize our strategic objectives.

With this in mind, the following principles help to guide our decisions regarding compensation of our named executive officers:

- *Compensation opportunities should be competitive with market practices.* In order to attract and retain the executives with the experience and skills necessary to lead our company and motivate them to deliver strong performance to our stockholders, we are committed to providing total annual compensation opportunities that are competitive.
- *A substantial portion of compensation should be performance-based.* Our executive compensation program emphasizes pay for performance. This means that corporate performance, as assessed by our Compensation Committee and under the management incentive plan, as the case may be, has the possibility to represent a substantial portion of the named executive officer's total compensation.
- *Management's interests should be aligned with those of our stockholders.* Our long-term incentive compensation is delivered in the form of stock options, the value of which is ultimately dependent upon the performance of our stock price. Although we have no mandatory requirement of stock ownership by our employees, including our named executive officers, stock ownership is encouraged.
- *Compensation should be perceived as fair and equitable.* We strive to create a compensation program that will be perceived as fair and equitable, both internally and externally. We also consider the pay of the named executive officers relative to one another and to other members of the management team.

How We Determine and Assess Executive Compensation Generally

Role of the Compensation Committee

The Compensation Committee of our Board of Directors is responsible for reviewing and approving all aspects of the compensation programs for our named executive officers and making all decisions regarding specific compensation to be paid or awarded to them. The Compensation Committee is responsible for, among its other duties, the following:

- Review and approval of corporate incentive goals and objectives relevant to compensation;
- Evaluation of individual performance results in light of these goals and objectives;
- Evaluation of the competitiveness of the total compensation package; and
- Approval of any changes to the total compensation package, including, but not limited to, salary, annual and long-term incentive award opportunities and payouts and retention programs.

The Compensation Committee is responsible for determining all aspects of compensation of the Chief Executive Officer, as well as assessing his individual performance.

The Compensation Committee may, in its discretion, consider (i) the transferability of managerial skills, (ii) the relevance of each named executive officer's experience to other potential employers, and (iii) the readiness of the named executive officer to assume a different or more significant role, either within our organization or with another organization. When making pay-related decisions, the Compensation Committee also has considered our specific circumstances and the associated difficulties with attraction, retention and motivation of talent and its importance in supporting achievement of our strategic objectives.

Information about the Compensation Committee and its composition, responsibilities and operations can be found on page 9 of this Proxy Statement and in the "Investor Relations-Governance" section of our website.

Role of the Chief Executive Officer in Compensation Decisions

The Chief Executive Officer recommends to the Compensation Committee any compensation changes affecting the other named executive officers. Within the framework of the compensation programs approved by the Compensation Committee and based on management's review of market competitive positions, each year the Chief Executive Officer recommends the level of base salary increase, if any, reviews and approves the specific individual objectives in the annual incentive program and recommends the long-term incentive grant value for the other named executive officers. His recommendations are based upon his assessment of the individual officer's performance, performance of the officer's respective business or function and employee retention considerations. The

Compensation Committee reviews the Chief Executive Officer's recommendations and must approve any compensation changes affecting our officers or executives. The Chief Executive Officer does not play any role with respect to any matter impacting his own compensation.

Role of Compensation Consultant

The Compensation Committee retained Towers Perrin to provide market data and to advise on market trends and practices in connection with determining compensation payable in 2007 and 2006. The Compensation Committee then made its own determinations regarding 2009, 2008 and 2007 compensation of the named executive officers, considering the data and advice previously provided by Towers Perrin, among other factors. Since the Compensation Committee has determined not to increase the 2008 or 2009 compensation of the named executive officers, other than with respect to Mr. Prestidge in 2009, it did not retain in 2008 or 2009, and does not plan to retain in 2010, the services of a compensation consultant.

Other Factors

Pay decisions are made following a review and discussion of both the financial and operational performance of our businesses and the annual performance reviews of the named executive officers and other members of the management team.

Elements of our Executive Compensation Program

Overall, our executive compensation program is designed to be consistent with the objectives and principles set forth above. The basic elements of our 2009 and 2010 executive compensation program are summarized below, followed by a more detailed discussion of those programs.

Our compensation policies and programs are considered by the Compensation Committee in a total rewards framework, considering both "pay"—base salary, annual incentive compensation and long-term incentive compensation; and "benefits"—benefits, perquisites and executive benefits and other compensation. Our executive compensation program consists primarily of the following components:

Compensation Component	Purpose
Base Salary	Fixed component of pay intended to compensate the individual fairly for the responsibility level of the position held.
Annual Incentives	Variable component of pay intended to motivate and reward the individual's contribution to achieving our short-term/annual objectives.
Long-term Incentives	Variable component of pay intended to motivate and reward the individual's contribution to achieving our long-term objectives.
Perquisites	Fixed component of pay intended to provide an economic benefit to us in attracting and retaining executive talent.
Post-Termination Compensation (Severance and Change in Control)	Fixed component of pay intended to provide a temporary income source following an executive's involuntary termination and, in the case of a change-in-control, to also provide continuity of management during that event.

Base Salary

We provide base salaries for each named executive officer, commensurate with the services each provides to us, because we believe a portion of total direct compensation should be provided in a form that is fixed and liquid. For 2009, base salary remained unchanged for the named executive officers, except with respect to Mr. Prestidge, whose compensation was increased to be commensurate with the named executive officers other than the Chief Executive Officer. The following are the base salaries for the named executive officers in 2008, 2009 and 2010:

	Base Salary		
Name	**2008**	**2009**	**2010**
Larry D. Willard	$ 500,000	$ 500,000	$ -
Darren Parmenter	$ 275,000	$ 275,000	$ 275,000
Corey G Prestidge	$ 225,000	$ 275,000	$ 275,000
Greg Vanek	$ 275,000	$ 275,000	$ 275,000

Annual Incentive Awards

Our named executive officers and other employees are eligible to receive annual incentive awards based upon our financial performance and other factors, including individual performance. The Compensation Committee believes that this element of compensation is important to focus management efforts on, and provide rewards for, annual financial and strategic results that are aligned with creating value for our stockholders. In years past, this component of the compensation program was pre-determined at the outset of the year and based upon measurable criteria. In 2008, our Compensation Committee decided to eliminate the pre-determined nature of this incentive compensation from the compensation program for our named executive officers serving at Hilltop, while maintaining that structure at our insurance holding company, NLASCO, Inc. This decision was due to the sale of substantially all of our assets in July 2007 and the change in the primary focus of Hilltop management towards acquisitions with its available cash. This component of the compensation program for the named executive officers at Hilltop in 2009 and 2010 is purely at the discretion of the Compensation Committee. Therefore, the Compensation Committee is entitled to reward those officers on a more subjective, versus quantitative basis, which it believes is more relevant given the nature of Hilltop's current focus. The Compensation Committee, however, envisions returning to previous structure upon the consummation of an acquisition of a business with our available cash.

With respect to the award payable to Mr. Vanek in 2009, the thresholds under the management incentive plan were based upon achievement of certain combined ratios as follows:

- Maximum - a 2009 combined ratio of 84% or less, a maximum of 75% of the named executive officer's salary;
- Target - a 2009 combined ratio above 84%, but 90% or lower, a maximum of 50% of the named executive officer's salary; and
- Threshold - if the 2009 combined ratio is over 90%, but the non-catastrophe loss and loss adjustment expense ratio is 42% or less, then a maximum of 25% of the named executive officer's salary.

Combined ratio is the sum of two ratios, loss and loss adjustment expense ratio and policy acquisition and other underwriting expense ratio. Loss and loss adjustment expense ratio is loss and loss adjustment expenses divided by net premiums earned for the same period. Policy acquisition and other underwriting expense ratio is policy acquisition and other underwriting expense divided by net premiums earned for the same period.

The Compensation Committee, in its sole discretion, determines the amount of each participant's award based on attainment of the applicable performance goals and assessments of individual performance. For 2009 performance, the combined ratio exceeded the amount at which an award was payable. The Compensation Committee, however, has the authority to make adjustments to the performance objectives in recognition of unusual or non-recurring events or to pay discretionary bonuses. The following discretionary bonuses were paid for services rendered in 2009:

Name	Amount of Cash Bonus	
Larry D. Willard	$ 500,000	(a)
Darren Parmenter	$ 50,000	
Corey Prestidge	$ 50,000	
Greg Vanek	$ 68,750	

(a) Represents amount paid in cash to Mr. Willard in connection with his retirement.

As previously mentioned, the named executive officers serving at Hilltop will be awarded bonuses in 2010 at the discretion of the Compensation Committee. With respect to Mr. Vanek, the Compensation Committee approved the following performance criteria for 2010:

- $41,250 if the Expense Ratio[1] is 39% or less;
- $10,313 if written premium exceeds forecast; and
- Loss Ratio[2]:
    - $154,688 if 46% or less;
    - $72,188 if greater than 46%, but 52% or less; or
- $20,625 if greater than 52%, but the non-catastrophe Loss Ratio[3] is 50% or less

The management incentive plan provides that, upon a change in control (as defined in the plan), each participant (which includes each of the named executive officers) would be entitled to payment of a pro-rata bonus for the year in which the change of control occurs, the amount of which would be determined assuming the maximum level of performance had been achieved.

Long-Term Incentive Awards

As described above, we believe that a portion of each named executive officer's compensation should be tied to the performance of our company's stock price, aligning the officer's interest with that of our stockholders. In this regard, our long-term incentive compensation is delivered in the form of stock options, the value of which is ultimately dependent upon the performance of our stock price. Further discussion of the 2003 equity incentive plan pursuant to which such options are awarded is found after the "Grants of Plan Based Awards" section below.

On July 27, 2006 and March 8, 2007, the Compensation Committee granted options to purchase 200,000 and 10,000 shares, respectively, to Mr. Willard. The sale of substantially all of our assets on July 31, 2007 constituted a change in control under the option plan. Accordingly, the options granted to Mr. Willard to purchase an aggregate of 210,000 shares became fully vested. In connection with his retirement, we agreed to pay him the spread between their respective strike prices and the closing price on November 30, 2009 (amounting to $290,700) for his agreement not to exercise the options. On October 25, 2007, the Compensation Committee granted options to purchase 50,000 shares to each of Mr. Parmenter and Mr. Vanek. In determining the number of stock options granted to Messrs. Parmenter and Vanek, the Compensation Committee did not take into account specific individual performance factors, but rather considered the awards previously made to other executive officers. No option awards were granted in 2008 and 2009.

[1] Expense Ratio is policy acquisition and other underwriting expense divided by net premiums earned for the same period.

[2] Loss Ratio is the ratio that expresses the relationship of losses to premiums. Loss Ratio is loss and loss adjustment expenses divided by net premiums earned for the same period.

[3] The non-catastrophe Loss Ratio is defined as the loss and loss adjustment expense ratio excluding Property Claim Service identified catastrophes that result in a loss to NLASCO, Inc. of $125,000 or more.

We have not adopted a formal policy for the timing of grants of equity awards. The Compensation Committee, however, follows an informal practice of annually reviewing and determining whether to grant equity awards. If off-cycle awards, such as in the case of new hires, promotions or special retention awards, were required to be considered, the Compensation Committee would determine the applicability and amount of any such awards on a case-by-case basis.

All option awards made to eligible employees, including the named executive officers, are made pursuant to the 2003 equity incentive plan. All stock options issued under the terms of the plan are granted with an exercise price equal to the fair market value of our common stock on the date of grant. For this purpose, the market value is deemed to be the closing price of the common stock on the New York Stock Exchange on the date of grant of the stock options. Options awards are not subject to re-pricing.

All stock option awards made to the named executive officers are made by the Compensation Committee and not pursuant to delegated authority.

Perquisites and Other Benefits

We provide a limited number of perquisites and other benefits to our named executive officers. Generally, our named executive officers receive only medical benefits, life insurance and long-term disability coverages, as well as supplemental contributions to the Company's 401(k) program, on the same terms and conditions as available to all employees. These medical and insurance benefits generally consist of group medical coverage with applicable deductibles and co-pays and complementary long-term disability capped at $50,000, with the option to purchase additional coverage.

In addition, in connection with the Company's move in principal headquarters from Colorado to Dallas, Texas, we have reimbursed Mr. Willard, on a tax grossed-up basis, for certain expenses for housing, private aircraft and automobile use and we have reimbursed Mr. Parmenter for certain housing and relocation expenses.

Severance and Other Post-Termination Compensation

Currently, we do not maintain any severance or change in control program for the named executive officers. We, however, have historically paid severance, the amount of which is generally determined both by length of tenure and level of compensation, when termination occurs other than for cause and pursuant to which certain benefits may be provided to the named executive officers. Absent the negotiation of specific agreements with the named executive officers, their severance benefits would be provided on the same basis as provided to other employees of the Company.

Currently, Mr. Parmenter and we are a party to an employment agreement pursuant to which we agreed that if he is terminated without reasonable cause, he will be entitled to one year of base salary, plus a bonus and COBRA coverage for 18 months. In addition, we are party to an employment agreement with Mr. Vanek. If he is terminated without cause or resigns for good reason, each as defined in the employment agreement, he will be entitled to the following: unpaid vacation; an amount equal to the greater of (x) his base salary for the remainder of the employment period and (y) his base salary for one year; his pro rata bonus; and the cost of COBRA for one year.

Further discussion of the employment and severance agreements and payments made pursuant thereto may be found in the "Employment Contracts, Termination of Employment and Change in Control Arrangements" section below.

The 2003 equity incentive plan, pursuant to which stock option awards are granted to the named executive officers, contains specific termination and change-in-control provisions. We determined to include a change in control provision in the plan to be competitive with what we believe to be the standards for the treatment of equity upon a change in control and so that employees who remain after a change of control would be treated the same with regard to equity as the general stockholders who could sell or otherwise transfer their equity upon a change in control. Under the terms of the plan, if a change of control event (as defined under the plan) were to occur, all awards then outstanding would become vested and/or exercisable and any applicable performance goals with respect thereto would be deemed to be fully achieved. The sale of substantially all of our assets in July 2007 constituted a change in control under this plan. Further discussion of the change in control payments made pursuant to the 2003 equity incentive plan may be found in the "Employment Contracts, Termination of Employment and Change in Control Arrangements" section below.

Other Programs and Policies

Stock Ownership Requirements

Our senior executives are encouraged to own a meaningful amount of our common stock; however, there is no formal policy that requires such stock ownership. Each of the named executive officers owns common stock of the Company, as specified in "Stock Ownership – Security Ownership of Management " beginning on page 16 of this Proxy Statement.

Tax Considerations

Section 162(m) of the Internal Revenue Code, or the Code, imposes a $1.0 million limit on the tax-deductibility of compensation paid to our five most highly paid executives, which includes the named executive officers. Exceptions are provided for compensation that is "performance-based" and paid pursuant to a plan meeting certain requirements of Section 162(m) of the Code. The Compensation Committee has carefully considered the implications of Section 162(m) of the Code and believes that tax deductibility of compensation is an important consideration. Accordingly, where possible and considered appropriate, the Compensation Committee strives to preserve corporate tax deductions. The Compensation Committee, however, reserves the flexibility, where appropriate, to approve compensation arrangements that may not be tax deductible to the Company, such as base salary and awards of time-based restricted stock. The Compensation Committee will continue to review the Company's executive compensation practices to determine if other elements of executive compensation constitute "qualified performance-based compensation" under Section 162(m) of the Code.

We also continue to monitor the regulatory developments under Section 409A of the Code, which was enacted as part of the American Jobs Creation Act of 2004. Section 409A imposes substantial limitations and conditions on nonqualified deferred compensation plans, including certain types of equity compensation and separation pay arrangements.

Accounting Considerations

Differing forms of equity awards will have comparable accounting treatments under FAS 123 (R) and, therefore, we expect that accounting treatments will not influence our selection of forms of equity compensation.

Compensation Committee Report

The Compensation Committee of the Board of Directors of Hilltop Holdings Inc. has reviewed and discussed with management the Compensation Discussion and Analysis contained in Hilltop's Proxy Statement. Based on its review, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Hilltop's Proxy Statement.

The foregoing report has been submitted by the following members of the Compensation Committee:

Rhodes Bobbitt (Chairman)   W. Joris Brinkerhoff   William T. Hill, Jr.

Executive Compensation

The following tables set forth information concerning the compensation earned for services performed during 2009, 2008 and 2007 by the named executive officers, who were either serving in such capacities on December 31, 2009 or during 2009 or are reportable pursuant to applicable SEC regulations.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus (a) ($)	Option awards (b) ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Larry D. Willard Former President and Chief Executive Officer	2009	500,000	-	-	-	773,606 (f)	1,273,606
	2008	500,000	-	-	-	194,294 (g)	694,294
	2007	500,000	-	40,422 (c)	500,000 (e)	131,599 (g)	1,172,021
Darren Parmenter Senior Vice President - Finance	2009	275,000	50,000	-	-	1,635 (h)	326,635
	2008	275,000	-	-	-	68,764 (i)	343,764
	2007	263,462	-	182,396 (d)	178,750 (e)	13,745 (i)	638,352
Corey G Prestidge General Counsel & Secretary	2009	275,000	50,000	-	-	1,843 (j)	326,843
	2008	207,692 (k)	50,000	-	-	-	257,692
Greg Vanek President of NLASCO, Inc.	2009	275,000	68,750	-	-	20,796 (l)	364,546
	2008	275,000	55,000	-	-	20,796 (l)	350,796
	2007	275,000	-	182,396 (d)	206,250 (e)	19,063 (l)	682,709

(a) Represents discretionary bonuses paid for services performed during 2008 and 2009.

(b) Represents the 2007 FAS 123(R) expense recognized for stock options granted in fiscal 2007. For more information regarding outstanding stock options held by the named executive officers, refer to the section *"Outstanding Equity Awards at Fiscal Year-End"* below.

(c) Represent stock options granted in July 2006 and March 2007 to Mr. Willard. Pursuant to the terms of their issuance, these stock options were to vest in equal installments over a three year period; however, pursuant to the plan and agreements governing their issuance, all unvested shares of these stock options became fully vested on July 31, 2007, as a result of the consummation of the sale of substantially all of our assets on that date.

(d) Represent stock options to purchase 50,000 shares of common stock at an exercise price of $12.06 per share granted on October 25, 2007 to each of Messrs. Parmenter and Vanek. Pursuant to the terms of their issuance, these options vest in five equal installments on October 25, 2007, 2008, 2009, 2010 and 2011.

(e) Represent the cash award earned for 2007 performance under the management incentive plan. For more information regarding this plan, see *"Management Incentive Plan"* below.

(f) Includes the following: (i) retirement payment of $500,000 paid in December 2009; (ii) $19,879 reimbursement for auto on a tax grossed-up basis; (iii) $253,727 reimbursement for housing for year 2009 and the remainder of the payments under the lease for 2010 on a tax grossed-up basis. Excludes $290,700 paid to Mr. Willard for the retirement of his outstanding options to purchase common stock, which amount represents the number of shares multiplied the spread between the strike price of the stock option and the closing price as reported by the New York Stock Exchange on November 30, 2009.

(g) Represent the aggregate payments and amounts attributed to Mr. Willard for income tax purposes, on a tax grossed-up basis, made by the Company in 2008 and 2007 to reimburse Mr. Willard for housing (2008-$175,774; 2007 -$98,241), private aircraft (2007—$15,179) and auto (2008-$18,519; 2007—$18,178) use. Prior to August 2007, this related to costs incurred by Mr. Willard in connection with his travel to, and time in, Colorado. In connection with Mr. Willard's and the Company's relocation to Texas in August 2007, the Company provided Mr. Willard with an apartment and certain auto transportation needs for his use in Texas.

(h) Represents reimbursement for membership dues.

(i) Represents aggregate payments made by the Company to Mr. Parmenter in 2008 and 2007 to reimburse Mr. Parmenter for housing (2008 - $15,000; 2007 - $19,063) in connection with his relocation to Texas (2008 relocation reimbursement - $53,764).

(j) Represents reimbursement for membership dues.

(k) Represents annual salary of $225,000, prorated for service from January 21, 2008 to December 31, 2008.

(l) Represent aggregate payments and amounts attributed to Mr. Vanek for income tax purposes, on a taxed grossed-up basis, made by the Company in 2009, 2008 and 2007 to reimburse Mr. Vanek for country club dues (2009 - $6,396; 2008 - $6,396; 2007 - $5,863) and Mr. Vanek's car allowance (2009 - $14,400; 2008 - $14,400; 2007 - $13,200).

Grants of Plan-Based Awards

The following table supplements the Summary Compensation Table, providing information concerning incentive compensation opportunities provided to each named executive officer during 2009. For more information regarding these annual and long-term incentive plan awards, refer to "Compensation Discussion and Analysis" beginning on page 18 of this Proxy Statement.

Grants of Plan-Based Awards Table for 2009

Name	Grant Date (a)	Estimated future payouts under non-equity incentive plan awards (b)		
		Threshold ($)	Target ($)	Maximum ($)
Greg Vanek President of NLASCO, Inc.	March 12, 2009	68,750	137,500	206,250

(a) Represent the effective date of grant of cash bonus awards under the management incentive plan. See below for a further discussion of this plan. Grants of non-equity incentive plan awards (cash bonuses) are disclosed as of January 1, 2009, the date of commencement of the bonus period, although the specific parameters for their issuance were approved by the compensation committee at its March 12, 2009 meeting.

(b) Represent the value of potential payments under the management incentive plan to each of the named executive officers based on 2009 performance. Management incentive award amounts shown above represent potential awards that may have been earned based on performance during 2009. The actual management incentive plan awards earned for 2009 are reported in the "Summary Compensation Table" above. For more information regarding the management incentive plan, see below and also refer to "Compensation Discussion and Analysis" beginning on page 18 of this Proxy Statement.

Management Incentive Plan

We have adopted a management incentive plan, which provides for cash bonus awards to those key employees of us and our subsidiaries selected by our Compensation Committee for participation in the plan. A participant may receive a cash bonus under the management incentive plan based upon the attainment, during each performance period, of performance objectives that are established by our Compensation Committee. These performance objectives may be based on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable:

- total stockholder return;
- earnings per share (which may include the manner in which such earnings goals were met);
- net income (before or after taxes);
- earnings before interest, taxes, depreciation and amortization;
- revenues;
- return on assets;
- market share;
- business plan goals;
- cost reduction goals;
- funds from operations; or
- any combination of, or a specified increase in, any of the foregoing.

Performance objectives may be applied to one or more of the following, among others: our company as a whole, any of our subsidiaries or affiliates or any of our divisions or strategic business units, and may be applied to performance relative to a market index or a group of other companies. The Compensation Committee possesses the authority to make adjustments to the performance objectives in recognition of unusual or non-recurring events. The performance goals may include a threshold level of performance below which no compensation will be earned, levels of performance at which specified compensation will be earned and a maximum level of performance beyond which no additional compensation will be earned.

The amount of each participant's bonus will be based upon a bonus formula determined by our Compensation Committee, in its sole discretion, that ties such bonus to the attainment of the applicable performance goals, and will, unless otherwise determined by our Compensation Committee, range from 75% to 125% of certain specified target amounts. Under the management incentive plan, none of our executive officers may receive a bonus payment for any performance period that exceeds 125% of his base salary. Except as otherwise provided in a participant's employment or other individual agreement, the payment of a cash bonus to a participant for a performance period will be conditioned upon the participant's continued employment on the last day of the performance period. In the event of a change in control (as defined in the management incentive plan), the performance period then in effect will be deemed to have been completed, the maximum level of performance will be deemed to have been achieved and all participants will receive payment within ten business days after the change in control, regardless of whether the individual is then employed by us or any of our affiliates. We may amend, suspend or terminate the management incentive plan at any time, provided that no amendment of the plan may adversely affect an award granted prior to the amendment without the participant's consent.

2003 Equity Incentive Plan

On December 23, 2003, we adopted the 2003 equity incentive plan, which provides for the grant of equity-based incentives, including restricted shares of our common stock, stock options, grants of shares and other equity-based awards, to our directors, officers and other employees and those of our subsidiaries selected by our Compensation Committee for participation in the plan. At inception, 1,992,387 shares were authorized for grant pursuant to this plan. All shares outstanding, whether vested or unvested, are entitled to receive dividends and to vote, unless forfeited. No participant in our 2003 equity incentive plan may be granted awards in any fiscal year covering more than 500,000 shares of our common stock.

The 2003 equity incentive plan is administered by our Compensation Committee, which has the discretion, among other things, to determine the persons to whom awards will be granted, the number of shares of our common stock to be subject to awards and the other terms and conditions of the awards. Performance objectives may be applied to one or more of the following, among others: our company as a whole, any of our subsidiaries or affiliates or any of our divisions or strategic business units, or may be applied to performance relative to a market index or a group of other companies. The Compensation Committee possesses the authority to make adjustments to the performance objectives in recognition of unusual or non-recurring events. The 2003 equity incentive plan provides that in no event will the Compensation Committee be authorized to reprice stock options, or to lower the base or exercise price of any other award granted under the plan, without obtaining the approval of our stockholders.

Stock options granted under the 2003 equity incentive plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code or nonqualified stock options. Generally, holders of restricted stock will be entitled to vote and receive dividends on their restricted shares, but our Compensation Committee may determine, in its discretion, that dividends paid while the shares are subject to restrictions may be reinvested in additional shares of restricted stock. Except as otherwise permitted by our Compensation Committee, awards granted under the 2003 equity incentive plan will be transferable only by will or through the laws of descent and distribution, and each stock option will be exercisable during the participant's lifetime only by the participant or, upon the participant's death, by his or her estate. Director compensation that is paid in the form of our common stock, whether at our or the director's election, is issued through this plan.

In the event of a change in control of us (as defined in the 2003 equity incentive plan), all awards then outstanding under the 2003 equity incentive plan will become vested and, if applicable, exercisable, and any performance goals imposed with respect to then-outstanding awards will be deemed to be fully achieved. On

July 31, 2007, a change in control of us (as defined in 2003 equity incentive plan) occurred as a result of the sale of substantially all of our assets on that date. Accordingly, all awards then outstanding became fully vested.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information pertaining to all outstanding equity awards held by the named executive officers as of December 31, 2009, which consisted solely of stock options awarded during 2007.

Outstanding Equity Awards at Fiscal Year-End 2009

		Option Awards			
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price (b) ($)	Option expiration date
Darren Parmenter Senior Vice Presidnet - Finance	October 25, 2007	30,000 (a)	20,000	12.06	October 25, 2012
Greg Vanek President of NLASCO, Inc.	October 25, 2007	30,000 (a)	20,000	12.06	October 25, 2012

(a) These stock options vest in five equal installments on each of October 25, 2007, 2008, 2009, 2010 and 2011.

(b) Represent the exercise prices of stock options held by the named executive officers, which are the closing market prices of Company common stock on the dates of grant of the stock options.

Option Exercises and Stock Vested

No named executive officer exercised any stock options in 2009.

Employment Contracts, Termination of Employment and Change in Control Arrangements

Set forth below is a summary of the employment agreements with Messrs. Parmenter and Vanek and a description of benefits payable following a change of control. The Compensation Committee believes that the arrangements described below serve our interests and the interests of our stockholders because they help secure the continued employment and dedication of our senior officers prior to or following a change of control without concern for his own continued employment. We believe that it is in the best interest of our stockholders to have plans in place that will allow management to pursue all alternatives for us without undue concern for their own financial security. We also believe that these agreements and arrangements are important as recruiting and retention devices, as most companies with which we compete for executive talent have similar agreements or arrangements in place for their senior employees.

Employment Contracts

On August 15, 2007, we entered into an employment agreement with Darren Parmenter. The employment agreement is for a term of three years with an annual base salary of $275,000. Additionally, in accordance with the agreement, Mr. Parmenter is entitled to participate in all of our management incentive bonus plans and receive any annual performance bonus awarded to him by the Board of Directors pursuant to such plan. The employment agreement provides that if Mr. Parmenter is terminated without reasonable cause, he will be entitled to (i) full vesting of any bonus or equity incentive awards, (ii) health benefits for a period of 18 months and (iii) a lump sum payment of (a) any accrued but unused vacation time, (b) one year of base salary, (c) the average annual bonus earned during the term of the agreement, and (d) the pro rata portion of the bonus for the year in which the termination occurs. The employment agreement also provides that if Mr. Parmenter is terminated as a result of his death or disability, he, or his estate, will be entitled to (i) full vesting of any bonus or equity incentive awards, (ii) in the case of disability, continued health benefits for a period of 18 months and (iii) a lump sum payment of (a) any earned but unpaid salary and previously accrued but unpaid bonuses and (b) the pro rata portion of the bonus for the year in which the termination occurs. The employment agreement also provides that we shall pay Mr. Parmenter all accrued but unpaid amounts, if any, to which he is entitled under any of our compensation or benefit plans.

Under the employment agreement, Mr. Parmenter has agreed that during the period of employment and for twelve months following his termination: (i) he will not solicit any person who is employed by us or any of our affiliates or otherwise interfere with our employee relations; and (ii) he will not contact any of our customers, suppliers or other business contacts or otherwise interfere with our customer or supplier relations. Mr. Parmenter also has agreed all confidential records, material and information concerning us or our affiliates shall remain our exclusive property and Mr. Parmenter shall not divulge such information to any person.

On January 31, 2007, or the effective date, NLASCO entered into an employment agreement with Greg Vanek to serve as Chief Executive Officer of NLASCO. The employment agreement is for a term of three years; however, the term is extended by an additional year each anniversary of the effective date unless notice has been given otherwise. The annual base salary payable under the agreement is $225,000, subject to increase by the Board of Directors at its sole discretion. Additionally, in accordance with the agreement, Mr. Vanek is entitled to participate in all of NLASCO's management incentive bonus plans and receive any annual performance bonus awarded to him by the Board of Directors pursuant to such plan. Further, the agreement provides that NLASCO will reimburse Mr. Vanek for his country club dues, as well as provide him a car allowance of $1,200 per month. The agreement is terminated upon Mr. Vanek's death or terminable upon six consecutive months of disability. Upon Mr. Vanek's death or disability, the agreement will terminate and he or his estate, as applicable, will be entitled to the following: accrued, but unpaid vacation time; his then current base salary; a pro rata portion of his bonus for the year in which the agreement was terminated; full vesting of equity incentive awards; pro rata portion of prior year's bonus under annual incentive bonus program assuming an achievement of target level performance goals; and paid COBRA benefits for one year. If his employment is terminated without cause by NLASCO, or for good reason by Mr. Vanek, as such standards are set forth in the agreement, Mr. Vanek shall receive the following: accrued, but unpaid vacation time; an amount equal to the greater of his then current base salary for the remainder of the term and one year; pro rata portion of prior year's bonus under annual incentive bonus program assuming an achievement of target level performance goals; and paid COBRA benefits for one year.

Under the employment agreement, Mr. Vanek has agreed that during the period of employment and for two years following his termination: (i) he will not solicit any person who is employed by us or any of our affiliates or otherwise interfere with our employee relations; and (ii) he will not contact any of our customers, suppliers or other business contacts or otherwise interfere with our customer or supplier relations. Mr. Vanek also has agreed all confidential records, material and information concerning us or our affiliates shall remain our exclusive property and Mr. Vanek shall not divulge such information to any person.

Accelerated Benefits Upon a Change of Control

The non-qualified stock option agreements pursuant to which all option awards are granted provide for acceleration of vesting upon a change of control or the death of the option holder. Our 2003 equity incentive plan has a complex definition of "change in control." Generally speaking, a change in control occurs if: (i) with certain exceptions, any person becomes the owner of 50% or more of the combined voting power of our outstanding stock and other voting securities; (ii) a majority of the directors serving on our Board of Directors are replaced other than by new directors approved by at least two-thirds of the members of our Board of Directors; (iii) we are not the surviving company after a merger or consolidation; or (iv) with certain exceptions, our stockholders approve a plan of complete liquidation or dissolution or an agreement for the sale or disposition of all or substantially all of our assets is consummated.

Our 2003 equity incentive plan is a "single-trigger" plan, meaning that stock option acceleration occurs upon a change of control even if the option holder remains with us after the control change, regardless of whether options are assumed or substituted by the surviving company. On July 31, 2007, all stock option awards under our 2003 equity incentive plan outstanding before the completion of the sale of substantially all of our assets vested in full.

The following table provides a quantitative delineation of monetary benefits from benefit plan acceleration that may be realized by our named executive officers currently employed by us, if a change of control event, as defined in the plan(s), had occurred on the last business day of 2008.

In addition to acceleration of benefits upon a change of control event, the non-qualified stock option agreements pursuant to which all option awards are granted provide for acceleration of vesting upon the death of the option holder. No other rights of acceleration are provided for under the terms of the Company's benefit plans.

The following table also provides the amounts of benefits a named executive officer would receive under his or her employment agreement in the event that his or her employment agreement was terminated by the officer or the new controlling party following a change-in-control.

Accelerated Benefits Upon a Change of Control Table 2009

	Cash Payments		Option Awards
Name	Due under Employment Agreement ($)	Due under Maagement Incentive Plan (a) ($)	Value realized on acceleration and exercise under benefit plans(s) (b) ($)
Darren Parmenter Senior Vice President - Finance	$ 417,387 (c)	-	- (e)
Greg Vanek President of NLASCO, Inc.	$ 849,000 (d)	206,250 (d)	- (e)

(a) Pursuant to the provisions of the management incentive plan under which cash bonus awards are made, if a change of control event, as defined under the plan, were to occur while any awards under the plan remain outstanding, then any applicable performance period would be deemed to have been completed and the respective performance goals would be deemed to have been fulfilled at the maximum level of performance set forth therein. Under such circumstances, each participant in the bonus plan would be entitled to payment of the pro-rata portion of such bonus amount, payable within ten business days following such a change of control event, regardless of whether then employed by the Company. The Company would have the right to withhold from any bonus amounts to be paid any taxes it may be required to withhold or to make such other arrangements for withholding as it deems satisfactory.

(b) Pursuant to the provisions of the 2003 equity incentive plan under which issuances of stock option awards are made, if a change of control event, as defined under the plan, were to occur, all awards then outstanding would become vested and, if applicable, exercisable and any applicable performance goals with respect thereto would be deemed to be fully achieved. The Company has the discretion to require payment by the option holder of any amount it deems necessary to satisfy its liability to withhold income or any other taxes incurred by reason of exercise of options. Further, pursuant to the terms of the non-qualified stock option agreements that govern the issuance of options, upon the death of the option holder all options become fully vested and exercisable.

(c) Represents that amount that would have been due to Mr. Parmenter under his employment agreement if he terminated the employment agreement for "good cause," or he was terminated for other than cause, on the last business day of 2009. Assumes the following: (i) no accrued, but unpaid bonuses because all bonuses currently awarded to Hilltop named executive officers are discretionary, (ii) ten unused vacation days, (iii) no bonus for current year since it is discretionary, and (iv) cost of COBRA would be $2,000 per month for 18 months.

(d) Represents that amount that would have been due to Mr. Vanek under his employment agreement if he terminated the employment agreement for "good cause," or he was terminated for other than cause, on the last business day of 2009. Assumes the following: (i) no unused vacation days, (ii) maximum bonus under management incentive plan awarded under that plan as a result of a change of control, and (iii) cost of COBRA would be $2,000 per month for one year.

(e) Represents the value of unvested stock option grants that would vest upon a change in control, assuming a change of control event on the last business day of 2009. The value realized assumes the exercise of all their respective stock options that became vested as a result of the event and is calculated as the difference between the option exercise price per share and the closing market price on December 31, 2009 ($11.64).

Compensation Committee Interlocks and Insider Participation

During fiscal year 2009, directors Rhodes Bobbitt, W. Joris Brinkerhoff and William T. Hill, Jr. served on the Compensation Committee. During fiscal year 2009:

- none of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served on our compensation committee;
- none of our executive officers served as a director of another entity, one of whose executive officers served on our compensation committee; and
- none of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served as one of our directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires officers and directors, and persons who beneficially own more than ten percent of our stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Officers, directors and greater than ten percent beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the copies furnished to us and representations from our officers and directors, we believe that all Section 16(a) filing requirements for the year ended December 31, 2009, applicable to our officers, directors and greater than ten percent beneficial owners were satisfied.

Based on written representations from our officers and directors, we believe that all Forms 5 for directors, officers and greater than ten percent beneficial owners that have been filed with the SEC are the only Forms 5 required to be filed for the period ended December 31, 2009.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

Transaction with related persons are governed by our Code of Business Conduct and Ethics, which applies to all officers, directors and employees. This code covers a wide range of potential activities, including, among others, conflicts of interest, self-dealing and related party transactions. Waiver of the policies set forth in this code will only be permitted when circumstances warrant. Such waivers for directors and executive officers, or that provide a benefit to a director or executive officer, may be made only by the Board of Directors, as a whole, or the Audit Committee of the Board of Directors and must be promptly disclosed as required by applicable law or regulation. Absent such a review and approval process in conformity with the applicable guidelines relating to the particular transaction under consideration, such arrangements are not permitted.

Management Services Agreement

On April 28, 2008, but effective as of January 1, 2008, we entered into a Management Services Agreement with Diamond A Administration Company LLC, or Diamond A, an affiliate of Gerald J. Ford, our current Chairman of the Board and the beneficial owner of 26.6% of our common stock as of April 5, 2010. Pursuant to this Management Services Agreement, Diamond A provides certain management services to us and our subsidiaries, including, among others, financial and acquisition evaluation. These services are provided to us at a cost of $100,000 per month, plus reasonable out-of-pocket expenses. On March 15, 2010, we entered into the First Amendment to Management Services Agreement with Diamond A. he First Amendment to Management Services Agreement amended the agreement to provide that office space will be made available to us by Diamond A and, upon making such office space available, the monthly fee will increase from $100,000 per calendar month to $104,000 per calendar month. The amendment also extended the term of the Management Services Agreement by providing that the term of the agreement will continue until terminated by either party. The Management Services

Agreement may be terminated by either party upon thirty days prior written notice to the other party for any or no reason whatsoever or at such time as may be mutually agreed by the parties.

We also agreed to indemnify and hold harmless Diamond A for its performance or provision of these services, except for gross negligence and willful misconduct. Further, Diamond A's maximum aggregate liability for damages under this agreement is limited to the amounts paid to Diamond A under this agreement during twelve months prior to that cause of action.

The NLASCO Acquisition

ARC Insurance Holdings Inc., or Holdings, a subsidiary of us, on the one hand, and C. Clifton Robinson, C.C. Robinson Property Company, Ltd. and The Robinson Charitable Remainder Unitrust, on the other hand, entered into a stock purchase agreement, dated as of October 6, 2006, or the NLASCO Agreement. Pursuant to the NLASCO Agreement, on January 31, 2007, Holdings acquired all of the outstanding shares of capital stock of NLASCO, Inc., or NLASCO, a privately held property and casualty insurance holding company domiciled in the state of Texas. In exchange for the stock, NLASCO's shareholders, consisting of C. Clifton Robinson and affiliates, as specified above, received $105.75 million in cash and 1,218,880 shares of our common stock issued to Mr. Robinson, for a total consideration of $122.0 million. The NLASCO Agreement included customary representations, warranties and covenants, as well as indemnification provisions, and the purchase price is subject to specified post-closing adjustments that have the potential to either increase or reduce the aggregate consideration paid by Holdings and us in this regard. The parties also entered into several ancillary agreements, including a non-competition agreement, a registration rights agreement, a release, employment agreements and a share lock-up agreement.

In order to raise $80.0 million to provide a source of funding for a portion of the acquisition of NLASCO, we conducted a rights offering to our stockholders. In the rights offering, all holders of our common stock as of the date of record, December 19, 2006, received one non-transferable right to purchase 0.242 shares of our common stock for each share held. The price at which the additional shares were purchased was $8.00 per share. The rights offering expired on January 23, 2007, and we issued approximately 7.8 million shares of our common stock to existing stockholders upon completion of the rights offering. In addition, Gerald J. Ford, one of our directors and the beneficial owner of approximately 16.0% of our common stock as of the record date, through an affiliate, Hunter's Glen/Ford, Ltd., backstopped the rights offering. This means it agreed to purchase all shares of common stock that remained unsubscribed for in the rights offering (other than those beneficially acquired by Mr. Ford in a private placement). Pursuant to that backstop, Hunter's Glen/Ford, Ltd. purchased 391,549 shares that were not purchased in the rights offering by the stockholders of record on the record date at the rights offering price per share of $8.00. Mr. Ford, directly and through an affiliate, ARC Diamond, LP, agreed to purchase in a private placement the full number of shares of our common stock that they would otherwise have been entitled to subscribe for in the rights offering at $8.00 per share. Accordingly, Mr. Ford, ARC Diamond LP and Hunter's Glen/Ford, Ltd. acquired an aggregate of 1,759,400 additional shares of our common stock pursuant to this private placement. As of April 5, 2010, Mr. Ford is deemed to be the beneficial owner of 15,048,102 shares of our common stock, or 26.6% of our outstanding common stock.

In addition, Flexpoint Fund, L.P., a fund managed by Flexpoint Partners, LLC of Chicago, Illinois, invested $20 million to purchase our common stock at the leading ten-day average market price of our common stock on the date the agreement was signed, subject to certain anti-dilution provisions. Mr. Ford is a limited partner of Flexpoint Fund, L.P, which is managed by Flexpoint Partners, LLC. As a limited partner, Mr. Ford is *pari passu* with all other limited partners and has no financial interest in, or management authority of, its managing general partner.

C. Clifton Robinson Relationship with the Company

In furtherance of the terms of the NLASCO Agreement, C. Clifton Robinson, Chairman of NLASCO and a member of our Board of Directors, entered into certain ancillary agreements with us, including, among others, an employment agreement, a non-competition agreement, a lock-up agreement and a registration rights agreement.

In conjunction with the closing of the NLASCO acquisition, NLASCO entered into an employment agreement with C. Clifton Robinson that provides that he will serve as chairman of NLASCO and will be paid $100,000 a year. In addition, NLASCO entered into an employment agreement with Mr. Robinson's son, Gordon B. Robinson, the former vice chairman and deputy chief executive officer of NLASCO, pursuant to which he will serve in an advisory capacity to NLASCO and for which he will be paid $100,000 per year. Each employment agreement is for a one-year term with automatic one-year extensions by agreement of the parties. Both of these agreements were extended for one year pursuant to their terms. The employment agreements also include non-competition and non-solicitation provisions similar to that in the non-competition agreement discussed below, but with a term until two years after the termination of employment. Further, each of the Robinsons entered into a non-competition agreement pursuant to which he has agreed not to, directly or indirectly, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, lend credit to, or render services to, any business whose products, services or activities compete with those of NLASCO or any of its subsidiaries within certain states. Each non-competition agreement also includes customary non-solicitation provisions. The term of the non-competition agreements is five years. Finally, C. Clifton Robinson executed a share lock-up agreement pursuant to which he has agreed not to offer, sell, contract to sell, hypothecate, pledge, sell or grant any option, right or warrant to purchase, or otherwise dispose of, or contract to dispose of, our common stock until 20 months after the closing date of the NLASCO acquisition. Upon the closing of the NLASCO acquisition in January 2007, NLASCO became a wholly owned subsidiary of us.

In connection with the closing of our acquisition of NLASCO, and the issuance of shares of our common stock to Mr. Robinson, as described above, on January 31, 2007, we entered into a Registration Rights Agreement, or the Robinson Registration Rights Agreement, with Mr. Robinson. In accordance with that agreement, we have agreed to prepare and file with the SEC, within 18 months after the date of the Robinson Registration Rights Agreement, a registration statement with respect to the resale of the 1,218,880 shares of our common stock issued to Mr. Robinson.

Mr. Robinson was elected to our board of directors in March 2007 pursuant to the terms of the NLASCO Agreement.

Assumption of NLASCO, Inc. Subsidiary Office Leases

With the acquisition of all of the capital stock of NLASCO, we also assumed all assets and liabilities of its wholly owned subsidiaries. In that regard, we now lease office space for NLASCO and its affiliates in Waco, Texas from affiliates of Mr. Robinson, a member of our Board of Directors. There are three separate leases. The first lease is a month-to-month lease for office space at a rate of $900 per month. The second lease is a month-to-month lease at a monthly rental rate of $3,500 per month. The third lease, as amended, currently requires payments of $40,408 per month and expires on December 31, 2014, but does have renewal options at the discretion of the lessee. Aggregate office space under lease with regard to the foregoing is approximately 33,800 square feet.

Consultant

On December 12, 2007, we granted 40,000 cash-settled stock appreciation rights, or SARs, to a related party consultant of the Company at an exercise price of $10.96 per share, the closing price of Company common stock on the New York Stock Exchange on the date of grant. Under the terms of the grant, 20% of the SARs vested on the grant date, and the balance of the SARs vest ratably over a four-year period with 20% of the award amount vesting on the first anniversary of the award and 20% each anniversary thereafter. The SARs have a term of five years from the date of the award. Upon exercise, the consultant is entitled to receive in cash, the difference between the current market price and the exercise price. Vesting is accelerated in certain circumstances, including in the event of the death of the award recipient or in the event of a change of control of the Company. The consultant and we cancelled the SARs and we are currently paying the consultant $80,000 per year.

PROPOSAL TWO – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, or PwC, served as our independent registered public accounting firm during 2009 and has been selected to serve in that capacity for 2010, unless the Audit Committee of the Board of Directors subsequently determines that a change is desirable. While stockholder ratification is not required for the selection of PwC as our independent registered public accounting firm, the selection is being submitted for ratification at the 2010 Annual Meeting of Stockholders, solely with a view toward soliciting our stockholders' opinion. This opinion will be taken into consideration by the Audit Committee in its future deliberations.

A representative of PwC is expected to be at our 2010 Annual Meeting of Stockholders to respond to appropriate questions and, if desired, to make a statement.

Vote Necessary to Ratify the Appointment

The appointment of PwC as our independent registered public accounting firm for 2010 will be ratified if this proposal receives the affirmative vote of a majority of the votes cast on the matter. With respect to this proposal, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. Under applicable rules, a broker will have the authority to vote for this proposal in the absence of instructions from the beneficial owner of the relevant shares.

Report of the Audit Committee

The Audit Committee of the Board of Directors of Hilltop Holdings Inc. currently consists of three directors and operates under a written charter adopted by the Board of Directors. Hilltop considers all members to be independent as defined by the applicable NYSE listing standards and SEC regulations. Management is responsible for Hilltop's internal controls and the financial reporting process. PricewaterhouseCoopers LLP, or PwC, Hilltop's independent registered public accounting firm, is responsible for performing an independent audit of Hilltop's consolidated financial statements in accordance with generally accepted auditing standards. The Audit Committee's responsibility is to monitor and oversee the financial reporting process.

In this context, the Audit Committee reviewed and discussed with management and PwC the audited financial statements for the year ended December 31, 2009, management's assessment of the effectiveness of the Company's internal control over financial reporting and PwC's evaluation of the Company's internal control over financial reporting. The Audit Committee has discussed with PwC the matters that are required to be discussed by Statement on Auditing Standards Nos. 61, 89 and 90 (Codification of Statements on Auditing Standards, AU §380).

The Audit Committee received from PwC the written disclosures and the letter required by the Public Company Accounting Oversight Board in Rule 3526, and has discussed with PwC the issue of its independence from the Company. The Audit Committee also concluded that PwC's provision of audit and non-audit services to the Company and its affiliates is compatible with PwC's independence.

Based upon the Audit Committee's review of the audited consolidated financial statements and its discussion with management and PwC noted above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

This report has been furnished by the members of the Audit Committee.

Charles R. Cummings (Chairman)	Rhodes Bobbitt	J. Markham Green

Independent Auditor's Fees

For the fiscal years ended December 31, 2009 and 2008, the total fees paid to our independent registered public accounting firm, PricewaterhouseCoopers LLP, were as follows:

	Fiscal Year Ended	
	2009	2008
Audit Fees	$ 808,000	$ 923,500
Audit-Related Fees	-	55,000
Tax Fees	-	-
All Other Fees	1,500	2,400
Total	$ 809,500	$ 980,900

Audit Fees

Represents fees billed for the audit of the Company's consolidated financial statements for the years ended December 31, 2009 and 2008, for the reviews of the consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q and for other attest services primarily related to comfort letters and consents associated with SEC registration statements for the Company, including our operating partnership subsidiary, Affordable Residential Communities LP. The decrease in fees from 2009 to 2008 is primarily attributable to the efficiencies in the audit process realized by us.

Audit-Related Fee

In 2008, these fees related to due diligence work performed in connection with proposed acquisitions in 2008.

All Other Fees

In 2009 and 2008, these fees related to subscriptions for accounting references and financial statement disclosure checklists.

Audit Committee Pre-Approval Policy.

In accordance with applicable laws and regulations, the Audit Committee reviews and pre-approves any non-audit services to be performed by PricewaterhouseCoopers LLP to ensure that the work does not compromise its independence in performing their audit services. The Audit Committee also reviews and pre-approves all audit services. In some cases, pre-approval is provided by the full committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. In other cases, the Chairman of the Audit Committee has the delegated authority from the committee to pre-approve additional services, and such pre-approvals are then communicated to the full audit committee.

The policy contains a de minimis provision that operates to provide retroactive approval for permissible non-audit services under certain circumstances. No services were provided by PricewaterhouseCoopers LLP during either 2009 or 2008 that fell under this provision.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010.

STOCKHOLDER PROPOSALS FOR 2011

Stockholder proposals intended to be presented at our 2011 annual meeting of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 must be received by us at our principal executive offices no later than 5:00 p.m., Dallas, Texas time, on December 31, 2010 and must otherwise comply with the requirements of Rule 14a-8 in order to be considered for inclusion in the 2011 proxy statement and proxy.

In order for director nominations and proposals of stockholders made outside the processes of Rule 14a-8 under the Securities Exchange Act of 1934 to be considered "timely" for purposes of Rule 14a-4(c) under the Securities Exchange Act of 1934 and pursuant to our current bylaws, the nomination or proposal must be received by us at our principal executive offices not before December 31, 2010, and not later than 5:00 p.m. Dallas, Texas time, on January 30, 2011; provided, however, that in the event that the date of the 2011 annual meeting is not within 30 days before or after June 10, 2011, notice by the stockholder in order to be timely must be received not earlier than the 120th day prior to the date of the 2011 annual meeting and not later than 5:00 p.m. Dallas, Texas time, on the 90th day prior to the date of the 2011 annual meeting or the tenth day following the day on which public announcement of the date of the 2011 annual meeting is first made, whichever is later. Stockholders are advised to review our charter and bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations, copies of which are available without charge upon request to our corporate Secretary at the address listed under "Questions" below.

OTHER MATTERS

Our Board of Directors knows of no other matters that have been submitted for consideration at this annual meeting. If any other matters properly come before our stockholders at this annual meeting, the persons named on the enclosed proxy card intend to vote the shares they represent in their discretion.

ANNUAL REPORT

A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009 IS INCLUDED WITH THIS PROXY STATEMENT BUT SHALL NOT BE DEEMED TO BE SOLICITATION MATERIAL. A COPY OF THIS PROXY STATEMENT AND OUR ANNUAL REPORT ON FORM 10-K ALSO IS AVAILABLE WITHOUT CHARGE FROM OUR COMPANY WEBSITE AT WWW.HILLTOP-HOLDINGS.COM OR UPON WRITTEN REQUEST TO: INVESTOR RELATIONS, HILLTOP HOLDINGS INC., 200 CRESCENT COURT, SUITE 1330, DALLAS, TEXAS 75201.

QUESTIONS

If you have questions or need more information about the annual meeting, you may write to:

Corporate Secretary
Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201

You may also call us at (214) 855-2177. We also invite you to visit our website at www.hilltop-holdings.com.



HILLTOP
HOLDINGS

200 Crescent Court, Suite 1330
Dallas, Texas 75201
Telephone: (214) 855-2177
Facsimile: (214) 855-2173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-31987

Hilltop Holdings Inc.

(Exact name of registrant as specified in its charter)

MARYLAND	**84-1477939**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 Crescent Court, Suite 1330 **Dallas, Texas**	**75201**
(Address of principal executive offices)	(zip code)

(214) 855-2177
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange
8.25% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock of the registrant held by non-affiliates of the registrant, computed by reference to the price at which the common stock was last sold on the New York Stock Exchange on June 30, 2009, was approximately $471 million. For purposes of this computation, all officers, directors and 10% stockholders were deemed to be affiliates. This determination should not be construed as an admission that such officers, directors and 10% stockholders are affiliates. The number of shares of the registrant's common stock outstanding at March 11, 2010 was 56,488,488.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's definitive Proxy Statement pertaining to the 2010 Annual Meeting of Stockholders, filed or to be filed not later than 120 days after the end of the fiscal year pursuant to Regulation 14A, is incorporated herein by reference into Part III.

Table of Contents

MARKET AND INDUSTRY DATA AND FORECASTS

Market and industry data and other statistical information and forecasts used throughout this Annual Report on Form 10-K are based on independent industry publications, government publications and reports by market research firms or other published independent sources. We have not sought or obtained the approval or endorsement of the use of this third-party information. Some data also is based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

Unless the context otherwise indicates, all references in this Annual Report on Form 10-K to the "Company," "Hilltop," "HTH," "we," "us," "our" or "ours" or similar words are to Hilltop Holdings Inc.(formerly known as Affordable Residential Communities Inc.) and its direct and indirect wholly-owned subsidiaries.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the documents incorporated by reference into this report include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this Annual Report on Form 10-K that address results or developments that we expect or anticipate will or may occur in the future, where statements are preceded by, followed by or include the words "believes," "expects," "may," "will," "would," "could," "should," "seeks," "approximately," "intends," "plans," "projects," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases, including such things as our business strategy, our financial condition, our litigation, our efforts to make strategic acquisitions, our liquidity and sources of funding, our capital expenditures, our products, market trends, operations and business, are forward-looking statements.

These forward-looking statements are based on our beliefs, assumptions and expectations of our future performance taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If an event occurs or further changes, our business, business plan, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Certain factors that could cause actual results to differ include, among others:

- changes in the acquisition market;
- our ability to find and complete strategic acquisitions with suitable merger or acquisition candidates or find other suitable ways in which to invest our capital;
- the adverse impact of external factors, such as changes in interest rates, inflation and consumer confidence;
- the condition of capital markets;
- actual outcome of the resolution of any conflict;
- our ability to use net operating loss carryforwards to reduce future tax payments;
- the impact of the tax code and rules on our financial statements;
- failure of NLASCO, Inc.'s insurance subsidiaries to maintain their respective A.M. Best ratings;
- failure to maintain NLASCO, Inc.'s current agents;
- lack of demand for insurance products;
- cost or availability of adequate reinsurance;
- changes in key management;
- severe catastrophic events in our geographic area;
- failure of NLASCO, Inc.'s reinsurers to pay obligations under reinsurance contracts;
- failure of NLASCO, Inc. to maintain sufficient reserves for losses on insurance policies;

- failure to successfully implement NLASCO, Inc.'s new information technology system; and
- failure of NLASCO, Inc. to maintain appropriate insurance licenses.

For a further discussion of these and other risks and uncertainties that could cause actual results to differ materially from those contained in our forward-looking statements, please refer to "Risk Factors" in this report. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized, or even substantially realized, and that they will have the expected consequences to, or effects on, us and our business or operations. Forward-looking statements made in this report speak as of the date of this report or as of the date specifically referenced in any such statement set forth in this report. We undertake no obligation to update or revise any forward-looking statements in this report.

PART I

ITEM 1. BUSINESS

General Information

We are a holding company that is endeavoring to make opportunistic acquisitions or effect a business combination. In connection with that strategy, we are identifying and evaluating potential targets on an ongoing basis. With respect to financial institution opportunities, we have received preliminary approval from the Comptroller of Currency, The Office of Thrift Supervision and the Federal Deposit Insurance Corporation to on government-assisted financial institution transactions. The approvals from the Comptroller of Currency and The Office of Thrift Supervision expire on May 17, 2010 and November 30, 2010, respectively, and are subject to the satisfaction of certain conditions should we be the successful bidder. At December 31, 2009, we had approximately $737 million aggregate available cash and cash equivalents that may be used for this purpose. No assurances, however, can be given that we will be able to identify suitable targets, consummate acquisitions or effect a combination or, if consummated, successfully integrate or operate the acquired business.

We also provide fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States through our wholly-owned property and casualty insurance holding company, NLASCO, Inc., or NLASCO. We acquired NLASCO in January 2007. NLASCO operates through its wholly-owned subsidiaries, National Lloyds Insurance Company, or NLIC, and American Summit Insurance Company, or ASIC.

NLASCO targets underserved markets that require underwriting expertise that many larger carriers have been unwilling to develop given the relatively small volume of premiums produced by local agents. Within these markets, NLASCO attempts to capitalize on its superior local knowledge to identify profitable underwriting opportunities. NLASCO believes that it distinguishes itself from competitors by delivering products that are not provided by many larger carriers, providing a high level of customer service and responding quickly to the needs of its agents and policyholders. NLASCO applies a high level of selectivity in the risks it underwrites and uses a risk-adjusted return approach to capital allocation, which NLASCO believes allows it to consistently generate underwriting profits.

A.M. Best assigned NLIC a financial strength rating of "A" (Excellent) and ASIC a rating of "A−" (Excellent) in 2007. These ratings were affirmed in May 2009. An "A" rating is the third highest of 16 rating categories used by A.M. Best, and an "A−" rating is the fourth highest of 16 rating categories. Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they purchase insurance. This rating is intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and is not an evaluation directed at investors. This rating assignment is subject to the ability to meet A.M. Best's expectations as to performance and capitalization on an ongoing basis, including with respect to management of liabilities for losses and loss adjustment expenses, and is subject to revocation or revision at any time at the sole discretion of A.M. Best.

Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "HTH." Our 8.25% Series A Cumulative Redeemable Preferred Stock is listed on the NYSE under the symbol "HTHPRA."

Our principal office is located at 200 Crescent Court, Suite 1330, Dallas, Texas 75201, and our telephone number at that location is (214) 855-2177. Our internet address is www.hilltop-holdings.com.

We currently are subject to the reporting requirements of the Exchange Act and, therefore, file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. These filings, and amendments to these filings, may be accessed, free of charge, on the investor relations page of our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Additionally, any materials that we file with, or furnish to, the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information regarding the operations of the SEC Public Reference Room. The SEC also maintains a website, www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers, such as ourselves, that file electronically with the SEC. Our codes of conduct and ethics, including amendments to, and waivers of, those codes, our corporate governance guidelines, director independence criteria and board committee charters can be accessed, free of charge, on our website, as well. We will provide, at no cost, a copy of these documents upon request by telephone or in writing at the above phone number or address, attention: Investor Relations. The references to our website address do not constitute incorporation by reference of the information contained on our website into, and should not be considered a part of, this Annual Report on Form 10-K.

In 2009, our Chief Executive Officer certified to the NYSE, pursuant to Section 303A.12 of the NYSE's listing standards, that he is unaware of any violation by us of the NYSE's corporate governance listing standards.

Company Background

We were formed in 1998 under the name "Affordable Residential Communities Inc." as a Maryland corporation that elected to be taxed as a real estate investment trust, or REIT. Until July 2007, we primarily engaged in the acquisition, renovation, repositioning and operation of all-age manufactured home communities, the retail sale and financing of manufactured homes, the rental of manufactured homes and other related businesses, including acting as agent in the sale of homeowners' insurance and related products, to residents and prospective residents of those communities. Our primary operations previously were conducted through an operating partnership, in which we owned a general partnership interest.

On February 18, 2004, we completed our initial public offering, or IPO. Through the year ended December 31, 2005, we operated as a fully integrated, self-administered and self-managed equity REIT for U.S. federal income tax purposes. In 2006, we revoked our election as a REIT for U.S. federal income tax purposes.

In January 2007, we acquired NLASCO. NLASCO was incorporated in Delaware in 2000, but its origins trace back to 1948 through one of its subsidiaries, NLIC. In 1964, C. Clifton Robinson, who is currently the Chairman of NLASCO and a member of our board of directors, along with other investors, purchased NLIC and moved its headquarters from San Antonio, Texas to Waco, Texas. Following various acquisitions and dispositions of equity in NLIC by Mr. Robinson and others, including the re-acquisition of NLIC in conjunction with the acquisition of ASIC in 2000, Mr. Robinson held 100% of NLASCO and its subsidiaries, NLIC and ASIC, from 2001 until we acquired NLASCO in 2007.

On July 31, 2007, we sold substantially all of the operating assets used in our manufactured home communities business and our retail sales and financing business to American Residential Communities LLC. We received gross proceeds of approximately $890 million in cash, which represents the aggregate purchase price of $1.794 billion less the indebtedness assumed by the buyer. After giving effect to expenses and taxes and our continued outstanding preferred stock and senior notes, our net cash balance was approximately $550 million. We used a portion of the proceeds from this transaction for general working capital, liquidation of our operating partnership units, and to repay certain outstanding obligations. We intend to make opportunistic acquisitions with certain of the remaining proceeds from this transaction and, if necessary or appropriate, from additional equity or debt financing sources. In conjunction with this transaction, we transferred to the buyer the rights to the "Affordable Residential Communities" name, changed our name to Hilltop Holdings Inc., and moved our headquarters to Dallas, Texas.

Following the completion of the sale of our manufactured home communities businesses, our current operations have consisted solely of those of NLASCO and its subsidiaries. Therefore, the remainder of our discussion focuses on the property and casualty insurance operations of NLASCO and its subsidiaries and the results of operations and financial position of the manufactured home communities businesses are now reflected as discontinued operations for all periods presented in this Annual Report on Form 10-K. Although we present information on NLASCO for prior years, they are only included in operations since the acquisition at January 31, 2007.

Insurance Operations

NLASCO specializes in providing fire and limited homeowners insurance for low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States. NLASCO targets underserved markets that require underwriting expertise that many larger carriers have been unwilling to develop given the relatively small volume of premiums produced by local agents. Within these markets, NLASCO attempts to capitalize on its superior local knowledge to identify profitable underwriting opportunities. NLASCO believes that it distinguishes itself from competitors by delivering products that are not provided by many larger carriers, providing a high level of customer service and responding quickly to the needs of its agents and policyholders. NLASCO applies a high level of selectivity in the risks it underwrites and uses a risk-adjusted return approach to capital allocation, which NLASCO believes allows it to consistently generate underwriting profits.

Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they purchase insurance. A.M. Best assigned NLIC a financial strength rating of "A" (Excellent) in 2007 and ASIC a rating of "A−" (Excellent) in 2007. A.M. Best confirmed these ratings in May 2009. An "A" rating is the third highest of 16 rating categories used by A.M. Best, and an "A−" rating is the fourth highest of 16 rating categories.

The Insurance Industry

The property and casualty insurance industry provides protection from pre-specified loss events, such as damage to property or liability claims by third parties. Property and casualty insurance can be broadly classified into two lines; personal lines, in which insurance is provided to individuals, and commercial lines, in which insurance is provided to business enterprises. In the U.S., personal and commercial insurance products are written in admitted and non-admitted markets, also known as the excess and surplus lines market. NLASCO provides insurance products in the personal line and the commercial line markets.

In the admitted market, insurers are authorized by state insurance departments to do business, insurance rates and forms are generally highly regulated and coverage tends to be standardized. Within the admitted market, NLASCO focuses on underserved segments that do not fit into the standard underwriting criteria of national insurance companies due to several factors, such as type of business, location and the amount of premium per policy. This portion of the market tends to have limited competition. Therefore, NLASCO believes it has greater flexibility in pricing and product design relative to most admitted market risks.

The non-admitted market focuses on harder-to-place risks that admitted insurers typically do not write. In this market, risks are underwritten with more flexible policy forms and rates, resulting in more restrictive and expensive coverage. NLASCO writes in this market for its dwelling fire, homeowner, and mobile home business in Louisiana.

The property and casualty insurance industry, historically, has been subject to cyclical fluctuations in pricing and availability of insurance coverage. "Soft" markets are often characterized by excess underwriting capital and involve intense price competition, expanded policy terms and conditions, erosion of underwriting discipline and poor operating performance. These market conditions usually lead to a period of diminished underwriting capacity after insurance companies exit unprofitable lines and exhibit greater underwriting discipline, increase premium rates and implement more restrictive policy terms and conditions. This latter market condition is called a "hard" market. The insurance market may not always be hard or soft; rather, it could be hard for one line of business and soft for another. The market at the start of 2010 is likely to be characterized as soft for property risks in NLASCO's operating area; however, in coastal areas, due to the hurricane activity in recent years, those markets are considered hard.

Product Lines

Personal and Commercial Lines

The NLASCO companies specialize in writing fire and homeowners insurance coverage for low value dwellings and manufactured homes. The vast majority of NLASCO's property coverage is written on policies that provide actual cash value payments, as opposed to replacement cost. Under actual cash value policies, the insured is entitled to receive only the cost of replacing or repairing damaged or destroyed property with comparable new property, less depreciation. Additionally, most of NLASCO's property policies exclude coverage for water and mold damage.

NLASCO's business is conducted with two product lines, its personal lines and its commercial lines. The personal lines include homeowners, dwelling fire, manufactured home, flood and vacant policies. The commercial lines include commercial, builders risk, builders risk renovation, sports liability and inland marine policies. Set forth below is certain financial data broken down by line of business (in millions):

	For The Year Ended December 31,		
	2009	2008	2007
Gross Premiums Written			
Personal lines	$129.5	$131.8	$131.1
Commerical lines	6.7	6.2	6.1
Total	$136.2	$138.0	$137.2
Net Operating income			
Personal lines	$ 5.9	$ (3.1)	$ 14.4
Commerical lines	0.8	0.5	1.3
Total	$ 6.7	$ (2.6)	$ 15.7
Total Assets			
Personal lines	$256.3	$247.6	$253.2
Commerical lines	23.6	22.8	23.3
Total	$279.9	$270.4	$276.5

Geographic Markets

The following table sets forth NLASCO's total gross written premiums by state for the periods shown (in millions):

	For The Year Ended December 31,		
	2009	2008	2007
Gross Written Premiums			
Texas—Flood	$ 5.9	$ 5.3	$ 4.1
Texas—North	20.7	21.2	24.1
Texas—South	34.4	34.9	34.6
Texas—Central	9.4	9.4	9.1
Texas—West	13.0	13.5	11.1
Texas—Panhandle	6.8	7.3	7.4
Texas—East	13.4	13.2	11.9
Texas—Total	103.7	104.8	102.3
Arizona	11.3	11.8	12.8
Tennessee	7.8	8.0	8.7
Oklahoma	5.1	5.2	5.5
Louisiana	3.0	3.0	2.8
Missouri	1.4	1.6	1.5
Nevada	1.1	1.2	1.4
Mississippi	—	—	0.1
All other states	2.8	2.4	2.1
TOTAL	$136.2	$138.0	$137.2

NLASCO underwrites insurance coverage primarily in Texas, as well as other states in the south and southwest regions.

Distribution

NLASCO distributes its insurance products through a broad network of independent agents in 27 states and a select number of managing general agents, referred to as MGAs. NLASCO has a preference for doing business with agents that desire a long-term relationship that will result in mutual profitability and value for both parties. NLASCO believes that "relationship" agents are more oriented to the long-term and desire a meaningful relationship with their customers and the insurers they represent. NLASCO's top ten agents accounted for only 9.9%, 10.1% and 12.1% of direct premiums written in 2009, 2008 and 2007, respectively, and as of December 31, 2009, the average tenure of the top 25 agencies was over 12 years.

Underwriting and Pricing

NLASCO applies its regional expertise, underwriting discipline and a risk-adjusted, return-on-equity based approach to capital allocation to primarily offer short-tail insurance products in its target markets. NLASCO's underwriting process involves securing an adequate level of underwriting information from its independent agents, identifying and evaluating risk exposures and then pricing the risks it chooses to accept.

NLASCO employs a disciplined underwriting approach that incorporates the continuously refined stratification of its target markets to permit it to tailor its policies to individual risks and adopt pricing structures that will be supported in the applicable market. NLASCO utilizes underwriting principles and processes that reflect the knowledge and experience it has acquired during its 40-plus year history of underwriting risks. NLASCO has started to use advanced modeling software on an individual risk basis that will allow it to underwrite risks at the time of quotation in high risk areas, such as the seacoast. NLASCO believes that this comprehensive process capitalizes on its knowledge and expertise and results in better underwriting decisions.

Pricing levels are established by NLASCO's senior management with the assistance of a consulting actuary. Pricing balances NLASCO's return requirements along with the legal/regulatory environment in each particular geographic region. Management reviews pricing on a quarterly basis to monitor any emerging issues, such as the mold crisis that hit Texas in 2003. NLASCO's statistical database allows this analysis to be performed on a specific coverage or geographic territory.

Catastrophe Exposure

NLASCO maintains a comprehensive risk management strategy, which includes actively monitoring its catastrophe prone territories by zip code to ensure a diversified book of risks. NLASCO utilizes software and risk support from its reinsurance brokers to analyze its portfolio and catastrophe exposure. Biannually, NLASCO has its entire portfolio analyzed by its reinsurance broker who utilizes hurricane models to predict risk. Based on this information and management's active role in risk management, NLASCO makes decisions on what geographic areas to write risks. Over the years, NLASCO has adjusted its business based on its perceived risk of catastrophe losses. For example, in 2005, ASIC withdrew from the Mississippi market to mitigate its catastrophe exposure in that area, and in 2006, it stopped writing new policies that cover wind damage along the seacoast of Louisiana. In 2009, NLASCO decided not to renew wind policies for properties within the Texas seacoast. All policies will exclude wind by the end of February 2011.

In recent years, NLASCO's catastrophe exposure primarily resulted from property policies in Cameron, Harris, Jefferson and Nueces Counties in Texas, which include the densely populated Houston metropolitan area and the cities extending from the northern tip to the southern point on the

Texas Gulf Coast. All of this territory is exposed to potential wind storm activity from the Gulf of Mexico. By not renewing wind policies on the Texas seacoast, which is exposed to the majority of potential wind storm activity, NLASCO's primary catastrophe exposure will be limited to property policies in Harris County. NLASCO also is exposed to hail and other catastrophic events in the Texas panhandle and plains states.

In 2009, the coastal area represented 16% of Texas state-wide premiums; however, only 8% of these coastal policies included full wind coverage. The panhandle represents 7% of Texas state-wide premiums.

Terrorism Risk Insurance Act of 2002, Terrorism Risk Insurance Extension Act of 2005 and Terrorism Risk Insurance Program Reauthorization Act of 2007

On November 26, 2002, the Terrorism Risk Insurance Act of 2002 was enacted into Federal law and established the Terrorism Risk Insurance Program, or the Program. The Program is a Federal program that provides for a system of shared public and private compensation for insured losses resulting from acts of terrorism or war. The Program was scheduled to terminate on December 31, 2005. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 was enacted into Federal law, reauthorizing the Program through December 31, 2007, while reducing the Federal role under the Program. On December 26, 2007, the Terrorism Risk Insurance Program Reauthorization Act, or the Reauthorization Act, was enacted into Federal law, reauthorizing the Program through December 31, 2014 and implementing several changes to the Program.

In order for a loss to be covered under the Program, as presently constituted, aggregate industry losses of $100 million must be satisfied. Further, the losses must be the result of an event that is certified as an act of terrorism by the U.S. Secretary of the Treasury, Secretary of State and Attorney General. The original Program excluded from participation certain of the following types of insurance: Federal crop insurance, private mortgage insurance, financial guaranty insurance, medical malpractice insurance, health or life insurance, flood insurance and reinsurance. The 2005 Act exempted from coverage certain additional types of insurance, including commercial automobile, professional liability (other than directors and officers), surety, burglary and theft and farm-owners multi-peril. In the case of a war declared by Congress, only workers' compensation losses are covered by the Program. The Program generally requires that all commercial property and casualty insurers licensed in the United States participate in the Program. Under the Program, a participating insurer is entitled to be reimbursed by the Federal government for a percentage of subject losses, after an insurer deductible, subject to an annual cap. The Federal reimbursement percentage was fixed by the Reauthorization Act at 85%. The deductible is calculated by applying the deductible percentage to the insurer's direct earned premiums for covered lines. The deductible under the Program is fixed at 20%. NLASCO's deductible under the Program was $1.2 million for 2009 and is estimated to be $1.2 million in 2010. The annual cap limits the amount of aggregate subject losses for all participating insurers to $100 billion. Once subject losses have reached $100 billion aggregate amount during a Program year, there is no additional reimbursement from the U.S. Treasury and an insurer that has met its deductible for the program year is not liable for any losses that exceed the $100 billion cap. When insured losses under the Program exceed the $100 billion cap, the insured losses are subject to pro-rata sharing based upon regulations promulgated by the U.S. Treasury. Additionally, under the Reauthorization Act, the timing of mandatory recoupment of the Federal reimbursement through policyholder surcharges was accelerated.

On December 14, 2009, two final rules with respect to the Program were published in the Federal Register. The first rule describes how the Treasury will calculate the amounts to be recouped from insurers and establishes procedures for insurers to use in collecting Federal Terrorism Policy Surcharges and remitting them to the Treasury. The second rule describes how the Treasury intends to determine the pro rata share of insurance losses under the Program when losses otherwise would exceed the annual monetary cap. NLASCO had no terrorism-related losses in 2009.

Reinsurance

NLASCO purchases reinsurance to reduce its exposure to liability on individual risks and claims and to protect against catastrophe losses. NLASCO's management believes that less volatile, yet reasonable returns are in the long-term interest of NLASCO and, as a result, maintains a conservative reinsurance program. NLASCO generated direct premiums written totaling $125.7 million, net of flood policies, in 2009 and paid approximately $14.5 million in catastrophe reinsurance premiums prior to any reinstatement premiums.

Reinsurance involves an insurance company transferring, or ceding, a portion of its risk to another insurer, the reinsurer. The reinsurer assumes the exposure in return for a portion of the premium. The ceding of risk to a reinsurer does not legally discharge the primary insurer from its liability for the full amount of the policies on which it obtains reinsurance. Accordingly, the primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement, and as a result, the primary insurer is exposed to the risk of non-payment by its reinsurers.

We believe that NLASCO's financial stability is substantially protected from catastrophic events through several excess of loss reinsurance contracts that combine to provide a mix of coverage against various types and combinations of catastrophe losses. As noted in the section titled "Risk Factors," NLASCO is exposed to catastrophic losses that could exceed the limits of reinsurance and negatively impact its financial position and results of operations. The Company purchases catastrophe excess of loss reinsurance to a limit that exceeds the Hurricane 500-year return time, as modeled by RMS Risk Link v. 9.0 and AIR v 11.0.

In formulating its reinsurance programs, NLASCO believes that it is selective in its choice of reinsurers and considers numerous factors, the most important of which are the financial stability of the reinsurer, its history of responding to claims and its overall reputation. In an effort to minimize exposure to the insolvency of reinsurers, NLASCO evaluates the acceptability, and continuously monitors the financial condition, of each reinsurer. NLASCO enters into reinsurance agreements only with reinsurers that have an A.M. Best financial strength rating of "A− (Excellent)" (fourth highest of 16 categories) or better, or at least an "A" rating by Standard & Poors. If a reinsurer rating subsequently drops below "A− (Excellent)," NLASCO can cancel or replace the reinsurer. As of December 31, 2009, 100% of NLASCO's paid loss recoverables were from reinsurers rated "A− (Excellent)" or better by A.M. Best. To further minimize exposure to reinsurer insolvency, NLASCO spreads reinsurance treaties among many reinsurers. NLASCO reviews retention levels each year to maintain a balance between the growth in surplus and the cost of reinsurance. NLASCO's losses from unrecoverable reinsurance in 2009 were nominal.

NLASCO's ten largest net receivable balances from reinsurers as of, and for the year ended, December 31, 2009 were as follows (in millions):

	Year Ended December 31, 2009				
	A.M. Best Financial Strength Rating	Ceded Premiums	Balances Due from Reinsurance Companies	Prepaid Reinsurance Premiums	Net Receivable Balance(1)
Federal Emergency Management Agency	N/A	$5.6	$1.1	$4.7	$5.8
Endurance Specialty Insurance Ltd	A	0.7	2.9	—	2.9
Ariel Reinsurance Company Limited	A−	1.7	2.3	—	2.3
Platinum Underwriters Reinsurance, Inc.	A	1.7	1.9	—	1.9
Munich Reinsurance America, Inc.	A+	1.4	1.4	—	1.4
MS Frontier Reinsurance Limited	A	0.6	1.4	—	1.4
Arch Reinsurance Company	A	1.1	1.2	—	1.2
Validus Reinsurance Ltd	A−	0.2	1.0	—	1.0
Amlin Bermuda Limited	A	0.6	0.9	—	0.9
Transatlantic Reinsurance Company	A	0.3	0.8	—	0.8

(1) The net receivable balance includes balances due from reinsurance companies, contingent commissions, prepaid reinsurance premiums and ceded contingent commissions, less balances due to reinsurance companies.

As of December 31, 2009, NLIC had reinsurance for up to $164 million of losses per event in excess of $6 million retention by NLIC. This reinsurance is comprised of four layers of protection: $19 million in excess of $6 million retention; $25 million in excess of a $25 million loss; $50 million in excess of a $50 million loss; and $70 million in excess of a $100 million loss, and $120 million in excess of $50 million loss. NLIC retains no participation in any of the layers, other than the first $6 million retention. The projected premiums on these treaties are $12.7 million in 2010.

As of December 31, 2009, ASIC had reinsurance for up to $169 million of losses per event in excess of a $1 million retention by ASIC. This reinsurance is comprised of five layers of protection: $5 million in excess of $1 million retention; $19 million in excess of $6 million retention; $25 million in excess of a $25 million loss; $50 million in excess of a $50 million loss; and $70 million in excess of a $100 million loss, and $120M in excess of $50 million loss. The projected premiums on these treaties are $1.2 million in 2010.

As of December 31, 2009, total retention for any one catastrophe that affects both NLIC and ASIC is limited to $6 million in the aggregate.

In addition to the catastrophe reinsurance noted above, both NLIC and ASIC participate in an excess of loss program with General Reinsurance Corporation. The General Reinsurance Corporation program is limited to each risk with respect to property and liability in the amount of $800,000 for each of NLIC and ASIC. Each of NLIC and ASIC retain $200,000 in this program.

In 2009, ASIC increased premium rates in Louisiana and NLIC increased rates in Texas and Missouri. NLIC also implemented in May 2009 a catastrophe fee on all policies that cover the peril of wind within tiers one and two in Texas.

Liabilities for Unpaid Losses and Loss Adjustment Expenses

NLASCO's liabilities for losses and loss adjustment expenses include liabilities for reported losses, liabilities for incurred but not reported, or IBNR, losses and liabilities for loss adjustment expenses, or LAE, less a reduction for reinsurance recoverables related to those liabilities. The amount of liabilities for reported claims is based primarily on a claim-by-claim evaluation of coverage, liability, injury severity or scope of property damage, and any other information considered relevant to estimating exposure presented by the claim. The amounts of liabilities for IBNR losses and LAE are estimated on the basis of historical trends, adjusted for changes in loss costs, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors that are subject to significant variation. Liabilities for LAE are intended to cover the ultimate cost of settling claims, including investigation and defense of lawsuits resulting from such claims. Based upon the contractual terms of the reinsurance agreements, reinsurance recoverables offset, in part, NLASCO's gross liabilities.

Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer's payment of that loss. NLASCO's liabilities for unpaid losses represent the best estimate at a given point in time of what it expects to pay claimants, based on facts, circumstances and historical trends then known. During the loss settlement period, additional facts regarding individual claims may become known and, consequently, it often becomes necessary to refine and adjust the estimates of liability.

The table below presents one-year development information on changes in the liability for losses and LAE and a reconciliation of liabilities on a direct premiums written and net premiums written basis for the twelve months ended December 31, 2009 and 2008 (in thousands):

	2009	2008
Balance at January 1,	$ 34,023	$ 18,091
Less reinsurance recoverables	(14,613)	(2,692)
Net balance at January 1,	19,410	15,399
Incurred related to:		
Current Year	71,509	80,726
Prior Period	(1,214)	(291)
Total incurred	70,295	80,435
Payments related to:		
Current Year	(61,372)	(66,522)
Prior Year	(15,655)	(9,902)
Total payments	(77,027)	(76,424)
Net balance at December 31,	12,678	19,410
Plus reinsurance recoverables	21,102	14,613
Balance at December 31,	$ 33,780	$ 34,023

NLASCO's claim reserving practices are designed to set liabilities for losses and LAE that, in the aggregate, are adequate to pay all claims at their ultimate loss cost, net of anticipated salvage and subrogation. Thus, NLASCO's estimates are not discounted for inflation or other factors.

Loss Development

NLASCO estimates the aggregate amount of losses and LAE ultimately required to settle all claims for a given period. The following tables present the development of estimated liability for losses and LAE, net of reinsurance, for the years 2000 through 2009 of NLIC and ASIC. These tables present accident or policy year development data. The first line of the table shows, for the years indicated, net liability, including IBNR, as originally estimated. For example, as of December 31, 2000, NLIC estimated that $12.9 million would be a sufficient net liability to settle all unsettled claims retained by it that had occurred prior to December 31, 2000, whether reported or unreported. The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. For example, as indicated in that section of the table, the original net liability of $12.9 million was re-estimated to be $14.0 million at December 31, 2004 (four years later). The increase in the original estimate is caused by a combination of factors, including: (1) claims being settled for amounts different than originally estimated; (2) the net liability being increased or decreased for claims remaining open as more information becomes known about those individual claims; and (3) more or fewer claims being reported after December 31, 2000 than had occurred prior to that date. The bottom section of the table shows, by year, the cumulative amounts of net losses and LAE paid as of the end of each succeeding year. For example, with respect to the liability for net losses and LAE of $12.9 million as of December 31, 2000, by the end of 2004 (four years later), $13.2 million had actually been paid in settlement of the claims.

The "net cumulative redundancy (deficiency)" represents, as of December 31, 2009, the difference between the latest re-estimated net liability and the net liability as originally estimated for losses and LAE retained by us. A redundancy means the original estimate was higher than the current estimate; and a deficiency means that the original estimate was lower than the current estimate. For example, as of December 31, 2009 and based upon updated information, NLIC re-estimated that the net liability that was established as of December 31, 2000 was $0.3 million deficient.

The following tables are presented net of reinsurance recoverable.

National Lloyds Insurance Company
Analysis of Loss Reserve Development
(Dollars in Thousands)

	Year Ended December 31,									
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Original Reserve*	12,926	12,231	18,141	35,061	33,951	41,282	47,684	44,613	65,592	60,392
1 year later	13,381	12,077	17,852	32,887	28,106	36,332	43,640	44,064	64,864	
2 years later	13,208	12,871	17,281	32,559	27,593	40,391	43,465	44,134		
3 years later	13,840	12,822	17,357	31,614	25,747	41,231	43,394			
4 years later	14,021	12,671	17,340	31,030	25,712	39,735				
5 years later	14,016	12,669	17,312	31,088	25,579					
6 years later	13,240	12,695	17,332	31,072						
7 years later	13,244	12,696	17,321							
8 years later	13,244	12,677								
9 years later	13,244									
Net cumulative redundancy (deficiency)	(318)	(446)	820	3,989	8,372	1,547	4,290	479	728	
Cumulative amount of net liability paid as of:										
1 year later	12,894	11,333	16,836	30,867	24,747	32,871	42,301	42,478	63,761	
2 years later	13,049	12,310	17,160	30,818	25,149	34,625	42,668	43,245		
3 years later	13,094	12,612	17,209	30,875	25,388	36,157	43,140			
4 years later	13,211	12,647	17,231	30,989	25,462	39,533				
5 years later	13,192	12,650	17,287	31,026	25,521					
6 years later	13,207	12,676	17,300	31,030						
7 years later	13,226	12,677	17,301							
8 years later	13,126	12,677								
9 years later	13,226									

* Including amounts paid in respective year.

American Summit Insurance Company
Analysis of Loss Reserve Development
(Dollars in Thousands)

	Year Ended December 31,									
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Original Reserve*	—	6,621	11,873	6,235	8,297	11,041	13,003	9,351	12,769	9,773
1 year later	(894)	6,928	11,983	5,322	7,388	9,932	13,014	9,154	12,009	
2 years later	(719)	6,742	11,963	5,512	6,999	9,918	12,998	9,335		
3 years later	(671)	6,813	11,554	5,563	6,859	9,918	13,435			
4 years later	(723)	7,106	11,749	5,401	6,772	9,797				
5 years later	(689)	6,732	11,775	5,396	6,714					
6 years later	(726)	6,737	11,799	5,394						
7 years later	(726)	6,735	11,804							
8 years later	(747)	6,735								
9 years later	(747)									
Net cumulative redundancy (deficiency)	747	(114)	69	841	1,583	1,244	(432)	16	760	
Cumulative amount of net liability paid as of:										
1 year later	(1,149)	6,000	10,909	4,987	6,566	9,341	12,429	8,732	11,560	
2 years later	(914)	6,281	11,284	5,612	6,610	9,578	12,639	9,095		
3 years later	(748)	6,450	11,647	5,756	6,682	9,679	13,326			
4 years later	(739)	6,760	11,727	5,393	6,699	9,740				
5 years later	(711)	6,727	11,747	5,393	6,714					
6 years later	(748)	6,730	11,759	5,394						
7 years later	(748)	6,735	11,764							
8 years later	(747)	6,735								
9 years later	(747)									

* Including amounts paid in respective year.

Please refer to Note 9 in the notes to consolidated financial statements for a reconciliation of the reserves presented in the tables above to the reserves for losses and loss adjustment expenses set forth in the balance sheet at December 31, 2009 and 2008. Because NLASCO did not own ASIC prior to January 1, 2001, the information in the table above prior to that date with respect to ASIC was developed by a different management group. Since NLASCO's acquisition of ASIC in 2001, NLASCO has modified the development of estimated liability for losses and LAE for ASIC, and the numbers for the years prior to 2001 may not be comparable to 2001 and subsequent years.

Current loss reserve development has been favorable. In the years 2006, 2007 and 2008, the developed reserves as of December 31, 2009 were $3.9 million, $0.5 million, and $1.5 million, respectively, less than the initial carried reserve for each year. For the years 2000 through 2005, the reserves were $18.3 million favorable. Starting in 2002, IBNR loss reserves were strengthened, contributing to the favorable development in years 2002, 2003 and 2004. This strengthening of reserves was due to increases in direct written premium and increased net written premium from reductions in quota share, a form of pro rata insurance, reinsurance.

The following table is a reconciliation of the gross liability to net liability for losses and loss adjustment expenses (dollars in thousands).

	Year Ended December 31,*										
	1999	2000	2001	2002	2003	2004	2005	2006	2007**	2008	2009
Gross unpaid losses											
Consolidated balance sheet	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	$18,091	$ 34,023	$ 33,780
Reinsurance recoverable	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(2,692)	(14,613)	(21,102)
Net unpaid losses	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	$15,399	$ 19,410	$ 12,678

* Information is not presented for periods prior to January 31, 2007, as that is the date Hilltop Holdings Inc. acquired the insurance operations.

** Only includes eleven months, as the insurance operations were acquired on January 31, 2007.

Ratings

Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they purchase insurance. A.M. Best assigned NLIC a financial strength rating of "A" (Excellent) and ASIC a rating of "A−" (Excellent) in 2007. These ratings were confirmed in May 2009. An "A" rating is the third highest of 16 rating categories used by A.M. Best, and an "A−" rating is the fourth highest of 16 rating categories. In evaluating a company's financial and operating performance, A.M. Best reviews a company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its liabilities for losses and LAE, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and is not an evaluation directed at investors. This rating assignment is subject to the ability to meet A.M. Best's expectations as to performance and capitalization on an ongoing basis, including with respect to management of liabilities for losses and LAE, and is subject to revocation or revision at any time at the sole discretion of A.M. Best. NLASCO cannot ensure that NLIC and ASIC will maintain their present ratings.

Investments

HTH's primary investment objectives, as a holding company, are to preserve capital and possess available cash resources to utilize in making opportunistic acquisitions. Accordingly, HTH has $790.0 million in short-term cash equivalent investments as of December 31, 2009. HTH's management regularly monitors investment performance.

Our insurance operating subsidiary, NLASCO, has primary investment objectives to preserve capital and manage for a total rate of return in excess of a specified benchmark portfolio. The investment strategy of NLASCO's insurance subsidiaries is to purchase securities in sectors that represent what is expected to possess the most attractive relative value. Bonds, cash and short-term investments constituted $182.7 million, or 99.9%, of NLASCO's investments at December 31, 2009. NLASCO insurance subsidiaries have custodial agreements with A.G. Edwards and Wells Fargo Bank and investment management agreement with DTF Holdings, LLC.

NLASCO's investment guidelines reflect the desire and intent to assure the prudent investment of capital and surplus, keeping in mind the long-term nature of some insurance reserves, while recognizing the uncertainty of expected cash flows, the shorter term characteristics of and the desire to supplement insurance underwriting gains and offset losses with portfolio income and realized gains in order to maintain adequate capital and surplus. All investments are made in compliance with all state and Federal laws and regulations applicable to such investments and the company involved. State insurance laws and regulations limit the amount of investments in asset classes below certain "quality" levels. NLASCO currently maintains a quality structure exceeding the minimum requirements imposed on the portfolio by state insurance laws and regulations, which is known as the Investment of Insurer's Model Act, or National Association of Insurance Commissioners Act. Currently, NLASCO has no investments in subprime mortgages.

Liquidity and preservation of policyholder surplus can be limiting factors in achieving a favorable return on invested assets, as sufficient funds need to be maintained to meet ongoing near term financial obligations. Funds not immediately needed to offset withdrawals may be invested in short-term securities on a continuous basis. A maturity structure must be maintained to invest cash flows from operations and reinvest investment income, as well as to provide a source of liquidity and flexibility to meet changing market, tax and other operating considerations.

Notwithstanding the above, the underlying objective of NLASCO's investment policy is to obtain a favorable total return on invested assets to augment the growth of surplus from operations. Total return comes both from income and capital growth, so a portion of the funds are invested in assets other than fixed income securities, including common stocks and growth oriented preferred stocks. In managing these investment choices, market volatility, the absolute level of NLASCO's capital and surplus relative both to existing liabilities and the level of premium revenue, as well as to total assets, are the limiting factors that influence the portion of assets invested in assets other than fixed income investments.

Performance is measured by comparing the total return, for each period, of each major sector of NLASCO's investment portfolio to an appropriate market index, as well as comparing the total return of NLASCO's investment portfolio to an average of the market indices, weighted by the portfolio's average exposure to each other particular sector during the period. The assets are managed with the goal of exceeding these market indices, with volatility of return similar to or less than the indices.

NLASCO's investment committee meets regularly to review the portfolio performance and investment markets in general. NLASCO's management generally meets monthly to review the performance of investments and monitor market conditions for investments that would warrant any revision to investment guidelines.

The following table sets forth information concerning the composition of NLASCO's investment portfolio at December 31, 2009 (in thousands):

	December 31, 2009			
	Cost and Amortized Cost	Fair Value	Carrying Value	Percent of Carrying Value
Available-for-sale securities:				
Fixed maturities:				
Government securities	$ 23,217	$ 24,519	$ 24,519	18.9%
Commercial mortgage-backed securities	10,533	11,217	11,217	8.6%
Corporate debt securities	73,988	77,421	77,421	59.6%
	107,738	113,157	113,157	
Equity securities	234	272	272	0.2%
	107,972	113,429	113,429	
Held-to-maturity securities:				
Fixed maturities:				
Government securities	16,539	17,244	16,539	12.7%
	$124,511	$130,673	$129,968	100.0%

At December 31, 2009, NLASCO's fixed maturity portfolio had a fair value of approximately $130.4 million. All of the fixed maturity investments are rated as investment grade. As a result, the market value of these investments may fluctuate in response to changes in interest rates. In addition, we may experience investment losses to the extent our liquidity needs require disposition of fixed maturity securities in unfavorable interest rate environments.

The amortized cost (original cost for equity securities), gross unrealized holding gains and losses, and fair value of available-for-sale and held-to-maturity securities by major security type and class of security at December 31, 2009 for NLASCO's investment portfolio were as follows (in thousands).

	December 31, 2009			
	Cost and Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale securities:				
Fixed maturities:				
Government securities	$ 23,217	$1,493	$(191)	$ 24,519
Commercial mortgage-backed securities	10,533	683	—	11,216
Corporate debt securities	73,988	3,645	(211)	77,422
	107,738	5,821	(402)	113,157
Equity securities	234	40	(2)	272
	107,972	5,861	(404)	113,429
Held-to-maturity securities:				
Fixed maturities:				
Government securities	16,539	706	(1)	17,244
	$124,511	$6,567	$(405)	$130,673

During 2009, the Company took other-than-temporary impairment on one corporate bond and recognized a loss of $0.8 million.

While all of these investments are monitored for potential impairment, our experience indicated that they generally do not present a great risk of impairment, as fair value recovers over time. Management believes that the analysis of each of these investments supports the view that these investments were not other-than-temporarily impaired. Evidence considered in this analysis includes the reasons for the impairment, the severity and duration of the unrealized loss position, changes in value subsequent to year-end, credit worthiness, and forecasted performance of the investee. While some of the securities held in the investment portfolio have decreased in value since the date of acquisition, the severity of loss and the duration of the loss position are not significant enough to warrant other-than-temporary impairment of the securities. The Company does not intend to sell these securities and it is not likely that the Company will be required to sell these securities before the recovery of the cost basis, other than specifically identified securities; and, therefore, does not believe any other-than-temporary impairments exist as of December 31, 2009.

The following table presents the maturity profile of NLASCO's fixed maturity investments as of December 31, 2009. Actual maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without penalties. The schedule of fixed maturities available-for-sale and held-to-maturity at December 31, 2009 by contractual maturity is as follows (in thousands).

	December 31, 2009	
	Amortized Cost	Fair Value
Available-for-sale fixed maturities:		
Due within one year	$ 3,416	$ 3,455
Due after one year through five years	46,945	49,623
Due after six years through ten years	38,736	40,546
Due after ten years	8,113	8,322
Mortgage-backed securities	10,528	11,211
	$107,738	$113,157
Held-to-maturity debt securities:		
Due within one year	$ 3,364	$ 3,408
Due after one year through five years	7,873	8,317
Due after six years through ten years	5,302	5,519
Due after ten years	—	—
	$ 16,539	$ 17,244

We are subject to various market risk exposures, including interest rate risk and equity price risk. Our primary risk exposure is to changes in interest rates. We manage market risk through our investment committee and through the use of an outside professional investment management firm. We are vulnerable to interest rate changes, like other insurance companies, because we invest primarily in fixed maturity securities, which are interest-sensitive assets. Mortgage-backed securities, which make up approximately 10% of our investment portfolio, are particularly susceptible to interest rate changes.

The value of our equity investments is dependent upon general conditions in the securities markets and the business and financial performance of the individual companies in the portfolio. Values are typically based on future economic prospects that are perceived by investors in the equity market.

Competition

NLASCO competes with a large number of other companies in its selected lines of business, including major U.S. and non-U.S. insurers, regional companies, mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. The personal lines market in Texas is dominated by a few large carriers and their subsidiaries and affiliates, including State Farm, Zurich Insurance Group, Allstate and USAA. According to the Texas Department of Insurance, the top ten insurers writing homeowners insurance accounted for approximately 83.4% of the market for the trailing twelve months at September 30, 2009. NLASCO competes for business on the basis of a number of factors, including price, coverages offered, customer service, relationships with agents (including ease of doing business, service provided and commission rates paid), size and financial strength ratings. In its personal lines business, NLASCO's competitors include Republic Companies Group, Inc., Columbia Lloyds, Foremost, American Modern Home Group and American Reliable. In its commercial lines business, NLASCO's competitors include Travelers, Safeco and Republic. NLASCO seeks to distinguish itself from its competitors by targeting underserved market segments that provide NLASCO with the best opportunity to obtain favorable policy terms, conditions and pricing.

Regulation of Insurance Activities

NLASCO's insurance subsidiaries, NLIC and ASIC, are subject to regulation and supervision in each state where they are licensed to do business. This regulation and supervision is vested in state agencies having broad administrative power over the various aspects of the business of NLIC and ASIC.

State insurance holding company regulation

NLASCO controls two operating insurance companies, NLIC and ASIC, and is subject to the insurance holding company laws of Texas, the state in which those insurance companies are domiciled. These laws generally require NLASCO to register with the Texas Department of Insurance and periodically to furnish financial and other information about the operations of companies within its holding company structure. Generally under these laws, all transactions between an insurer and an affiliated company in its holding company structure, including sales, loans, reinsurance agreements and service agreements, must be fair and reasonable and, if satisfying a specified threshold amount or of a specified category, require prior notice and approval or non-disapproval by the Texas Department of Insurance.

Changes of control

Before a person can acquire control of an insurance company domiciled in Texas, prior written approval must be obtained from the Texas Department of Insurance. Prior to granting approval of an application to acquire control of an insurer, the Texas Department of Insurance will consider the following factors, among others:

- the financial strength of the applicant;
- the integrity and management experience of the applicant's board of directors and executive officers;
- the acquirer's plans for the management of the domestic insurer;
- the acquirer's plans to declare dividends, sell assets or incur debt;
- the acquirer's plans for the future operations of the domestic insurer;
- the impact of the acquisition on continued licensure of the domestic insurer;

- the impact on the interests of Texas policyholders; and
- any anti-competitive results that may arise from the consummation of the acquisition of control.

Pursuant to the Texas insurance holding company statutes, "control" means the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the state's insurance department, after notice and a hearing, may determine that a person or entity that directly or indirectly owns, controls or holds with the power to vote less than 10% of the voting securities of the company nonetheless "controls" the company. Because a person acquiring 10% or more of HTH's common stock would indirectly control the same percentage of the stock of ASIC and two affiliated corporations controlling NLIC, the change of control laws of the State of Texas would apply to such a transaction.

These laws may discourage potential acquisition proposals and may delay, deter or prevent change of control transactions, including those that some or all of the Company's stockholders might consider to be desirable.

National Association of Insurance Commissioners

The National Association of Insurance Commissioners, or NAIC, is a group consisting of state insurance commissioners that discuss issues and formulates policy with respect to regulation, reporting and accounting for insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and, to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Certain Model Insurance Laws, Regulations and Guidelines, or Model Laws, have been promulgated by the NAIC as a minimum standard by which state regulatory systems and regulations are measured. Adoption of state laws that provide for substantially similar regulations to those described in the Model Laws is a requirement for accreditation by the NAIC.

The NAIC provides authoritative guidance to insurance regulators on current statutory accounting issues by promulgating and updating a codified set of statutory accounting practices in its Accounting Practices and Procedures Manual. The Texas Department of Insurance has generally adopted these codified statutory accounting practices.

Texas also has adopted laws substantially similar to the NAIC's risk based capital, or RBC laws, which require insurers to maintain minimum levels of capital based on their investments and operations. Domestic property and casualty insurers are required to report their RBC based on a formula that attempts to measure statutory capital and surplus needs based on the risks in the insurer's mix of products and investment portfolio. The formula is designed to allow the Texas Department of Insurance to identify potential inadequately capitalized companies. Under the formula, a company determines its RBC by taking into account certain risks related to its assets (including risks related to its investment portfolio and ceded reinsurance) and its liabilities (including underwriting risks related to the nature and experience of its insurance business). Among other requirements, an insurance company must maintain capital and surplus of at least 200% of the RBC computed by the NAIC's RBC model (known as the "Authorized Control Level" of RBC). At December 31, 2009, NLIC and ASIC capital and surplus levels exceeded the minimum RBC requirements that would trigger regulatory attention. In their 2009 statutory financial statements, both NLIC and ASIC complied with the NAIC's RBC reporting requirements.

The NAIC's Insurance Regulatory Information System, or IRIS, was developed to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies. IRIS identifies twelve industry ratios and specifies a range of "usual values" for each ratio. Departure from the usual values on four or more of these ratios can lead to inquiries from state insurance commissioners as to certain aspects of an insurer's business. For 2009, all ratios for both NLIC and ASIC were within the usual values.

The NAIC adopted an amendment to its "Model Audit Rule" in response to the passage of the Sarbanes-Oxley Act of 2002, or SOX. The amendment is effective for financial statements for accounting periods after January 1, 2010. This amendment addresses auditor independence, corporate governance and, most notably, the application of certain provisions of Section 404 of SOX regarding internal control reporting. The rules relating to internal controls apply to insurers with gross direct and assumed written premiums of $500 million or more, measured at the legal entity level (rather than at the insurance holding company level), and to insurers that the domiciliary commissioner selects from among those identified as in hazardous condition, but exempts SOX compliant entities. Neither NLIC nor ASIC currently has direct and assumed written premiums of at least $500 million, but it is conceivable that this may change in the future; however, NLASCO must still be SOX compliant because it is wholly-owned by HTH, a public company subject to SOX.

Legislative changes

From time to time, various regulatory and legislative changes have been, or are, proposed that would adversely affect the insurance industry. Among the proposals that have been, or are being, considered are the possible introduction of Federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various Model Laws adopted by the NAIC. NLASCO is unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on its financial condition or results of operations.

In 2002, in response to the tightening supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Risk Insurance Act, or TRIA, was enacted. TRIA was modified and extended by the Terrorism Risk Insurance Extension Act of 2005 and extended again by the Terrorism Risk Insurance Program Reauthorization Act of 2007. These Acts created a Federal Program designed to ensure the availability of commercial insurance coverage for terrorist acts in the United States. This Program helped the commercial property and casualty insurance industry cover claims related to terrorism-related losses and requires such companies to offer coverage for certain acts of terrorism. As a result, NLASCO is prohibited from adding certain terrorism exclusions to the policies written by its insurance company subsidiaries. The 2005 Act extended the Program through 2007, but eliminated commercial auto, farm-owners and certain other commercial coverages from its scope. The Reauthorization Act further extended the Program through December 31, 2014 and fixed the reimbursement percentage at 85% and the deductible at 20%. Although NLASCO is protected by federally funded terrorism reinsurance as provided for in the TRIA, there is a substantial deductible that must be met, the payment of which could have an adverse effect on its financial condition and results of operations. NLASCO's deductible for 2009 was $1.2 million. Potential future changes to the TRIA could also adversely affect NLASCO by causing its reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required.

In 2003, legislation was passed in Texas that significantly changed the regulation of homeowners insurance, and, to a lesser extent, automobile insurance. Prior to 2003, certain types of insurers, including insurance companies that participate in Lloyd's, reciprocals, county mutuals and farm mutuals that wrote these lines of insurance were generally exempt from rate regulation. The 2003 legislation eliminated, or severely reduced, these exemptions, and imposed a new rate regulation regime for all insurers writing these lines of insurance. This legislation also included limitations on the use of credit scoring and territorial distinctions in underwriting and rating risks. Further, the Texas Commissioner of

Insurance has been given broader authority under the law to order refunds to policyholders when rates charged have been deemed excessive or unfairly discriminatory.

The Texas Sunset Act provides that the Sunset Commission, composed of legislators and public members, periodically evaluate a state agency to determine if the agency is still needed, and what improvements are needed to ensure that state funds are well spent. Based on the recommendations of the Sunset Commission, the Texas Legislature ultimately decides whether an agency continues to operate into the future. The Sunset Commission reviewed the Texas Department of Insurance in 2008 and made recommendations on the agency to the 81st Texas legislative session, which occurred in 2009. The legislation containing the Sunset Commission's recommendations, however, failed to pass. The Texas Legislature, instead, passed legislation that continues the agency until 2011 and limits the Sunset Commission's review of the Texas Department of Insurance to the appropriateness of the recommendations made during the 81st legislative session. The Sunset Commission staff is currently reviewing those recommendations and is scheduled to issue an updated report in April 2010. Based on public input and the Sunset Commission staff report, the Sunset Commission will adopt recommendations for the legislature to consider when it convenes in January 2011 for the 82nd Texas legislative session. Accordingly, it is likely that changes will occur as a result of this review, which may have an adverse effect on us.

State insurance regulations

State insurance authorities have broad powers to regulate U.S. insurance companies. The primary purposes of these powers are to promote insurer solvency and to protect individual policyholders. The extent of regulation varies, but generally has its source in statutes that delegate regulatory, supervisory and administrative power to state insurance departments. These powers relate to, among other things, licensing to transact business, accreditation of reinsurers, admittance of assets to statutory surplus, regulating unfair trade and claims practices, establishing actuarial requirements and solvency standards, regulating investments and dividends, and regulating policy forms, related materials and premium rates. State insurance laws and regulations require insurance companies to file financial statements prepared in accordance with accounting principles prescribed by insurance departments in states in which they conduct insurance business, and their operations are subject to examination by those departments.

As part of the broad authority that state insurance commissioners hold, they may impose periodic rules or regulations related to local issues or events. An example is the State of Louisiana's prohibition on the cancellation of policies for nonpayment of premium in the wake of Hurricane Katrina. Due to the extent of damage and displacement of people, inability of mail to reach policyholders and inaccessibility of entire neighborhoods, the State of Louisiana prohibited insurance companies from canceling policies for a period of time following that named storm.

Periodic financial and market conduct examinations

The insurance departments in every state in which NLASCO's insurance companies do business may conduct on-site visits and examinations of its insurance companies at any time to review the insurance companies' financial condition, market conduct and relationships and transactions with affiliates. In addition, the Texas Department of Insurance will conduct comprehensive examinations of insurance companies domiciled in Texas every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other licensing states under guidelines promulgated by the NAIC.

The Texas Department of Insurance completed their examination of NLIC from January 31, 2002 through December 31, 2006, and ASIC from January 1, 2004 through December 31, 2006. The final NLIC and ASIC examination reports dated June 13, 2008 and June 1, 2008, respectively, contained no information of any significant compliance issues.

State dividend limitations

The Texas Department of Insurance must approve any dividend declared or paid by an insurance company domiciled in the state if the dividend, together with all dividends declared or distributed by that insurance company during the preceding twelve months, exceeds the greater of (1) 10% of its policyholders' surplus as of December 31 of the preceding year or (2) 100% of its net income for the preceding calendar year. The greater number is known as the insurer's extraordinary dividend limit. As of December 31, 2009, the extraordinary dividend limit for NLIC and ASIC is $9.0 million and $3.3 million, respectively. In addition, NLASCO's insurance companies may only pay dividends out of their earned surplus.

Statutory accounting principles

Statutory accounting principles, or SAP, are a comprehensive basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. SAP rules are different from generally accepted accounting principles in the United States of America, or GAAP, and are intended to reflect a more conservative view of the insurer. SAP is primarily concerned with measuring an insurer's surplus to policyholders. Accordingly, SAP focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with insurance laws and regulatory provisions applicable in each insurer's domiciliary state.

While GAAP is concerned with a company's solvency, it also stresses other financial measurements, such as income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenues and expenses and accounting for management's stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP. SAP, as established by the NAIC and adopted by Texas regulators, determines the statutory surplus and statutory net income of the NLASCO insurance companies and, thus, determines the amount they have available to pay dividends.

Guaranty associations

In Texas, and in all of the jurisdictions in which NLIC and ASIC are, or in the future may be, licensed to transact business, there is a requirement that property and casualty insurers doing business within the jurisdiction must participate in guaranty associations, which are organized to pay limited covered benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer was engaged. States generally permit member insurers to recover assessments paid through full or partial premium tax offsets.

NLASCO incurred no levies in 2009, 2008 or 2007. Property and casualty insurance company insolvencies or failures may, however, result in additional guaranty fund assessments at some future date. At this time NLASCO is unable to determine the impact, if any, that these assessments may have on its financial condition or results of operations. NLASCO has established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

National Flood Insurance Program

NLASCO voluntarily participates as a Write Your Own carrier in the National Flood Insurance Program, or NFIP. The NFIP is administered and regulated by the Federal Emergency Management Agency. NLASCO operates as a fiscal agent of the Federal government in the selling and administering of the Standard Flood Insurance Policy. This involves the collection of premiums belonging to the Federal government and the paying of covered claims by directly drawing on funds of the United States

Treasury. NLASCO receives allowances from NFIP for underwriting administration, claims management, commission and adjuster fees.

Participation in involuntary risk plans

NLASCO's insurance companies are required to participate in residual market or involuntary risk plans in various states where they are licensed that provide insurance to individuals or entities that otherwise would be unable to purchase coverage from private insurers. If these plans experience losses in excess of their capitalization, they may assess participating insurers for proportionate shares of their financial deficit. These plans include the Georgia Underwriting Association, Texas FAIR Plan Association, Texas Windstorm Insurance Agency, or TWIA, the Louisiana Citizens Property Insurance Corporation, the Mississippi Residential Property Insurance Underwriting Association and the Mississippi Windstorm Underwriting Association. For example in 2005, following Hurricanes Katrina and Rita, the above plans levied collective assessments totaling $10.4 million on NLASCO's insurance subsidiaries. Additional assessments, including emergency assessments, may follow. In some of these instances, NLASCO's insurance companies should be able to recover these assessments through policyholder surcharges, higher rates or reinsurance. The ultimate impact hurricanes have on the Texas and Louisiana facilities is currently uncertain and future assessments can occur whenever the involuntary facilities experience financial deficits.

Other

Insurance activities are subject to state insurance laws and regulations as determined by the particular insurance commissioner for each state in accordance with the McCarran-Ferguson Act, as well as subject to the Gramm-Leach-Bliley Act and the privacy regulations promulgated by the Federal Trade Commission.

Changes in any of the laws governing our conduct could have an adverse impact on our ability to conduct our business or could materially affect our financial position, operating income, expense or cash flow.

Employees

As of December 31, 2009, we had 134 full-time equivalent employees. Of these 134 employees, 4 work for HTH, and the remaining 130 work for NLASCO. The NLASCO employees perform underwriting, claims, marketing, and administrative functions for the insurance business. We consider our employee relations to be good.

ITEM 1A. RISK FACTORS

The following risk factors identify important factors, including material risks and uncertainties, which could cause actual results to differ materially from those reflected in forward-looking statements or in our historical results. Each of the following risk factors, among others, could adversely affect our ability to meet the current expectations of our management.

Risks Related to Our Substantial Cash Position and Related Strategies for its Use

We intend to use a substantial portion of our available cash to make acquisitions or effect a business combination.

We are endeavoring to make opportunistic acquisitions or effect a business combination with a substantial portion of our available cash. No assurances, however, can be given that we will be able to identify suitable targets, consummate acquisitions or effect a combination or, if consummated, successfully integrate personnel and operations. Even if we identify suitable targets, we may not be able to make acquisitions or effect a combination on commercially acceptable terms, if at all. The success of any acquisition or combination will depend upon, among other things, the ability of management and our employees to integrate personnel, operations, products and technologies effectively, to retain and motivate key personnel and to retain customers and clients of targets. In addition, any acquisition or combination we undertake may involve certain other risks, including consumption of available cash resources, potentially dilutive issuances of equity securities and the diversion of management's attention from other business concerns. We also may need to make further investments to support the acquired or combined company and may have difficulty identifying and acquiring the appropriate resources. There can be no assurance that any acquisition or combination we undertake will perform as expected. We may enter, on our own and through acquisitions or a combination, into new lines of business or initiate new service offerings, whether related or unrelated to our insurance business. Our success in any such endeavor will depend upon, among other things, the ability of management to identify suitable opportunities, successfully implement sound business strategies and avoid the legal and business risks of any new line of business or service offering and/or an acquisition related thereto. There can be no assurance that we will be able to do any of the foregoing. In addition, any such undertakings may result in additional costs without an immediate increase in revenues and may divert management's attention from the operation and growth of our current lines of business.

Since we have not definitively selected a particular target business to acquire or combine with, you will be unable to ascertain the merits or risks of the industry or business in which we may ultimately primarily operate.

We may consummate an acquisition of, or effect a business combination with, a company in any industry and are not limited to any particular type of business. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately conduct our primary ongoing operations or the target business that we may ultimately acquire. To the extent we complete an acquisition of, or business combination with, a financially unstable company or an entity in its development stage, we may be affected by numerous risks inherent in the business operations of those entities. If we complete an acquisition of, or effect a business combination with, an entity in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry. Although our management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. Even if we properly assess those risks, some of them may be outside of our control or ability to affect.

We may change our primary lines of business without stockholder approval, which may result in riskier lines of business than our current lines of business.

Depending on the structure of an acquisition or business combination, it may result in us conducting our primary operations in lines of business that are different from, and possibly more risky than, our current business without stockholder approval.

Resources could be expended in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

It is anticipated that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific acquisition or business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate our acquisition or combination for any number of reasons, including those beyond our control, such as if the target's or our stockholders do not approve the transaction. Any such event will result in a loss to us of the related costs incurred, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

Existing circumstances may result in several of our directors having interests that may conflict with our interests.

A director who has a conflict of interest with respect to an issue presented to our board will have no inherent legal obligation to abstain from voting upon that issue. We do not have provisions in our bylaws or charter that require an interested director to abstain from voting upon an issue, and we do not expect to add provisions in our charter and bylaws to this effect. Although each director has a duty to act in good faith and in a manner he or she reasonably believes to be in our best interests, there is a risk that, should interested directors vote upon an issue in which they or one of their affiliates has an interest, their vote may reflect a bias that could be contrary to our best interests. In addition, even if an interested director abstains from voting, the director's participation in the meeting and discussion of an issue in which they have, or companies with which they are associated have, an interest could influence the votes of other directors regarding the issue.

Difficult market conditions have adversely affected the yield on our available cash.

Our primary objective is to preserve and maintain the liquidity of our available cash, while at the same time maximizing yields without significantly increasing risk. The capital and credit markets have been experiencing volatility and disruption for more than eighteen months. This volatility and disruption reached unprecedented levels, resulting in dramatic declines in interest rates and other yields relative to risk. This downward pressure has negatively affected the yields we receive on our available cash to effectively zero. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will receive any significant yield on our available cash. Further, given current market conditions, no assurance can be given that we will be able to preserve our available cash.

Competition from other motivated purchasers may hinder our ability to consummate an acquisition in the near term.

We expect to encounter intense competition from entities having a business objective similar to ours, including venture capital funds, special purpose acquisition companies, private equity funds, leveraged buyout funds, opportunity funds and other operating businesses competing for acquisitions.

Many of these entities are well established and have extensive experience in identifying and effecting acquisitions or business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources may be relatively limited when contrasted with those of many of these competitors. While we believe that there are numerous potential target businesses that we could acquire with our available cash, our ability to compete in acquiring certain sizable target businesses may be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. For these reasons, we cannot assure you that we will be able to effectuate an acquisition or business combination in the near term.

Following the consummation of an acquisition or business combination, we may be required to take write-downs or write-offs or restructuring, impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.

Even if we conduct extensive due diligence on a target business that we acquire or with which we merge, we cannot assure you that this diligence will surface all material issues that may be present inside a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations or incur impairment or other charges that could result in us reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner inconsistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may become subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-acquisition debt financing.

We may issue additional shares of common or preferred stock to complete an acquisition or effect a combination or under an employee incentive plan after consummation of an acquisition or combination, which would dilute the interests of our stockholders and likely present other risks.

The issuance of additional shares of common or preferred stock:

- may significantly dilute the equity interest of our stockholders;
- may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded our common stock;
- could cause a change in control if a substantial number of shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards; and
- may adversely affect prevailing market prices for our common stock.

We may be unable to obtain additional financing to complete an acquisition or business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular acquisition or business combination.

Although we believe that our available cash will be sufficient to allow us to consummate an acquisition or effect a business combination, we cannot ascertain the exact capital requirements for any particular transaction because we have not yet definitively selected a target business. If our available cash is insufficient, either because of the size of the acquisition or business combination or the depletion of available funds in search of a target business, we may be required to seek additional financing. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable, if and when needed, to consummate an acquisition or effect a business combination, we would be compelled to either restructure the transaction or abandon that particular acquisition or business combination and seek an alternative target business candidate. Even if we do not need additional financing to consummate an acquisition or effect a business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target.

There may be tax consequences with respect to an acquisition or business combination that adversely affect us.

While we expect to undertake any merger or acquisition so as to minimize taxes, both to the acquired business and/or asset and us, such acquisition or business combination might not meet the statutory requirements of a tax-free reorganization, or the parties might not obtain the intended tax-free treatment upon a transfer of shares or assets. A non-qualifying reorganization could result in the imposition of substantial taxes.

Our net operating loss and other carryovers may be limited if we undergo an ownership change. Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership in us by more than 50 percentage points looking back over the prior three-year period. If an ownership change occurs, our ability to use our net operating losses, or NOLs, to reduce income taxes is limited to an annual amount, or a Section 382 limitation, equal to the fair market value of our common stock immediately prior to the ownership change multiplied by the long term tax-exempt interest rate, which is published monthly by the Internal Revenue Service, or IRS. In the event of an ownership change, NOLs that exceed the Section 382 limitation in any year will continue to be allowed as carryforwards for the remainder of the carryforward period and such excess NOLs can be used to offset taxable income for years within the carryforward period subject to the Section 382 limitation in each year. Whether or not an ownership change occurs, the carryforward period for NOLs is either 15 or 20 years from the year in which the losses giving rise to the NOLs were incurred. If the carryforward period for any NOL were to expire before that NOL had been fully utilized, the unused portion of that NOL would be lost. Our use of NOLs arising after the date of an ownership change would not be affected by the Section 382 limitation (unless there were another ownership change after those NOLs arose).

Based on our knowledge of stockholder ownership of Hilltop, we do not believe that an ownership change has occurred since our initial public offering, or IPO, that would limit our post-IPO NOLs. Accordingly, we believe that there is no annual limitation under Section 382 of the Internal Revenue Code, or the Code, imposed on our use of post-IPO NOLs to reduce future taxable income. Our pre-IPO NOLs are subject to an annual limitation of approximately $17.0 million.

The determination of whether an ownership change has occurred, or will occur, is complicated, and therefore, no assurance can be provided as to whether an ownership change has occurred or will occur. We have not obtained, and currently do not plan to obtain, an IRS ruling or opinion of counsel regarding our conclusions as to whether the pre-IPO NOLs or post-IPO NOLs are subject to any such limitations. In addition, limitations imposed by Section 382 may prevent us from issuing additional shares of common stock to raise capital or to acquire businesses or properties. To the extent not prohibited by our charter, we may decide in the future that it is necessary or in our best interest to take certain actions that could result in an ownership change.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete strategic acquisitions or effect combinations.

We do not plan to operate as an investment fund or investment company, or to be engaged in the business of investing, reinvesting or trading in securities. Our plan is to acquire, hold, operate and grow for the long-term one or more operating businesses in an industry that will strategically align with or complement our current operations. We do not plan to operate as a passive investor or as a merchant bank seeking dividends or gains from purchases and sales of securities.

If we were deemed to be an investment company under the Investment Company Act of 1940, or the 1940 Act, we would be required to become registered under the 1940 Act (or liquidate) and our activities would be subject to a number of restrictions, including, among others:

- corporate governance requirements and requirements regarding mergers and share exchanges;
- restrictions on the nature of our investments;
- restrictions on our capital structure and use of multiple classes of securities; and
- restrictions on our use of leverage and collateral,

each of which may make it difficult for us to consummate strategic acquisitions or effect a combination.

In addition, we may have imposed upon us burdensome requirements, including:

- registration as an investment company;
- adoption of a specific form of corporate structure; and
- reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations,

compliance with which would reduce the funds that we have available to consummate strategic acquisitions or a combination.

In order not to be regulated as an investment company under the 1940 Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in an initial business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading "investment securities." Our business, in addition to our insurance operations, will be to identify and consummate an acquisition or business combination and, thereafter, to operate the acquired business or businesses for the long term. We do not plan to buy businesses to be a passive investor. We do not believe that our anticipated principal activities will subject us to the 1940 Act. If we were deemed to be subject to the 1940 Act, compliance with these additional regulatory burdens would require additional expense for which we have not accounted.

Risks Related to NLASCO's Business and NLASCO's Industry

The occurrence of severe catastrophic events may have a material adverse effect on NLASCO, particularly because NLASCO conducts business in a concentrated geographic area.

NLASCO expects to have large aggregate exposures to natural and man-made disasters, such as hurricanes, hail, tornados, windstorms, floods, wildfires and acts of terrorism. NLASCO expects that its loss experience, generally, will include infrequent events of great severity. Hurricanes Dolly, Gustav and Ike, which occurred in 2008, are examples, as well as Hurricanes Katrina and Rita that occurred in 2005. The risks associated with natural and man-made disasters are inherently unpredictable, and it is difficult to predict the timing of these events with statistical certainty or estimate the amount of loss any given occurrence will generate. Although NLASCO may attempt to exclude certain losses, such as terrorism and other similar risks, from some coverage that NLASCO writes, it may be prohibited from, or may not be successful in, doing so. The extent of losses from a catastrophe is a function of both the total amount of policyholder exposure in the geographic area affected by the event and the severity of the event. The occurrence of losses from catastrophic events may have a material adverse effect on NLASCO's ability to write new business and on its financial condition and results of operations. Increases in the values and geographic concentrations of policyholder property and the effects of inflation have resulted in increased severity of industry losses in recent years, and NLASCO expects that these factors will increase the severity of losses in the future. Factors that may influence NLASCO's exposure to losses from these types of events, in addition to the routine adjustment of losses, include, among others:

- exhaustion of reinsurance coverage;
- increases in reinsurance rates;
- unanticipated litigation expenses;
- unrecoverability of ceded losses;
- impact on independent agent operations and future premium income in areas affected by catastrophic events;
- unanticipated expansion of policy coverage or reduction of premium due to regulatory, legislative and/or judicial action following a catastrophic event; and
- unanticipated demand surge related to other recent catastrophic events.

NLASCO's insurance subsidiaries write insurance primarily in the States of Texas, Arizona, Tennessee, Oklahoma and Louisiana. In 2009, Texas accounted for 74.5%, Arizona accounted for 8.7%, Tennessee accounted for 6.1%, Oklahoma accounted for 4.0%, Louisiana accounted for 2.3% and the other states we do business in accounted for the other 4.4% of our premiums. As a result, a single catastrophe, destructive weather pattern, wildfire, terrorist attack, regulatory development or other condition or general economic trend affecting this region or significant portions of this region could adversely affect NLASCO's financial condition and results of operations more significantly than other insurance companies that conduct business across a broader geographic area. Although NLASCO purchases catastrophe reinsurance to limit its exposure to these types of catastrophes, in the event of one or more major catastrophes resulting in losses to it in excess of $170.0 million, NLASCO's losses would exceed the limits of its reinsurance coverage.

NLASCO is exposed to claims related to severe weather and the occurrence of severe weather may result in an increase in claims frequency and exposure amount that could materially adversely affect its financial condition.

NLASCO is subject to claims arising out of severe weather, such as hurricanes, tornados, rainstorms, snowstorms, hailstorms, windstorms and ice storms, which may have a significant effect on its financial condition and results of operations. The majority of its business is written in Texas, Arizona and Oklahoma, and Texas experienced two major hurricanes in 2008. The incidence and severity of weather conditions are inherently unpredictable. Some forecasters predict that the world is currently in a cycle of more numerous and more severe hurricanes.

Generally, NLASCO's insured risks exhibit higher losses in the second and third quarters of the year due to a seasonal concentration of weather-related events in its primary geographic markets. Although weather-related losses (including hail, high winds, tornadoes and hurricanes) can occur in any calendar quarter, the second quarter, historically, has experienced the highest frequency of losses associated with these events. For example, for the last five years, the contribution of weather-related catastrophes to the consolidated second quarter net loss ratio was on average approximately 19.0 points greater than the average contribution of such catastrophes in the other three quarters. Hurricanes, however, are more likely to occur in the third quarter of the year.

NLASCO incurred $17.9 million (including loss adjustment expenses) in gross catastrophic related losses for the year ended December 31, 2009. During 2009, NLASCO's net catastrophic loss experience was $0.9 million after reinsurance and decreases in net premiums earned due to reinsurance reinstatement premiums. A substantial portion of the expense in 2009 relates to claims being paid or reserved on hail and windstorms occurring in Texas. NLASCO incurred $83.1 million (including loss adjustment expenses) in gross catastrophic related losses for the year ended December 31, 2008. During 2008, NLASCO's net catastrophic loss experience was $13.0 million after reinsurance and decreases in net premiums earned due to reinsurance reinstatement premiums. A substantial portion of the expense in 2008 relates to claims being paid or reserved on Hurricanes Dolly, Gustav and Ike.

Due to the inherent inability to accurately predict the severity and frequency of catastrophic losses, higher than expected catastrophic losses could materially adversely affect NLASCO's financial condition.

NLASCO utilizes catastrophe modeling to assess its probable maximum insurance losses from hurricane and other wind/hail perils and to structure its catastrophe reinsurance program to minimize its exposure to high severity/high frequency types of losses. Hurricanes Katrina and Rita highlighted the challenges inherent in predicting the impact of catastrophic events. The catastrophe models, generally, failed to adequately project the financial impact of Hurricanes Katrina and Rita. This experience highlights the limitations inherent in the use of modeling as a means of risk assessment/abatement. If the exposure amount and frequency of catastrophe losses are higher than predicted under NLASCO's modeling, NLASCO's financial condition may be materially adversely affected.

NLASCO's investment performance has suffered, and may further suffer, as a result of adverse capital market developments and other factors, which affect its financial results.

NLASCO invests the premiums it receives from policyholders until they are needed to pay policyholder claims or other expenses. At December 31, 2009, NLASCO's invested assets consisted of $130.4 million in fixed maturity securities and $0.3 million in equity securities. During the year ended December 31, 2009, NLASCO had $6.2 million of net investment income, representing 4.8% of NLASCO's total revenues. Although NLASCO's investment policies stress diversification of risks, conservation of principal and liquidity, its investments are subject to a variety of investment risks, including those relating to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. In particular, the volatility of NLASCO's claims may force it to liquidate securities, which may cause it to incur capital losses. If NLASCO's investment portfolio is not appropriately matched with its insurance liabilities, it may be forced to liquidate investments prior to maturity at a significant loss to cover these liabilities. Investment losses could significantly decrease its asset base and statutory surplus, thereby adversely affecting its ability to conduct business and potentially its A.M. Best financial strength rating. Further, developments in the world's financial and capital markets have adversely impacted the performance of NLASCO's investments. Additionally, inflation could increase beyond investment income.

The capital and credit markets have been experiencing volatility and disruption for more than eighteen months. This volatility and disruption has reached unprecedented levels, resulting in dramatic declines in prices. This downward pressure has negatively affected the performance of NLASCO's investments, which has resulted in the write down of several of those investments. These write-downs, when determined to be other-than-temporary, reduce NLASCO's earnings for that period. If current levels of market disruption and volatility continue or worsen, there can be no assurances that we will not experience additional losses on our investments and reductions in our earnings.

NLASCO's investment results may be adversely affected by interest rate changes.

NLASCO's operating results are affected, in part, by the performance of its investment portfolio. NLASCO's investment portfolio contains instruments, such as bonds, that may be adversely affected by increases in interest rates. Because bond trading prices decrease as interest rates rise, a significant increase in interest rates could have a material adverse effect on NLASCO's financial condition and results of operations. On the other hand, decreases in interest rates could have an adverse effect on NLASCO's investment income and results of operations. For example, if interest rates decline, investment of new premiums received and funds reinvested will earn less. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond NLASCO's control.

With respect to fixed-income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose NLASCO to prepayment risks on these investments. When interest rates fall, mortgage-backed securities typically are prepaid more quickly and the holder must reinvest the proceeds at lower interest rates. NLASCO's mortgage-backed securities currently consist of securities with features that reduce the risk of prepayment, but NLASCO can make no assurances that it will invest in other mortgage-backed securities that contain this protection. In periods of increasing interest rates, mortgage-backed securities typically are prepaid more slowly, which may require NLASCO to receive interest payments that are below the then prevailing interest rates for longer time periods than expected.

If NLASCO cannot price its business accurately, its profitability and the profitability of its insurance companies could be materially adversely affected.

NLASCO's results of operations and financial condition depend on its ability to underwrite and set premium rates accurately for a wide variety of risks. Adequate rates are necessary to generate premiums sufficient to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit. To price its products accurately, NLASCO must:

- collect and properly analyze a substantial amount of data;
- develop, test and apply appropriate pricing techniques;
- closely monitor and recognize changes in trends in a timely manner; and
- project both severity and frequency of losses with reasonable accuracy.

NLASCO's ability to undertake these efforts successfully, and price its products accurately, is subject to a number of risks and uncertainties, some of which are outside its control, including:

- the availability of sufficient reliable data and NLASCO's ability to properly analyze available data;
- changes in applicable legal liability standards and in the civil litigation system generally;
- NLASCO's selection and application of appropriate pricing techniques;
- NLASCO's ability to obtain regulatory approval, where necessary;
- the uncertainties that inherently characterize estimates and assumptions; and
- NLASCO's ability to obtain adequate premium rates to offset higher reinsurance costs.

Consequently, NLASCO could under-price risks, which would adversely affect its profit margins, or it could overprice risks, which could reduce its competitiveness and sales volume. In either case, its profitability and the profitability of its insurance companies could be materially adversely affected.

If NLASCO's actual losses and loss adjustment expenses exceed its loss and expense estimates, its financial condition and results of operations could be materially adversely affected.

NLASCO's financial condition and results of operations depend upon its ability to assess accurately the potential losses associated with the risks that it insures. NLASCO establishes reserve liabilities to cover the payment of all losses and loss adjustment expenses incurred under the policies that it writes. These liability estimates include case estimates, which are established for specific claims that have been reported to NLASCO, and liabilities for claims that have been incurred but not reported, or IBNR. Loss adjustment expenses represent expenses incurred to investigate and settle claims. To the extent that losses and loss adjustment expenses exceed estimates, NLIC and ASIC will be required to increase their reserve liabilities and reduce their income before income taxes in the period in which the deficiency is identified. In addition, increasing reserves causes a reduction in policyholders' surplus and could cause a downgrade in the ratings of NLIC and ASIC. This, in turn, could diminish its ability to sell insurance policies.

The liability estimation process for NLASCO's casualty insurance coverage possesses characteristics that make case and IBNR reserving inherently less susceptible to accurate actuarial estimation than is the case with property coverages. Unlike property losses, casualty losses are claims made by third-parties of which the policyholder may not be aware and, therefore, may be reported a significant time after the occurrence, including sometimes years later. As casualty claims most often involve claims of bodily injury, assessment of the proper case estimates is a far more subjective process than claims involving property damage. In addition, in determining the case estimate for a casualty claim, information develops slowly over the life of the claim and can subject the case estimation to substantial modification well after the claim was first reported. Numerous factors impact the casualty case reserving process, such as venue, the amount of monetary damage, legislative activity, the permanence of the injury and the age of the claimant.

The effects of inflation could cause the severity of claims from catastrophes or other events to rise in the future. Increases in the values and geographic concentrations of policyholder property and the effects of inflation have resulted in increased severity of industry losses in recent years, and NLASCO expects that these factors will increase the severity of losses in the future. As NLASCO observed in 2008, the severity of some catastrophic weather events, including the scope and extent of damage and the inability to gain access to damaged properties, and the ensuing shortages of labor and materials and resulting demand surge, provide additional challenges to estimating ultimate losses. NLASCO's liabilities for losses and loss adjustment expenses include assumptions about future payments for settlement of claims and claims handling expenses, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above liabilities established for these costs, NLASCO expects to be required to increase its liabilities, together with a corresponding reduction in its net income in the period in which the deficiency is identified.

Estimating an appropriate level of liabilities for losses and loss adjustment expense is an inherently uncertain process. Accordingly, actual loss and loss adjustment expenses paid will likely deviate, perhaps substantially, from the liability estimates reflected in NLASCO's consolidated financial statements. Claims could exceed NLASCO's estimate for liabilities for losses and loss adjustment expenses, which could have a material adverse effect on its financial condition and results of operations.

If NLASCO cannot obtain adequate reinsurance protection for the risks it underwrites, NLASCO may be exposed to greater losses from these risks or may reduce the amount of business it underwrites, which may materially adversely affect its financial condition and results of operations.

NLASCO uses reinsurance to protect itself from certain risks and to share certain risks it underwrites. During 2009 and 2008, NLASCO's personal lines ceded 16% and 17%, respectively, of its direct premiums written (primarily through excess of loss, quota share and catastrophe reinsurance treaties) and its commercial lines ceded 16% and 17%, respectively, of its direct premiums written (primarily through excess of loss and catastrophe reinsurance treaties). The total cost of reinsurance, inclusive of per risk excess and catastrophe, increased 16.9% in the year ended December 31, 2009, which is primarily attributable to two major catastrophes occurring in 2008. This includes additional catastrophe limits purchased. Reinsurance cost will likely materially increase, in part due to the frequency and severity of hurricanes and the lack of capacity in the reinsurance market.

From time to time, market conditions have limited, and in some cases have prevented, insurers from obtaining the types and amounts of reinsurance that they have considered adequate for their business needs. Accordingly, NLASCO may not be able to obtain desired amounts of reinsurance. Even if NLASCO is able to obtain adequate reinsurance, it may not be able to obtain it from entities with satisfactory creditworthiness or negotiate terms that it deems appropriate or acceptable. Although the cost of reinsurance is, in some cases, reflected in NLASCO's premium rates, NLASCO may have guaranteed certain premium rates to its policyholders. Under these circumstances, if the cost of reinsurance were to increase with respect to policies for which NLASCO guaranteed the rates, NLASCO would be adversely affected. In addition, if NLASCO cannot obtain adequate reinsurance protection for the risks it underwrites, it may be exposed to greater losses from these risks or it may be forced to reduce the amount of business that it underwrites for such risks, which will reduce NLASCO's revenue and may have a material adverse effect on its results of operations and financial condition.

NLASCO could face unanticipated losses from war, terrorism and political unrest, and these or other unanticipated losses could have a material adverse effect on NLASCO's financial condition and results of operations.

NLASCO has exposure to unexpected losses resulting from future man-made catastrophic events, such as acts of terrorism and political instability. These risks are inherently unpredictable. It is difficult to predict the timing of such events with statistical certainty or to estimate the amount of loss that any given occurrence will generate. In certain instances, NLASCO specifically insures risks resulting from acts of terrorism. Even in cases where NLASCO attempts to exclude losses from terrorism and certain other similar risks from some coverage it writes, NLASCO may be prohibited from, or may not be successful in, doing so. Irrespective of the clarity and inclusiveness of policy language, a court or arbitration panel may limit the enforceability of policy language or otherwise issue a ruling adverse to NLASCO. Accordingly, while NLASCO believes that its reinsurance programs, together with the coverage provided under the Terrorism Risk Insurance Act of 2002, the Terrorism Risk Insurance Extension Act of 2005 and the Terrorism Risk Insurance Program Reauthorization Act of 2007, or, collectively, the Terrorism Act, are sufficient to reasonably limit its net losses relating to potential future terrorist attacks, its reserves may not be adequate to cover losses when they materialize. Under the Terrorism Act, after an act of terrorism is certified by the Secretary of the Treasury, NLASCO may be entitled to be reimbursed by the Federal government for a percentage of subject losses, after an insurer deductible and subject to an annual cap. The Terrorism Act covers an insurance company's operations for up to 85% of its losses, subject to certain mandatory deductibles. The deductible is calculated by applying the deductible percentage to the insurer's direct earned premiums for covered lines from the calendar year immediately prior to the applicable year. Although the Terrorism Act provides benefits in the event of certain acts of terrorism for losses in 2005 through 2014, the Terrorism Act may not be extended beyond 2014 or its benefits may be reduced. It is not possible to completely eliminate NLASCO's exposure to unforecasted or unpredictable events, and to the extent that losses from such risks occur, NLASCO's financial condition and results of operations could be materially adversely affected.

If NLASCO's reinsurers do not pay losses in a timely fashion, or at all, NLASCO may incur substantial losses that could materially adversely affect its financial condition and results of operations.

At December 31, 2009, NLASCO had $21.8 million in reinsurance recoverables, including ceded paid loss recoverables, ceded losses and loss adjustment expense recoverables and ceded unearned premiums. NLASCO expects to continue to purchase substantial reinsurance coverage in the foreseeable future. Since NLASCO remains primarily liable to its policyholders for the payment of their claims, regardless of the reinsurance it has purchased relating to those claims, in the event that one of its reinsurers becomes insolvent or otherwise refuses to reimburse NLASCO for losses paid, or delays in reimbursing NLASCO for losses paid, its liability for these claims could materially and adversely affect its financial condition and results of operations. As an example, if one of NLASCO's catastrophe reinsurers experienced financial difficulties following one of the major hurricanes in 2005 and had been unable to meet its obligations to NLASCO, NLASCO could have experienced difficulty in meeting its obligations to its policyholders.

NLASCO relies on independent insurance agents to distribute its products, and if the agents do not promote NLASCO's products successfully, NLASCO's results of operations and financial condition could be adversely affected.

NLASCO's business depends, in large part, on the efforts of independent insurance agents to market its insurance products and on its ability to offer insurance products and services that meet the requirements of their customers. While NLASCO strives to offer products that its agents require, NLASCO competes for business with other carriers based on the scope of coverage provided in its products, services, commissions and rates. NLASCO's competitors may offer coverage that is more attractive to particular customers than it offers for a specific product, may price their insurance products more aggressively, may offer higher agent commissions and may devote additional resources to improve their services. Accordingly, NLASCO's agents may find it easier to promote the programs of NLASCO's competitors rather than NLASCO's. If NLASCO's agents fail to, or choose not to, market NLASCO's insurance products successfully, NLASCO's growth may be limited and its financial condition and results of operations may be adversely affected. Additionally, rather than utilizing an independent agent to buy their insurance, consumers may elect to deal with direct-writers or mass marketers who utilize the Internet to advertise and/or underwrite their business. Industry developments that centralize and commoditize insurance products could be detrimental to NLASCO's agency distribution model of doing business.

Because NLASCO relies on managing general agents to underwrite some of its products and to administer claims, such managing general agents could expose NLASCO to liability or allocate business away from NLASCO, which could cause NLASCO's financial condition and results of operations to be adversely affected.

NLASCO has developed programs with managing general agents, or MGAs, whereby the MGA will, within the guidelines established by NLASCO, underwrite insurance policies on NLASCO's insurance subsidiaries' behalf with oversight by NLASCO. A MGA is a person, firm or corporation that has supervisory responsibility for the local agency and field operations of an insurer in the state where it is organized or that is authorized by an insurer to accept or process, on the insurer's behalf, insurance policies produced and sold by other agents. While NLASCO exercises care in the selection of its MGA relationships and regularly audits the performance of its MGAs, NLASCO is at risk for their conduct as a result of the authority it has delegated to them. If one of NLASCO's MGAs binds NLASCO's insurance subsidiaries to policies that expose it to unexpected losses or fails to appropriately report claims, NLASCO's financial condition and results of operations could be adversely affected. For example, if a terminated MGA fails to continue to appropriately report claims during the runoff period, then liabilities for losses and loss adjustment expenses could be deficient, which would impact NLASCO's results of operations in future periods. Furthermore, subject to contractual limitations, MGAs have the ability to change carriers or increase or decrease the allocation to a particular carrier. A MGA might choose to change carriers or allocations for many reasons, such as pricing, service, conditions in the reinsurance market or a change in ownership of an MGA.

A decline in NLIC's or ASIC's financial strength ratings by A.M. Best could cause either of their sales or earnings, or both, to decrease.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. A.M. Best maintains a letter scale rating system ranging from "A++ (Superior)" to "F (In Liquidation)" to rate the financial strength of insurance enterprises. NLIC has been rated "A (Excellent)" by A.M. Best, which is the third highest of sixteen rating levels. ASIC has been rated "A− (Excellent)" by A.M. Best, which is the fourth highest.

Each of NLIC's and ASIC's financial strength rating is subject to periodic review by, and may remain the same, be revised downward or upward or be revoked at the sole discretion of, A.M. Best. A decline in either NLIC's or ASIC's rating or an announced negative outlook on the rating can cause concern about their viability among agents, brokers and policyholders, resulting in a movement of business away from NLASCO and its insurance company subsidiaries to more highly-rated carriers. In addition, the errors and omissions insurance coverage of many of NLASCO's independent agents does not provide coverage if the covered agents sell policies from insurers with an A.M. Best financial strength rating of "B+ (Very Good)" or below. As a result, the loss of NLIC's or ASIC's A.M. Best financial strength rating, or a reduction to "B+ (Very Good)" or worse, may adversely impact NLASCO's ability to retain or expand its policyholder base. Periodically, A.M. Best changes its rating methodology and practices. Any change to the methodologies and practices could result in a reduction of NLIC's or ASIC's A.M. Best rating.

The failure of any of the loss limitation methods NLASCO employs could have a material adverse effect on its financial condition and results of operations.

At the present time, NLASCO employs a variety of endorsements to its policies that limit its exposure to known risks, such as exclusions for mold losses and water damage. NLASCO's policies also are not designed to provide coverage for claims related to exposure to potentially harmful products or substances, including, among others, lead paint and silica. NLASCO's homeowners' policies, other than policies specifically written for flood coverage, specifically exclude coverage for losses caused by flood, but generally provide coverage for damage caused by wind. In addition, NLASCO's policies contain conditions requiring the prompt reporting of claims and its right to decline coverage due to late claim reporting. NLASCO's policies also include limitations restricting the period during which a policyholder may bring a breach of contract or other claim against it, which in many cases is shorter than the applicable statutory limitations for such claims. It is possible that a court or regulatory authority could nullify or void, or legislation could be enacted modifying or barring, the use of endorsements and limitations in a way that would adversely affect NLASCO's loss experience, which could have a material adverse effect on its financial condition and results of operations.

The effects of emerging claim and coverage issues on NLASCO's business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect NLASCO's business by either extending coverage beyond its underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until long after NLASCO has issued insurance policies that are affected by the changes. As a result, the full extent of liability under NLASCO's insurance policies may not be known until after a contract is issued. Changes in other legal theories of liability under NLASCO's insurance policies or the failure of any loss limitation it applies also could adversely impact NLASCO's financial condition and results of operations.

Because NLASCO's main source of premiums written is in Texas, unfavorable changes in the economic or regulatory environment in that state may have a material adverse effect on its financial condition and results of operations.

Texas accounted for approximately 75% and 74% of NLASCO's direct premiums written in 2009 and 2008, respectively. The Texas legislature, in its 2011 legislative session, is reviewing insurance regulation, which will likely result in changes to those regulations. The loss of a significant amount of NLASCO's premiums written in Texas, whether due to an economic downturn, competitive changes, regulatory or legislative developments or other reasons, could have a material adverse effect on its financial condition and results of operations.

If NLASCO is unsuccessful in competing against other competitors in the insurance industry, its financial condition and results of operations could be adversely affected.

The insurance industry is highly competitive and has, historically, been characterized by periods of significant price competition, alternating with periods of greater pricing discipline during which competitors focus on other factors. In the current market environment, competition in NLASCO's industry is based primarily on the following:

- products offered;
- service;
- experience;
- the strength of agent and policyholder relationships;
- reputation;
- speed and accuracy of claims payment;
- perceived financial strength;
- ratings;
- scope of business;
- commissions paid; and
- policy and contract terms and conditions.

NLASCO competes with many other insurers, including large national companies who have greater financial, marketing and management resources than NLASCO. Many of these competitors also have better ratings and market recognition than NLASCO. NLASCO seeks to distinguish itself from its competitors by providing a broad product line and targeting those market segments that provide the best opportunity to earn an underwriting profit.

NLASCO also faces competition from entities that self-insure, primarily in the commercial insurance market. From time to time, established and potential customers may examine the benefits and risks of self-insurance and other alternatives to traditional insurance.

In addition, a number of new, proposed or potential industry developments also could increase competition in NLASCO's industry. These developments include, but are not necessarily limited to, changes in practices and other effects caused by the Internet (including direct marketing campaigns by NLASCO's competitors in established and new geographic markets), which have led to greater competition in the insurance business and increased expectations for customer service. These developments could prevent NLASCO from expanding its book of business.

NLASCO also faces competition from new entrants into the insurance market. New entrants do not have historic claims or losses to address and, therefore, may be able to price policies on a basis that is not favorable to NLASCO. New competition could reduce the demand for NLASCO's insurance products, which could have a material adverse effect on its financial condition and results of operations.

The debt agreements of NLASCO and its controlled affiliates contain financial covenants and impose restrictions on its business.

The indenture governing NLASCO's LIBOR plus 3.40% notes due 2035 contains restrictions on its ability to, among other things, declare and pay dividends and merge or consolidate. In addition, this indenture contains a change of control provision, which provides that (i) if a person or group becomes the beneficial owner, directly or indirectly, of 50% or more of NLASCO's equity securities and (ii) if NLASCO's ratings are downgraded by a nationally recognized statistical rating organization (as defined in the Securities Exchange Act of 1934), then each holder of the notes governed by such indenture has the right to require that NLASCO purchase such holder's notes, in whole or in part, at a price equal to 107.5% of the outstanding principal amount at any time prior to March 10, 2010, and at 100% of the outstanding principal amount thereafter.

NLIC's surplus indentures governing its LIBOR plus 4.10% notes due 2033 and ASIC's surplus indenture governing its LIBOR plus 4.05% notes due 2034 contain restrictions on dividends and mergers and consolidations. In addition, NLASCO has other credit arrangements with its affiliates and other third-parties.

NLASCO's ability to comply with these covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of these restrictions could result in a default under the loan agreements or indentures governing the notes or under its other debt agreements. An event of default under its debt agreements would permit some of its lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. If NLASCO were unable to repay debt to its secured lenders, these lenders could proceed against the collateral securing that debt. In addition, acceleration of its other indebtedness may cause NLASCO to be unable to make interest payments on the notes.

Other agreements that NLASCO or its insurance company subsidiaries may enter into in the future may contain covenants imposing significant restrictions on their respective businesses that are similar to, or in addition to, the covenants under their respective existing agreements. These restrictions may affect NLASCO's ability to operate its business and may limit its ability to take advantage of potential business opportunities as they arise.

The regulatory system under which NLIC and ASIC operate, and potential changes to that system, could have a material adverse effect on their respective business activities.

NLIC and ASIC are subject to comprehensive regulation and supervision in those states in which they are domiciled and write insurance policies. Though NLIC and ASIC currently write most of their policies in Texas, Arizona, Tennessee, Oklahoma and Louisiana, NLIC is licensed in 21 states and ASIC is licensed in 34 states. Laws and regulations pertaining to NLIC and ASIC are generally administered by state insurance departments and relate to, among other things:

- standards of solvency, including risk-based capital measurements;
- restrictions on the nature, quality and concentration of investments;
- required methods of accounting;

- rate and policy form regulation and other market conduct; and
- potential assessments for the provision of funds necessary for covered claims under certain policies provided by impaired, insolvent or failed insurance companies.

These state insurance departments also conduct periodic examinations of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. Current or future regulatory requirements may adversely affect or inhibit each of the insurance company's ability to achieve some or all of its business objectives.

NLIC and ASIC may not be able to obtain or maintain necessary licenses, permits, authorizations or accreditations in states where they are currently licensed or in new states they intend to enter, or they may be able to do so only at a significant cost. In addition, they may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies and insurance holding companies, which could result in restrictions on their operating flexibility and could subject them to fines and other sanctions that may have a material adverse effect on their business.

Significant changes in the political and regulatory climate could result in changes in applicable laws and regulations and could make it more expensive or less profitable to manage their business. In recent years, the United States insurance regulatory framework has come under increased federal scrutiny, and some state legislators have considered, or enacted, laws that may alter or increase state regulation of insurance and reinsurance companies and holding companies. Moreover, the National Association of Insurance Commissioners, or NAIC, and state insurance regulators regularly reexamine existing laws and regulations and develop new laws. For instance, the Texas legislature, in its 2011 legislative session, is reviewing insurance regulation, which will likely result in changes to those regulations. Changes in laws and regulations, or their interpretation, could have a material adverse effect on the insurance companies' financial condition and results of operations.

The activities of the insurance companies' MGAs are subject to licensing requirements and regulation under the laws of the states in which they operate. The insurance companies' MGAs' businesses depend on the validity of, and continued good standing under, the licenses and approvals pursuant to which they operate, as well as compliance with pertinent laws and regulations.

Company licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions, the applicable company licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, these authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals for various reasons, including the violation of law and conviction of crimes. Other sanctions may include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to policyholders and fines. Although NLASCO and its insurance subsidiaries endeavor to follow practices based on good faith interpretations of laws and regulations, or those generally followed by the industry, these practices may prove to be different from those that the regulatory authorities require.

If the states in which NLIC and ASIC write insurance drastically increase the assessments that insurance companies are required to pay, NLASCO's and their financial condition and results of operations will suffer.

NLIC and ASIC are subject to a variety of taxes, fines, levies, license fees, tariffs and other assessments that may, from time to time, be material. These assessments are made by the states in which NLIC and ASIC operate and include participation in residual market or involuntary risk plans in various states that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers. Due to this participation, NLIC and ASIC may be exposed to material losses. They also are subject to assessments in the states in which they write insurance for various purposes, including the provision of funds necessary to fund the operations of various insurance guaranty associations, which pay covered claims under certain policies issued by impaired, insolvent or failed insurance companies. These assessments are generally set based on an insurer's percentage of the total premiums written in the relevant state within a particular line of business for the relevant time period. For the year ended December 31, 2009, NLASCO paid no assessments. For the year ended December 31, 2008, NLIC and ASIC, collectively, paid $1.3 million in assessments related to Hurricanes Dolly and Ike. If NLIC's and ASIC's total premiums written grow, NLASCO's share of any assessments may increase. NLASCO, however, cannot predict with certainty the amount of future assessments, because these assessments depend on factors outside NLASCO's control, such as the insolvencies of other insurance companies, the market shares of other insurance companies writing in a particular state and the degree to which other companies write in coastal areas.

NLASCO is subject to assessments from the Georgia Underwriting Association, Louisiana Citizens Property Insurance Corporation, or LCPIC, Mississippi Windstorm Underwriting Association, or MWUA, the Texas FAIR Plan Association and the Texas Windstorm Insurance Association, or TWIA.

LCPIC, MWUA and TWIA have estimated plan losses due to losses incurred from the hurricanes that struck Louisiana and Texas in the third quarter of 2005, and are thereby able to levy regular and emergency assessments to participating companies and policyholders, respectively. NLASCO does not expect that these assessments will have a net financial statement impact, as all these assessments are recoverable (subject to treaty limits) under its reinsurance treaties. Further, NLASCO may be able to recoup a regular assessment through a surcharge to policyholders. These recoupments will be refunded to reinsurers as the related premiums are written and collected. NLASCO is required to collect emergency assessments directly from residential property policyholders and remit them to LCPIC as they are collected.

NLASCO continues to monitor developments with respect to various state facilities, such as the Georgia Underwriting Association, LCPIC, MWUA, the Texas FAIR Plan Association and the TWIA. The ultimate impact of Hurricanes Katrina, Rita, Dolly and Ike on these facilities is currently uncertain, but could result in the facilities recognizing a financial deficit different than the level currently estimated. They may, in turn, have the ability to assess participating insurers when financial deficits occur. NLASCO will not, however, incur any net expense or loss from any of these assessments due to reinsurance recoveries.

NLASCO may be subject to high retaliatory taxes in several states as a result of its multistate operations, which could have a material adverse impact on its financial condition and results of operations.

Nearly all states impose a retaliatory tax on insurers operating in their state that are domiciled in another state. Retaliatory taxes are based on the principle that if the aggregate taxes, fees and obligations imposed by an insurer's domiciliary state are greater than the aggregate taxes, fees and obligations imposed by the taxing state, then the difference is payable to the taxing state as a retaliatory tax. For example, the State of Texas imposes various premium-based taxes that, in the aggregate, total approximately 2.0% of gross written premiums in Texas. The State of Illinois imposes various premium-based taxes that, in the aggregate, total approximately 0.5% of gross written premiums in Illinois. The Illinois retaliatory tax provisions would require a Texas-domiciled insurer operating in Illinois to pay the 0.5% aggregate Illinois taxes plus a 1.5% incremental amount, which represents the difference between the Texas effective rate and the Illinois effective rate. Thus, a Texas-domiciled insurer would pay a 2.0% effective tax in Illinois, while an Illinois-domiciled insurer would only pay a 0.5% effective tax. Insurance companies with multistate operations, like NLASCO, may find themselves subject to high retaliatory taxes in several states, which could have a material adverse impact on NLASCO's financial condition and results of operations.

NLASCO's ability to meet ongoing cash requirements and pay dividends may be limited by its holding company structure and regulatory constraints.

NLASCO operates as a holding company. Dividends and other permitted payments from its operating subsidiaries are expected to be its primary source of funds to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends, if any, to Hilltop. NLIC and ASIC are subject to significant regulatory restrictions and limitations under debt agreements limiting their ability to declare and pay dividends, which could, in turn, limit NLASCO's ability to meet its ongoing cash requirements, including any future debt service payments and other expenses, or to pay dividends.

Current legal and regulatory activities, investigations, litigation proceedings or other activities relating to the insurance industry could affect NLASCO's business, financial condition and results of operations.

The insurance industry has experienced share price volatility as a result of litigation, investigations and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry. NLASCO is unable to predict the potential effects, if any, that these investigations may have upon the insurance markets and industry business practices in general or what, if any, changes may be made to laws and regulations regarding the industry and financial reporting. Any of the foregoing could materially and adversely affect its business, financial condition and results of operations.

NLIC and ASIC are subject to periodic financial and market conduct examinations by state insurance departments. If these examinations identify significant findings or recommend significant changes to its operations, either insurance company could lose its licenses or its financial condition and results of operations could be affected.

The insurance departments in every state in which NLASCO's insurance companies do business may conduct on-site visits and examinations at any time and generally for any purpose, including the review of NLASCO's insurance companies' financial condition, market conduct and relationships and transactions with affiliates. In addition, the Texas Department of Insurance will conduct comprehensive examinations of NLASCO's insurance companies every three to five years. NLIC's last regulatory exam was a full scope financial examination by the Texas Department of Insurance covering the period from January 1, 2002 through December 31, 2006, including material transactions and/or events occurring after December 31, 2006. ASIC's last regulatory exam was a full scope financial examination by the Texas Department of Insurance covering the period from January 1, 2004 through December 31, 2006, including certain material transactions and/or events occurring after December 31, 2006. Neither examination resulted in any significant regulatory compliance issues being raised by the Texas Department of Insurance. NLASCO and its insurance subsidiaries, however, have paid fines related to market conduct examinations by various states. Fines incurred in the last three years did not have a material impact on its financial condition or results of operations.

While there were no material adverse findings or recommended changes to NLASCO's or its insurance company subsidiaries' operations identified in the recently completed financial examinations conducted by the departments of insurance, there can be no assurance that there will not be adverse findings or recommended changes identified by these or other state insurance departments in the future. In addition, significant adverse findings could lead to a revocation of NLASCO's or its insurance company subsidiaries' licenses. Any adverse findings or recommended changes resulting from such financial examinations, or from any future examinations, could have a material adverse effect on NLASCO's or its insurance company subsidiaries' financial condition and results of operations.

Departure of key personnel would deprive us of the institutional knowledge, expertise and leadership they provide.

Operating an insurance company is complex. The insurance industry is highly competitive and has historically been characterized by periods of significant price competition, alternating with periods of greater pricing discipline during which competitors focus on other factors. In addition, insurance companies are subject to comprehensive regulation and supervision in those states in which they write insurance policies and in which they are domiciled. Significant changes in the political and regulatory climate could result in changes in these laws and regulations and could make it more expensive or less profitable for us to manage an insurance company. The loss of key personnel may result in us encountering difficulties in operating an insurance company and complying with regulatory requirements applicable to insurance companies.

NLASCO is in the process of implementing a new information technology system that could cause substantial business interruption.

We are in the process of designing and implementing a new information technology system and are investing significant financial and personnel resources into this project. There is no assurance, however, that the design will meet our current and future business needs or that it will operate as designed. We are heavily dependent on computer systems, and any significant failure or delay in the system implementation, if encountered, would cause a substantial interruption to our business and additional expense that could result in an adverse impact on our operating results, cash flows and financial condition.

Failures in NLASCO's current electronic underwriting system could adversely affect its financial condition and results of operations.

NLASCO's Internet-based Policy Agency Claim System, or PACS, was primarily developed in-house. PACS is fully integrated and is able to process quotes, policy issuance, billings, payments and claims. The system is designed for ease of use by agents and employees. PACS has been an integral part of NLASCO's success. Almost all applications are submitted online. Problems or errors of which NLASCO is not currently aware may have occurred in connection with the installation, upgrading or maintenance of this system or any of its other systems or may result from a major physical disaster or other calamity that causes damage to NLASCO's systems generally. A loss of PACS or any of NLASCO's other systems for a sustained period of time could have an adverse impact on its financial condition and results of operations.

Failure to develop an adequate knowledge transfer or a succession plan for NLASCO's information technology personnel could adversely affect its financial condition and results of operations.

The success of PACS and NLASCO's new and other systems depend heavily on the incumbent information technology team that developed or implemented the system. A loss of key members of this team without adequate knowledge transfer or a succession plan could disrupt NLASCO's operations and adversely affect its results of operations.

Claims by third-parties that NLASCO infringes their proprietary technology could adversely affect NLASCO's financial condition and results of operations.

If NLASCO discovers that any of its products or technology that it licenses from third-parties violates third-party proprietary rights, NLASCO may not be able to reengineer its products or obtain a license on commercially reasonable terms to continue using the products or technology without substantial reengineering, or to otherwise modify programs. In addition, product and technology development is inherently uncertain in a rapidly evolving technology environment in which there may be numerous patent applications pending for similar technologies, many of which are confidential when filed. In addition, much of the software used by NLASCO may be used subject to a licensing agreement, and NLASCO's failure to comply with the terms for usage under any such licensing agreement could subject it to claims that could adversely impact its business. Although NLASCO sometimes may be indemnified by third-parties against claims that licensed third-party technology infringes proprietary rights of others, this indemnity may be limited, unavailable or, where the third party lacks sufficient assets or insurance, ineffective. NLASCO currently does not have liability insurance to protect against the risk that its technology or future licensed third-party technology infringes the proprietary rights of others. Any claim of infringement, even if invalid, could cause NLASCO to incur substantial costs defending against the claim and could distract its management from the business. Furthermore, a party making such a claim could secure a judgment that requires NLASCO to pay substantial damages. A judgment also could include an injunction or other court order that could prevent NLASCO from using the products and technologies. Any of these events could have a material adverse effect on NLASCO's business, operating results and financial condition.

Acquisitions could result in operating difficulties and other harmful consequences.

From time to time, NLASCO may engage in discussions regarding potential acquisitions, including potential acquisitions that could be material to its financial condition and results of operations. NLASCO may acquire whole businesses or books of business that fit its underwriting competencies from insurance companies, MGAs and other agents. In addition, NLASCO may expand its business, product offerings and policyholder base by acquiring businesses in areas in which NLASCO has limited operating experience. The process of integrating an acquired company or book of business may create unforeseen operating difficulties and expenditures. In particular:

- NLASCO has achieved its prior success by applying a disciplined approach to underwriting and pricing in select markets that are not well served by its competitors. NLASCO may not be able to successfully implement its underwriting, claims management, pricing and product strategies in companies or books of business it acquires;
- NLASCO may not be able to retain the agents associated with acquired businesses and, as a result, may fail to realize the anticipated potential benefits of the acquisition;
- NLASCO could be required to implement or remediate controls, procedures and policies for an acquired privately-held company that prior to acquisition may not have been required;
- An acquisition could present cultural challenges associated with integrating employees from the acquired company into the organization, which could result in a loss of employees from the businesses NLASCO acquires and other adverse consequences;
- NLASCO's management may have to divert its time and energy from operating the business to integration challenges;
- NLASCO could have no prior experience operating the type of business that it acquires, which could create difficulties and result in NLASCO failing to realize many of the anticipated potential benefits of the acquisition; and
- An acquisition could dilute NLASCO's book value per share or after-tax return on average equity.

The anticipated benefits of any acquisition may not materialize. Future acquisitions could result in the incurrence of debt or an assumption of inadequate liabilities for losses and loss adjusted expenses or claims management structures, any of which could harm NLASCO's financial condition. Future acquisitions may require NLASCO to obtain additional financing, which may not be available on favorable terms or at all.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our charter and insurance laws contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Ownership Limit. In order to reduce the risk of an ownership change in the future, our charter restricts certain acquisitions of our securities in order to preserve the benefit of our NOLs. The charter generally prohibits any direct or indirect sale, transfer, assignment, conveyance, pledge or other disposition of our shares of stock or warrants, rights or options to purchase our stock or any other interests that would be treated as our stock under the income tax regulations promulgated under the Internal Revenue Code of 1986, as amended, if as a result of such sale, transfer, assignment, conveyance, pledge or other disposition any person or group would beneficially own five percent or more of the market value of the total outstanding shares of our common stock or the percentage of our common stock owned by a five percent or greater stockholder would be increased. Beneficial ownership is determined utilizing Treasury Regulation Section 1.382-2T(g). The transfer restrictions were implemented in January 2007, and we expect that the restrictions will remain in force as long as the NOLs are available. We cannot assure you, however, that these restrictions will prevent an ownership change. If any of our stockholders increase their beneficial ownership percentage in our common stock through future acquisitions, there is an increased possibility that the provisions under the charter may be triggered. Any attempted transfer of shares in violation of the charter prohibitions will be void, and the intended transferee will not acquire any right in those shares. We have the right to take any lawful action that we believe is necessary or advisable to ensure compliance with these ownership and transfer restrictions and to preserve our NOLs, including refusing to recognize any transfer of stock in violation of our charter. These ownership and transfer restrictions of our charter may have the effect of discouraging or preventing a third party from attempting to gain control of us without the approval of our board of directors. Accordingly, it is less likely that a change in control, even if beneficial to stockholders, could be effected without the approval of our board of directors.

Authority to Issue Additional Shares. Under our charter, our board of directors may issue up to an aggregate of ten million shares of preferred stock without stockholder action. The preferred stock may be issued, in one or more series, with the preferences and other terms designated by our board of directors that may delay or prevent a change in control of us, even if the change is in the best interests of stockholders. As of December 31, 2009, we had outstanding five million shares of our 8.25% Series A cumulative redeemable preferred stock.

Insurance Laws. NLIC and ASIC are domiciled in the State of Texas. Before a person can acquire control of an insurance company domiciled in Texas, prior written approval must be obtained from the Texas Department of Insurance. Acquisition of control would be presumed on the acquisition, directly or indirectly, of ten percent or more of Hilltop's outstanding voting stock, unless the regulators determine otherwise. Prior to granting approval of an application to acquire control of a domestic insurer, the Texas Department of Insurance will consider several factors, such as:

- the financial strength of the acquirer;
- the integrity and management experience of the acquirer's board of directors and executive officers;
- the acquirer's plans for the management of the insurer;
- the acquirer's plans to declare dividends, sell assets or incur debt;
- the acquirer's plans for the future operations of the domestic insurer;
- the impact of the acquisition on continued licensure of the domestic insurer;
- the impact on the interests of Texas policyholders; and

- any anti-competitive results that may arise from the consummation of the acquisition of control.

These laws may discourage potential acquisition proposals of Hilltop and may delay, deter or prevent a change of control of Hilltop, including transactions that some or all of our stockholders might consider desirable.

Future issuances of shares of common stock may adversely affect the price of our common stock.

The future issuance of a substantial number of shares of common stock into the public market, or the perception that such issuance could occur, could adversely affect the prevailing market price of our common stock. A decline in the price of our common stock could make it more difficult to raise funds through future offerings of our common stock or securities convertible into common stock.

Our common stock price may experience substantial volatility, which may affect your ability to sell our common stock at an advantageous price.

Price volatility of our common stock may affect your ability to sell our common stock at an advantageous price. Market price fluctuations in our common stock may be due to acquisitions, dispositions or other material public announcements, including those regarding dividends or changes in management, along with a variety of additional factors, including, without limitation, other risks identified in "Forward-looking Statements" and these "Risk Factors." In addition, the stock markets in general, including the NYSE, have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often have been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of our common stock.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

We are organized under Maryland law, which provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors' and officers' liability to us and our stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and that is material to the cause of action. Our bylaws require us to indemnify our directors and officers for liability resulting from actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, our stockholders and we may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Not applicable.

ITEM 3. LEGAL PROCEEDINGS

We are a party to various legal actions resulting from our operating activities. These actions consist of litigation and administrative proceedings arising in the ordinary course of business, some of which are covered by liability insurance, and none of which is expected to have a material adverse effect on our consolidated financial condition, results of operations or cash flows taken as a whole.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Securities, Stockholder and Dividend Information

Our common stock is listed on the New York Stock Exchange under the symbol "HTH". Our common stock has no public trading history prior to February 12, 2004. The initial public offering price of our common stock on February 12, 2004 was $19.00 per share. Our common stock closed at $12.28 on March 10, 2010. As of March 10, 2010, there were 56,488,488 shares of our common stock outstanding with approximately 188 stockholders of record.

Our 8.25% Series A Cumulative Redeemable Preferred Stock is listed on the New York Stock Exchange under the symbol "HTHPRA". Our Series A preferred stock has no public trading history prior to February 12, 2004. Our Series A preferred stock closed at $25.20 on March 10, 2010. At our IPO, the Company issued 5,000,000 shares of Series A preferred stock at an initial public offering price of $25.00 per share. The Series A Preferred Stock has a liquidation preference of $25.00 per share, plus all accumulated, accrued and unpaid dividends. As of March 10, 2010, there were 5,000,000 shares of our Series A preferred stock outstanding with one stockholder of record.

We have not paid, and do not intend to pay in the foreseeable future, cash dividends on our common stock. Any declaration of dividends on our common stock will be at the discretion of our Board of Directors and will depend on the earnings, financial condition, capital requirements, contractual restrictions with respect to payment of dividends and other factors. The payment of dividends from our insurance subsidiaries is subject to significant regulatory restrictions and limitations under debt agreements limiting their ability to declare and pay dividends. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Restrictions on Dividends and Distributions."

The following table sets forth the cash dividends declared and paid in 2009 and 2008 with respect to our Series A Preferred Stock:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Series A Preferred Stock				
2009				
Date of declaration	March 16, 2009	July 6, 2009	September 15, 2009	December 10, 2009
Date of record	April 15, 2009	July 15, 2009	October 15, 2009	January 15, 2010
Date paid	April 30, 2009	July 30, 2009	October 30, 2009	January 29, 2010
Distribution per unit	$ 0.5156	$ 0.5156	$ 0.5156	$ 0.5156
Total dollars (in thousands)	$ 2,578	$ 2,578	$ 2,578	$ 2,579
2008				
Date of declaration	April 9, 2008	June 12, 2008	September 30, 2008	December 22, 2008
Date of record	April 15, 2008	July 15, 2008	October 15, 2008	January 15, 2009
Date paid	April 30, 2008	July 30, 2008	October 30, 2008	January 30, 2009
Distribution per unit	$ 0.5156	$ 0.5156	$ 0.5156	$ 0.5156
Total dollars (in thousands)	$ 2,578	$ 2,578	$ 2,578	$ 2,579

As of December 31, 2009, we had accrued $1.7 million of the preferred stock dividend, representing the portion of the dividend earned by preferred shareholders but unpaid through that date.

The following table discloses the high and low sales prices per quarter for our common and preferred stock during 2009 and 2008:

	Common Stock		Series A Preferred Stock	
	High	Low	High	Low
December 31, 2009				
First Quarter	$11.95	$ 8.93	$21.25	$16.20
Second Quarter	$12.53	$10.87	$23.59	$17.39
Third Quarter	$12.98	$11.20	$24.46	$22.50
Fourth Quarter	$12.95	$11.25	$25.84	$23.25
	High	Low	High	Low
December 31, 2008				
First Quarter	$11.09	$9.97	$23.02	$19.21
Second Quarter	$11.10	$9.57	$21.25	$18.70
Third Quarter	$11.63	$9.80	$21.08	$16.10
Fourth Quarter	$11.25	$7.74	$19.43	$12.86

As of December 31, 2009, we had 515 warrants outstanding with an exercise price of $15.60 per share.

Issuances of Unregistered Securities

All issuances of unregistered securities have previously been reported.

Equity Compensation Plan Information

The following table sets forth as of December 31, 2009, information concerning our equity compensation plans, including the number of shares issuable and available for issuances under our plans, options, warrants and rights; weighted average exercise price of outstanding options, warrants and rights; and the number of securities remaining available for future issuance.

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders*	100,000	$12.06	1,039,412
Equity compensation plans not approved by security holders	—	—	—
Total	100,000	$12.06	1,039,412

* Excludes shares of restricted stock granted, as all of these shares are vested. No exercise price is required to be paid upon the vesting of the restricted shared of common stock granted. These shares are issuable under our 2003 equity incentive plan, which provides for the grant of equity-based incentives, including restricted shares of our common stock, stock options, grants of shares and other equity-based awards, to our directors, officers and other employees and those of our subsidiaries selected by our Compensation Committee for participation in the plan. At inception, 1,992,387 shares were authorized for grant pursuant to this plan. All shares outstanding, whether vested or unvested, are entitled to receive dividends and to vote, unless forfeited. No participant in our 2003 equity incentive plan may be granted awards in any fiscal year covering more than 500,000 shares of our common stock.

ITEM 6. SELECTED FINANCIAL AND OPERATING DATA

Our historical consolidated balance sheet data as of December 31, 2009 and 2008 and our consolidated statement of operations data for the years ended December 31, 2009, 2008 and 2007 have been derived from our audited historical financial statements included elsewhere in this Form 10-K. The following table shows our selected historical financial data for the periods indicated (in thousands, except per share data). You should read our selected historical financial data, together with the notes thereto, in conjunction with the more detailed information contained in our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Form 10-K.

	Year Ended December 31,					
	2009	2008	2007	2006	2005	2004
Income Statement Data:						
Direct premium written	$ 131,309	$ 132,642	$ 122,708	$ —	$ —	$ —
Net premium written	114,743	113,285	118,357	—	—	—
Net premium earned	115,153	115,247	96,804	—	—	—
Net investment income	6,458	27,143	24,829	2,133	2,266	1,611
Net realized (loss) gain	307	(45,992)	3,205	—	—	—
Other income, net	6,917	6,147	6,445	—	—	—
Total revenue	128,835	102,545	131,283	2,133	2,266	1,611
Net loss and loss adjustment expense	70,295	80,435	52,074	—	—	—
Policy acquisition and other expense	52,333	53,726	42,397	7,477	10,996	16,105
Interest expense	9,668	10,528	11,539	7,436	2,814	—
Total expenses	132,296	144,689	106,010	14,913	13,810	16,105
(Loss) Income from continuing operations before federal income tax expense	(3,461)	(42,144)	25,273	(12,780)	(11,544)	(14,494)
Federal income taxes benefit (expense) for continuing operations	1,349	19,559	(10,635)	—	—	—
Net (loss) income from continuing operations before allocation of non-controlling interest	$ (2,112)	$ (22,585)	$ 14,638	$ (12,780)	$ (11,544)	$ (14,494)
Selected Balance Sheet Data:						
Total investments	129,968	138,568	191,024	—	—	—
Total assets	1,040,752	1,048,770	1,085,491	1,542,701	1,728,481	1,813,002
Total liabilities	256,975	257,315	261,306	1,095,323	1,252,484	1,097,296
Stockholders' equity	783,777	791,455	824,185	419,236	444,095	659,047
Other Data:						
Net loss and LAE ratio	61.0%	69.8%	53.8%	n/a	n/a	n/a
Expense ratio	35.7%	35.6%	29.2%	n/a	n/a	n/a
GAAP Combined ratio	96.8%	105.4%	83.0%	n/a	n/a	n/a
Statutory surplus	$ 117,063	$ 108,478	$ 124,892	n/a	n/a	n/a
Statutory premiums to surplus ratio	98.0%	104.4%	94.8%	n/a	n/a	n/a
Per Share Data:						
Basic (loss) earnings per share attributable to common stockholders	$ (0.22)	$ (0.58)	$ 5.10	$ (0.63)	$ (4.50)	$ (2.49)
Diluted (loss) earnings per share attributable to common stockholders	$ (0.22)	$ (0.58)	$ 5.02	$ (0.63)	$ (4.50)	$ (2.49)
Weighted average share information						
Basic shares outstanding	56,474	56,453	55,421	43,681	43,277	37,967
Diluted shares outstanding	56,474	56,453	56,326	43,681	43,277	41,354
Cash dividends declared per share of unit:						
Series A preferred stock dividends	$ 2.06	$ 2.06	$ 2.06	$ 2.06	$ 2.06	$ 1.97
Series B preferred unit distributions	$ —	$ —	$ —	$ —	$ 0.78	$ 0.78
Series C preferred unit distributions	$ —	$ —	$ —	$ 1.56	$ 1.56	$ 0.78
Common stock and OP unit dividends	$ —	$ —	$ —	$ 0.50	$ 0.50	$ 1.09

(1) Series B and Series C preferred unit distributions were redeemed in 2007.

(2) All years have been adjusted to reflect the disposal of our manufactured home community properties and related business, except for NLASCO.

(3) Commencing with the third quarter 2005, we suspended declaration of dividends on our common stock. We have, however, continued to pay the full accrued dividends on our outstanding preferred stock.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated historical financial statements and notes appearing elsewhere in this Form 10-K and the financial information set forth in the tables below. All dollar amounts in the following discussion are in thousands, except per share amounts.

Unless the context otherwise indicates, all references in this Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, to the "Company,""Hilltop," "HTH," "we," "us," "our" or "ours" or similar words are to Hilltop Holdings Inc.(formerly known as Affordable Residential Communities Inc.) and its direct and indirect wholly-owned subsidiaries.

OUR GENERAL STRUCTURE

At December 31, 2009, HTH is a holding company that owns all of the outstanding shares of NLASCO, Inc., or NLASCO. NLASCO, in turn, owns National Lloyds Insurance Company, or NLIC, and American Summit Insurance Company, or ASIC, both of which are licensed property and casualty insurers operating in multiple states. In addition, NLASCO also owns the NALICO GA, a general agency that operates in Texas. NLIC commenced business in 1949 and currently operates in 15 states, with its largest market being the state of Texas. NLIC carries a financial strength rating of "A" (Excellent) by A.M. Best. ASIC was formed in 1955 and currently operates in 12 states, its largest market being the state of Arizona. ASIC carries a financial strength rating of "A – "(Excellent) by A.M. Best. Both of these companies are regulated by the Texas Department of Insurance.

Beginning in 1995, we were founded as several companies under the name "Affordable Residential Communities" or "ARC," now known as Hilltop Holdings Inc., for the purpose of engaging in the business of acquiring, renovating, repositioning and operating manufactured home communities, as well as certain related businesses. In 1998 we formed a Maryland corporation for the purpose of acting as the investment vehicle for, and a co-general partner of, our operating partnership, Affordable Residential Communities LP. In May 2002, we completed a reorganization in which we acquired substantially all the other real property partnerships and other related businesses we had previously organized and operated.

Through the year ended December 31, 2005, we were organized as a fully-integrated, self-administered and self-managed equity real estate investment trust, or REIT, for U.S. Federal income tax purposes. In 2006, we revoked our election as a REIT for U. S. Federal income tax purposes.

In January 2007, we acquired NLASCO. NLASCO was incorporated in Delaware in 2000 but its origins trace back to 1948 through one of its subsidiaries, NLIC. In 1964, C. Clifton Robinson, who is currently the Chairman of NLASCO and a member of our Board of Directors, along with other investors, purchased NLIC and moved its headquarters from San Antonio, Texas to Waco, Texas. Following various acquisitions and dispositions of equity in NLIC by Mr. Robinson and others, including the re-acquisition of NLIC along with the acquisition of ASIC in 2000, Mr. Robinson held 100% of NLASCO and its subsidiaries, NLIC and ASIC, from 2001 until we acquired NLASCO in 2007.

On July 31, 2007, we sold substantially all of the operating assets used in our manufactured home communities business and our retail sales and financing business to American Residential Communities LLC. We received gross proceeds of approximately $890 million in cash, which represents the aggregate purchase price of $1.794 billion, less the indebtedness assumed by the buyer. After giving effect to expenses, taxes and our continued outstanding preferred stock and senior notes, our net cash balance was approximately $550 million. We used a portion of the proceeds from this transaction for general working capital, liquidation of our operating partnership units and to repay certain outstanding obligations. We intend to make opportunistic acquisitions with certain of the remaining proceeds from this transaction, and, if necessary or appropriate, from additional equity or debt financing sources.

DEVELOPMENTS DURING 2009

We appointed a new President and Chief Executive Officer.

On November 30, 2009, Larry D. Willard, a director and the President and Chief Executive Officer of Hilltop Holdings, Inc., or the Company, announced his retirement effective as of December 31, 2009, to the Board of Directors of the Company. In connection with Mr. Willard's retirement, the Board of Directors of the Company appointed Gerald J. Ford, the Company's Chairman of the Board, as President and Chief Executive Officer effective as of December 31, 2009.

We had an extension to our loan agreement.

On October 27, 2009, NLASCO renewed its line of credit with a financial institution. The line allows for borrowings by NLASCO up to $5.0 million and is secured by substantially all of NLASCO's assets. The line of credit bears interest equal to a base rate, less 0.5% (5.0% at December 31, 2009), which is due quarterly. This line of credit will expire in October 2010. During the year ended December 31, 2009, the principal balance on this note was reduced to zero. As of December 31, 2009, there was no credit balance on the note.

Approvals from financial regulatory authorities.

During 2008 and 2009, in regards to financial institution opportunities, we have received preliminary approval from the Comptroller of Currency, The Office of Thrift Supervision and the Federal Deposit Insurance Corporations to bid on government-assisted financial institution transactions. The approvals from the Comptroller of Currency and The Office of Thrift Supervision expire on May 17, 2010 and November 30, 2010, respectively, and are subject to the satisfaction of certain conditions should we be the successful bidder.

OVERVIEW OF RESULTS

For the year ended December 31, 2009, net loss attributable to common stockholders was $12.4 million, or $0.22 per share, as compared to a net loss attributable to common stockholders of $32.9 million, or $0.58 per share, for the year ended December 31, 2008, and a net income attributable to common stockholders of $282.9 million, or $5.10 per share, for the year ended December 31, 2007.

Our results for 2007 include gains on sales of discontinued operations of $366.9 million. This gain comes from the sale of substantially all of our assets used in the manufactured home communities business and its manufactured home retail sales and financing business. In 2007, we also incurred an $11.1 million loss from discontinued operations. In addition, we have recast the operations of this line of business as discontinued operations in the accompanying consolidated statements of operations for the twelve months ended December 31, 2007, and recorded gains of $366.9 million for the year ended 2007.

Segments

On July 31, 2007, the Company sold the manufactured home communities, retail sales and financing of manufactured home businesses to American Residential Communities LLC and retained ownership of NLASCO. NLASCO operates through its wholly-owned subsidiaries, NLIC and ASIC. Given the homogenous nature of our products, the regulatory environments in which we operate, the nature of our customers and our distribution channels, we now monitor, control and manage our business lines as an integrated entity offering fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States. Accordingly, the segment information previously provided is no longer used by us to monitor our business, as we only have insurance company segment information to disclose.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, which requires us to make certain estimates and assumptions that affect the recorded amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates. We have provided a summary of our significant accounting policies in Note 1 to the accompanying consolidated financial statements as of, and for the year ended, December 31, 2009. We have summarized below those accounting policies that require our most difficult, subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. Our management evaluates these estimates on an ongoing basis. These estimates are based on information currently available to management and on various other assumptions management believes are reasonable.

Discontinued Operations. In accordance with guidance provided in ASC 360, *Plant, Property and Equipment,* we measure our assets of discontinued operations held for sale at the lower of its carrying amount or fair value, less cost to sell at the balance sheet date and re-cast any applicable balances and corresponding liabilities related to the discontinued operations in all comparable periods presented. Depreciation of the assets held for sale, if applicable, is suspended at the date of the determination of discontinuance. Interest and other expenses attributable to the liabilities of the assets of discontinued operations as held for sale continue to be accrued. The results of operations and cash flows of the assets sold and those classified as held for sale are reported as discontinued operations for all periods presented. We recognize any estimated losses on the sales of assets of discontinued operations in the period in which the operations are discontinued and recognize any resulting gains on the sales of assets when realized. A description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and, if not separately presented on the face of the balance sheet, the carrying amounts of the major classes of assets and liabilities included as part of the disposal group is disclosed in the notes to the financial statements. We disclose in the ASC 360 and, if applicable, the amounts of revenue and pretax profit or loss reported in discontinued operations.

Losses and Loss Adjustment Expenses. The liability for losses and loss adjustment expenses represents estimates of the ultimate unpaid cost of all losses incurred, including losses for claims that have not yet been reported. Separately for each of NLIC and ASIC and each line of business, our actuaries estimate the liability for unpaid losses and loss adjustment expenses, or LAE, by first estimating ultimate losses and LAE amounts for each year, prior to recognizing the impact of reinsurance. There are several methods that our actuaries utilize to estimate ultimate loss and LAE amounts, including:

- Paid Loss Development Method;
- Reported Loss Development Method;
- Paid Bornhuetter-Ferguson Method; and
- Reported Bornhuetter-Ferguson Method.

Paid and Reported Loss Development Methods. Insured losses for a given year change in value over time as additional information on claims are received, as claim conditions change and as new claims are reported. This process is commonly referred to as "loss development." To project ultimate losses and LAE, our actuaries examine the paid and reported (paid, plus case) losses and LAE and multiply these values by a loss development factor. The selected loss development factors are based upon a review of the loss development patterns indicated in the companies' historical loss triangles and applicable insurance industry loss development factors.

Paid and Reported Bornhuetter-Ferguson Methods. The Bornhuetter-Ferguson, or BF, Method is a procedure that weights an expected ultimate loss and LAE amount, and the result of the loss development method. This method is useful when loss data is immature or sparse because it is not as sensitive as the loss development method to unusual variations in the paid or reported amounts. The BF method requires an initial estimate of expected ultimate losses and LAE. For each year, the expected ultimate losses and LAE is based on a review of the ultimate loss ratios indicated in the companies' historical data and applicable insurance industry ultimate loss ratios. Each loss development factor, paid or reported, implies a certain percent of the ultimate losses and LAE is still unpaid or unreported. The amounts of unpaid or unreported losses and LAE by year are estimated as the percentage unpaid or unreported, times the expected ultimate loss and LAE amounts. To project ultimate losses and LAE, the actual paid or reported losses and LAE to date are added to the estimated unpaid or unreported amounts.

The results of each actuarial method performed by year are reviewed to select an ultimate loss and LAE amount for each year. In general, more weight is given to the loss development projections for more mature accident periods and more weight is given to the BF methods for less mature accident periods.

The combination of the methodologies described above is used for all lines of business, regardless of whether the line is a short-tailed or long-tailed line of business, though specific parameter selections within the methods vary to reflect the nature of the underlying line of business. ASIC and NLIC specialize in writing fire and extended coverage for low-value dwellings, mobile homes and homeowners, which generally are considered short-tailed coverages. In addition, ASIC and NLIC write a small amount of commercial risks, which are still predominantly property coverages, along with some low-limit liability coverages.

The methodology used by our actuaries is directly dependent upon the unique development characteristics of each line of business. For those lines of business with significant volume (homeowners, special property and commercial multiple peril), the selected loss development factors are derived from the historical development data for that line. For lines of business where the loss volume is small, insurance industry statistics regarding loss development for that line also are considered in selecting the loss development factors.

The estimated unpaid losses and LAE equal the estimated ultimate loss and LAE amounts, described above, less the cumulative paid amounts on known claims for each year. This estimate of unpaid losses and LAE is further segmented into case reserves on known claims and incurred-but-not-reported, or IBNR, reserves. IBNR reserves are calculated by reducing the estimate of unpaid losses and LAE by the case reserve amounts. In the normal course of operations, each case reserve is initially set at a standard amount determined from past payments for that type of loss. Individual case reserves may be adjusted based on information indicating that the loss amount is actually over, or under, the standard amount. Most case reserves are not adjusted until the receipt of documentation concerning the amount to be paid on the loss. This usually occurs within seven days of the reporting of the claim, longer in the case of large scale catastrophic events.

The reserve analysis performed by our actuaries provides preliminary central estimates of the unpaid losses and LAE. At each quarter-end, the results of the reserve analysis are summarized and discussed with our senior management. The senior management group considers many factors in determining the amount of reserves to record for financial statement purposes. These factors include the extent and timing of any recent catastrophic events, historical pattern and volatility of the actuarial indications, the sensitivity of the actuarial indications to changes in paid and reported loss patterns, the consistency of claims handling processes, the consistency of case reserving practices, changes in our pricing and underwriting, and overall pricing and underwriting trends in the insurance market.

Our recorded reserves reflect our best estimate as of a particular point in time based upon known facts, current law and our judgment. The carried reserve may differ from the actuarial central estimate as the result of our consideration of the factors noted above, as well as other factors impacting claims costs that may not be quantifiable through actuarial analysis. This process results in management's best estimate, which is then recorded as the reserve for unpaid losses and LAE.

The level of loss and LAE reserves we maintain represents our best estimate, as of a particular point in time, of the ultimate cost to settle and administer all claims based on our assessment of facts and circumstances known at that time. Reserves are not an exact calculation of liability, but instead are complex estimates that we derive, generally utilizing a variety of actuarial reserve estimation techniques, with numerous underlying assumptions and expectations about future events, both internal and external, many of which are highly uncertain.

The key assumptions fundamental to the reserving process are often different for various reserve categories and accident years. Some of these assumptions are explicit assumptions that are required of a particular method, but many assumptions are implicit and cannot be precisely quantified. An example of an explicit assumption is the pattern employed in the paid loss development method. However, the assumed pattern is itself based on several implicit assumptions, such as the impact of inflation on medical costs and the rate at which claim professionals close claims. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Each reserve segment has an implicit frequency and severity for each accident year as a result of the various assumptions made. As a result, the effect on reserve estimates of a particular change in assumptions usually cannot be specifically quantified, and changes in these assumptions cannot generally be tracked over time.

In light of the many uncertainties associated with establishing the estimates of ultimate losses and LAE, and making the assumptions necessary to establish recorded reserve levels, we review our reserve estimates on a regular basis and make adjustments in the period that the need for such adjustments is identified. The anticipated future emergence underlying our current estimates continues to reflect the historical patterns, and the selected development patterns have not changed significantly over the past few years.

Reserve estimates are subject to uncertainty from various sources, including, among others, changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation, economic conditions. In estimating the reserves for unpaid losses and LAE, it is necessary to project future loss and LAE payments. Actual future losses and LAE will not develop exactly as projected and may, in fact, vary significantly from the actuarially indicated projections. Further, these projections make no provision for extraordinary future emergence of new classes of losses or types of losses, which are not sufficiently represented in the companies' historical data or that are not yet quantifiable. Extraordinary future emergence can arise from an unforeseen broadening of coverage instigated by regulatory actions, judicial decisions or similar developments.

The underlying processes of establishing our best estimate of the liability for unpaid losses and LAE require the use of estimates, actuarial judgment and management considerations and, therefore, is an inherently uncertain process. The recorded reserves for the companies' liability for unpaid losses and LAE are estimates based on long term averages. Actual loss experience in any given year may differ from what is suggested by these averages. For some lines of business, the written premium volume is small and actual results are therefore subject to an exceptionally high degree of variability. While the recorded reserves are our best estimate as of a particular point in time, these reserves should be considered central estimates within a wide range of possible outcomes.

In arriving at our best estimate of the unpaid losses and LAE, and based on management discussion with our actuaries, we would consider reasonably likely changes in the key assumptions, such as the underlying loss development pattern or the expected loss ratio, to have an impact on our best estimate by +/− 10%. As of December 31, 2009, this equates to approximately +/− $1.2 million, which represents approximately 0.2% of equity and 9.7% of calendar year 2009 losses.

The following table presents our gross loss and LAE reserve amounts at December 31, 2009 and 2008 for each of NLIC and ASIC by line of business (dollars in thousands):

	For the year ended December 31, 2009					
Company	**Homeowners**	**Special Property**	**Commercial Multiple Peril**	**Other Liability**	**Fidelity & Surety**	**All Lines**
ASIC	$ 1,167	$ 390	$ 87	$ 923	$—	$ 2,567
NLIC	20,693	8,654	801	1,032	33	31,213
Consolidated	$21,860	$9,044	$888	$1,955	$33	$33,780

	For the year ended December 31, 2008					
Company	**Homeowners**	**Special Property**	**Commercial Multiple Peril**	**Other Liability**	**Fidelity & Surety**	**All Lines**
ASIC	$ 2,043	$ 900	$ 426	$ 744	$—	$ 4,113
NLIC	14,847	13,465	816	730	52	29,910
Consolidated	$16,890	$14,365	$1,242	$1,474	$52	$34,023

Investment Securities. At December 31, 2009, investment securities consist of U.S. Government, mortgage-backed, corporate debt and equity securities. We classify our fixed maturities in one of three categories: trading, available-for-sale or held-to-maturity. Our equity securities are classified as trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which we have the ability, and intent, to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a specific-identification basis.

We regularly review our investment securities to assess whether the security is impaired and if impairment is other-than-temporary. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, we consider whether we are more likely than not to hold an investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

Deferred Acquisition Costs. Costs of acquiring insurance vary with, and are related to, the production of new and renewal business, primarily consisting of commissions, premium taxes and underwriting expenses. These costs are deferred and amortized over the terms of the policies or reinsurance treaties to which they relate. Proceeds from reinsurance transactions that represent recovery of acquisition costs reduce applicable unamortized acquisition costs in a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized. Future investment income is considered in determining the recoverability of deferred acquisition costs. The Company regularly reviews the categories of acquisition costs that are deferred and assesses the recoverability of this asset. A premium deficiency, and a corresponding charge to income, is recognized if the sum of the expected loss and loss adjustment expenses, unamortized acquisition costs, and maintenance costs exceed related unearned premiums and anticipated investment income. At December 31, 2009, there was no premium deficiency.

Revenue Recognition. Property and liability premiums are recognized as revenue on a pro rata basis over the policy term. The portion of premiums that will be earned in the future are deferred and reported as unearned premiums. The Company routinely evaluates the premium receivable balance to determine if an allowance for uncollectible accounts is necessary.

Other income consists of premium installment charges, which are recognized when earned, and other miscellaneous income.

Reinsurance. In the normal course of business, NLASCO seeks to reduce losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Net premiums earned, losses and LAE and policy acquisition and other underwriting expenses are reported net of the amounts related to reinsurance ceded to other companies. Amounts recoverable from reinsurers related to the portions of the liability for losses and LAE are reported as assets. Amounts recoverable from reinsurers are estimated in a manner consistent with the reinsured policy.

The Company accounts for reinsurance contracts under the provisions of GAAP in accounting and reporting for reinsurance. Reinsurance assumed from other companies, including assumed premiums written and earned and losses and LAE, is accounted for in the same manner as direct insurance written.

Income Taxes. We have been in a taxable loss position since our inception and, as a result, we have substantial net operating loss carry-forwards to offset taxable income and capital gains from the sale of discontinued operations. We have established a tax provision beginning on January 1, 2006. We allocate income taxes between continuing and discontinued operations.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded for the estimated future tax effects related to the temporary difference between the tax basis and book basis of assets and liabilities reported in the accompanying consolidated balance sheets. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* or FIN 48, which is now part of ASC 740, specifically 740-10-25, *Recognition*. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that we determine whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. For tax positions that are not more likely than not of being sustained upon audit, we do not recognize any portion of the benefits in our consolidated financial statements.

The cumulative effect of the adoption of the recognition and measurement provisions resulted in no change to the January 1, 2007 balance of accumulated deficit. Our policy for interest and penalties related to income tax exposures is to recognize interest and penalties as incurred within the provision for income taxes in the consolidated statements of operations.

Deferred tax assets, including net operating loss and tax credit carry forwards, are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized. At December 31, 2007, a valuation allowance of $4.6 million was recorded to reduce deferred tax assets to the amount expected to be recoverable. However, as a result of the allocation of the purchase price for the real estate assets we sold in 2007 by the purchaser, we reallocated $34.1 million of gain recognized to those asset in the quarter ended September 30, 2008, the period in which the purchase price allocation was finalized. This reallocation resulted in a deferred tax benefit of $4.6 million as of December 31, 2008. There is no valuation allowance as of December 31, 2009.

From time to time, management must assess the need to accrue or disclose a possible loss contingency for proposed adjustments from various Federal, state and foreign tax authorities that regularly audit the company in the normal course of business. In making these assessments, management often must analyze complex tax laws of multiple jurisdictions.

Goodwill and Other Indefinite Lived Intangible Assets. Goodwill for HTH represents the excess of the cost over the fair value of the assets of NLASCO. Goodwill is tested annually for impairment and is tested more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

The goodwill impairment analysis is a two-step test. The first step (Step #1), used to identify potential impairment involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The Company has estimated fair values of reporting units based on a market approach using historic, normalized actual and forecast results. Management determined that HTH has two reporting units, which are the Parent (the holding company) and NLASCO (the insurance company).

The second step (Step #2) involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

At December 31, 2009, we determined that the estimated fair value of our reporting units exceeded their carrying values and, therefore, we did not perform the second step as described above. Consequently, we determined that no impairment existed with respect to goodwill and intangible assets at December 31, 2009.

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

Results of insurance operations. The following table shows the underwriting gain or loss, as well as other revenue and expense items included in the financial results of NLASCO for the year ended December 31, 2009 and 2008 (in thousands). NLASCO's underwriting gain or loss consists of net premiums earned, less loss and LAE and policy acquisition and other underwriting expenses. NLASCO's underwriting performance is one of the most important factors in evaluating the overall results of operations given the fluctuations that can occur in loss and LAE due to weather related events, as well as the uncertainties involved in the process of estimating reserves for losses and LAE. The underwriting results and fluctuations in other revenue and expense items of NLASCO are discussed in greater detail below.

NLASCO Summary of Insurance Operations

	Year Ended December 31,			
	2009	2008	Dollar	Percentage
Underwriting gain (loss)				
Homeowners	$(4,227)	$(7,596)	$ 3,369	44.4%
Fire	3,556	(2,324)	5,880	253.0%
Mobile Home	1,155	844	311	36.8%
Commercial	967	220	747	339.5%
Other	209	216	(7)	−3.2%
Total underwriting gain (loss)	$ 1,660	$(8,640)	$10,300	119.2%
Other revenue (expense items)				
Net investment income	6,165	8,255	(2,090)	−25.3%
Net realized gains (losses) on investments	83	(4,035)	4,118	102.1%
Other income	6,917	6,147	770	12.5%
Depreciation and amortization	(1,981)	(2,159)	178	−8.2%
Interest expense	(2,601)	(3,644)	1,043	−28.6%
Total other revenue (expense) items	8,583	4,564	4,019	88.1%
Operating income (loss) before federal income taxes	10,243	(4,076)	14,319	351.3%
Federal income tax expense (benefit) on operating income	3,578	(1,434)	5,012	349.5%
Net income (loss) from continuing operations of NLASCO	$ 6,665	$(2,642)	$ 9,307	352.3%

Revenue. Revenue for the year ended December 31, 2009 was $128.8 million, compared to $102.5 million in 2008. This increase is due to the realized gains on investments of $0.3 million for year ended 2009, compared to realized investment losses of $46.0 million for the year ended 2008 and $6.5 million of net investment income for the year ended 2009 compared to $27.1 million in 2008 due to having the cash at HTH (parent only) earning no interest. The Investment Committee elected to deposit the cash at HTH (parent only) in non-interest bearing accounts, taking advantage of the Temporary Liquidity Guarantee Program to preserve principal. The $128.8 million in revenue in 2009 is comprised of net premiums earned of $115.2 million, net investment income of $6.5 million, other income of $6.9 million and net realized gains on investments of $0.3 million. The $102.5 million in revenue in 2008 is comprised of net premiums earned of $115.2 million, net investment income of $27.1 million, other income of $6.1 million and net realized losses on investments of $46.0 million.

Underwriting Results. The following table shows the components of NLASCO's underwriting gain for the year ended December 31, 2009 and 2008. NLASCO's underwriting gain or loss consists of net premiums earned, less loss and LAE and policy acquisition and other underwriting expenses. The underwriting results are discussed below (in thousands).

	Year Ended December 31,			
	2009	2008	Dollar	Percentage
Direct premiums written	$131,309	$132,642	$ (1,333)	−1.0%
Net premiums written	$114,743	$113,285	$ 1,458	1.3%
Net premiums earned	$115,153	$115,247	$ (94)	−0.1%
Loss and LAE	70,295	80,435	(10,140)	−12.6%
Policy acquisition and other underwriting expenses	43,198	43,452	(254)	−0.6%
Underwriting gain (loss)	$ 1,660	$ (8,640)	$ 10,300	−119.2%
Agency expenses	$ (2,051)	$ (2,375)	$ 324	−13.6%
Loss and LAE ratio	61.0%	69.8%	8.7%	
Policy acquisition and other underwriting less agency expense ratio	35.7%	35.6%	−0.1%	
Combined ratio	96.8%	105.4%	8.6%	

NLASCO seeks to operate at a combined ratio of no greater than 85.0%. Loss ratios are ratios that express the relationship of losses to premiums. Loss and LAE ratio is loss and LAE expenses divided by net premiums earned for the same period. Policy acquisition and other underwriting expense ratio is policy acquisition and other underwriting expense divided by net premiums earned for the same period. Combined ratio gives you the sum of both previous ratios. Agency expenses are related to our general agent, NALICO GA, and are removed from Total policy acquisition and other underwriting expenses because they have no effect on the expense ratios of the insurance companies. The decrease in loss and LAE ratio in 2009 is due to less severe weather and lower overall loss experience due to no catastrophic events occurring in 2009. The loss and LAE ratio in 2008 is due to the incurred losses related to Hurricane Dolly, Gustav, and Ike of $83.1 million (including loss adjustment expenses and gross incurred but not reported reserves) in catastrophic related losses for the year ended December 31, 2008. For the year ended December 31, 2008, NLASCO's net catastrophic loss experience was $13.0 million after reinsurance.

The industry aggregate for combined ratio for 2008, was 104.7%, which is slightly below the combined ratio for NLIC and ASIC of 105.4% for the same period.

Premiums. The property and casualty insurance industry is affected by soft and hard market business cycles. During a soft market, price competition tends to increase as insurers are willing to reduce premium rates in order to maintain growth in premium volume. The soft market makes it more difficult to attract new business, as well as retain exposures that are adequately priced. Although we recognize the need to remain competitive in the marketplace, the Company remains committed to its disciplined underwriting philosophy, accepting only risks that are appropriately priced, while declining risks which are under priced for the level of coverage provided.

Direct premiums written by major product line for the year ended December 31, 2009 and 2008 are presented in the table below (in thousands):

	Year Ended December 31,			
	2009	2008	Dollar	Percentage
Direct Premiums Written:				
Homeowners	$ 57,356	$ 58,942	$(1,586)	−2.7%
Fire	46,815	48,014	(1,199)	−2.5%
Mobile Home	20,439	19,483	956	4.9%
Commercial	6,318	5,804	514	8.9%
Other	381	399	(18)	−4.5%
	$131,309	$132,642	$(1,333)	−1.0%

Total direct premiums written decreased for the year ended December 31, 2009 for all insurance products except for mobile home and commercial as a result of stronger competition and more challenging economic times.

Net premiums written by major product line for the year ended December 31, 2009 and 2008 are presented in the table below (in thousands):

	Year Ended December 31,			
	2009	2008	Dollar	Percentage
Net Premiums Written				
Homeowners	$ 50,119	$ 50,340	$ (221)	−0.4%
Fire	40,909	41,007	(98)	−0.2%
Mobile Home	17,861	16,640	1,221	7.3%
Commercial	5,521	4,957	564	11.4%
Other	333	341	(8)	−2.3%
	$114,743	$113,285	$1,458	1.3%

Total net premiums written increased for the year ended December 31, 2009 in the mobile home and commercial lines of business. Reinstatement premiums related to hurricanes Dolly, Gustav and Ike of $8.2 million decreased net premiums written in 2008, partially offset by higher reinsurance costs and lower direct premiums in 2009.

Net premiums earned by major product line for the year ended December 31, 2009 and 2008 are presented in the table below (in thousands):

	Year Ended December 31,			
	2009	2008	Dollar	Percentage
Net Premiums Earned:				
Homeowners	$ 50,299	$ 51,212	$(913)	−1.8%
Fire	41,055	41,717	(662)	−1.6%
Mobile Home	17,924	16,928	996	5.9%
Commercial	5,540	5,043	497	9.9%
Other	335	347	(12)	−3.5%
	$115,153	$115,247	$ (94)	−0.1%

Net premiums earned for the year ended December 31, 2009 decreased as compared to 2008 due to gross earned premiums decreasing $3.3 million, which was partially offset by lower ceded premiums of $3.2 million in 2009. Direct premiums written decreased 1% in 2009, which also contributed to the decrease in net premiums earned.

Policy Acquisition and Other Underwriting Expenses. Policy acquisition and other underwriting expenses for the year ended December 31, 2009 and 2008 were as follows (in thousands):

	Twelve Months Ended December 31,			
	2009	2008	Dollar	Percentage
Amortization of deferred policy acquisition costs	$ 30,354	$ 29,469	$ 885	2.9%
Other underwriting expenses	12,844	13,983	(1,139)	−8.9%
Total policy acquisition and other underwriting expenses	43,198	43,452	(254)	−0.6%
Agency expenses	(2,051)	(2,375)	324	−15.8%
Total policy acquisition and other underwriting expenses less agency expenses	$ 41,147	$ 41,077	$ 70	0.2%
Net premiums earned	$115,153	$115,247	$ (94)	0.1%
Expense ratio	35.7%	35.6%	0.1%	

Total policy acquisition and other underwriting expenses, less agency expenses, are up only $0.1 million from 2008 due to higher amortization of deferred policy acquisition costs, offset by lower other underwriting expenses and lower agency expenses. Agency expenses are related to our general agent, NALICO GA, and are removed from total policy acquisition and other underwriting expenses because they have no effect on the expense ratios of the insurance companies.

Loss and Loss Adjustment Expenses. Loss and LAE are recognized based on formula and case basis estimates for losses reported with respect to direct business, estimates of unreported losses based on past experience and deduction of amounts for reinsurance placed with reinsurers. The loss and LAE ratio is calculated by taking the ratio of incurred losses and LAE to net premiums earned. The loss and LAE ratio for the year ended December 31, 2009 and 2008 of 61.0% and 69.8%, respectively, has been adjusted to remove the effect of losses attributable to the prior owner. The decrease in the loss and LAE ratio is due to several catastrophic hurricanes that occurred in July and September 2008. The actual loss related to Hurricane Dolly, Gustav, and Ike, excluding reinstatement premium, was $13.0 million after reinsurance.

The Company's net loss and LAE and the gross loss and LAE ratios for the year ended December 31, 2009 and 2008 are shown in the tables below:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Loss and LAE (in thousands):		
Homeowners	$35,657	$39,499
Fire	22,098	28,312
Mobile Home	10,045	9,702
Commercial	2,495	2,922
	$70,295	$80,435
Incurred Claim Count:		
Homeowners	10,417	13,024
Fire	7,775	11,062
Mobile Home	4,083	3,882
Commercial	387	618
	22,662	28,586
Average Loss and LAE per Claim:		
Homeowners	$ 3,423	$ 3,033
Fire	2,842	2,559
Mobile Home	2,460	2,499
Commercial	6,447	4,728
Loss and LAE Ratio:		
Homeowners	70.9%	77.1%
Fire	53.8%	67.9%
Mobile Home	56.0%	57.3%
Commercial	45.0%	57.9%

General and Administrative Expense. General and administrative expense for 2009 was $7.2 million, as compared to $8.1 million for 2008, a decrease of $0.9 million, or 12%. This decrease is primarily due to a decrease in professional fees, which consisted of acquisition costs of $1.2 million in 2008 versus $0.2 million in 2009. The acquisition costs related to expenses incurred in connection with a possible transaction, that, at the end of the second quarter of 2008, we determined no longer to pursue.

Depreciation and Amortization Expense. Depreciation and amortization expense was $2.0 million for the year ended December 31, 2009, as compared to $2.1 million in 2008.

Interest Expense. Interest expense was $9.7 million for 2009, as compared to $10.5 million for 2008, a decrease of $0.8 million, or 8%. The decrease in interest expense is due to lower libor rates on variable rate debt in 2009.

Income Taxes. The Company had a $1.3 million income tax benefit for the year ended December 31, 2009, compared to $19.6 million for 2008. The benefit decreased in 2009 due to realized investment losses of $41.9 million in 2008 at HTH (parent only) and net income before taxes of $10.2 million in 2009, versus a net loss before taxes of $4.1 million in 2008 at NLASCO. We allocate income taxes in accordance with ASC 740, specifically 740-10-20.

Preferred Stock Dividend. In each of the years ended December 31, 2009 and 2008, we recorded four quarterly preferred stock dividends declared at the annual rate of 8.25%, or $2.0625 per share on the 5.0 million shares of Series A Preferred Stock outstanding.

Net Loss Attributable to Common Stockholders. As a result of the foregoing, our net loss attributable to common stockholders was $12.4 million for 2009, as compared to $32.9 million for 2008, a decrease of $20.5 million. The majority of this difference is due to losses on investments in 2008 of $46.0 million, partially offset by higher net investment income in 2008 of $27.1 million.

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

Results of insurance operations. The following table shows the underwriting gain or loss, as well as other revenue and expense items included in the financial results of NLASCO for the year ended December 31, 2008 and 2007 (in thousands). NLASCO's underwriting gain or loss consists of net premiums earned less loss and LAE and policy acquisition and other underwriting expenses. NLASCO's underwriting performance is one of the most important factors in evaluating the overall results of operations given the fluctuations that can occur in loss and LAE due to weather related events, as well as the uncertainties involved in the process of estimating reserves for losses and LAE. The underwriting results and fluctuations in other revenue and expense items of NLASCO are discussed in greater detail below.

NLASCO Summary of Insurance Operations

	Year Ended December 31,			
	2008	2007	Dollar	Percentage
Underwriting (loss) gain				
Homeowners	$(7,596)	$ 5,680	$(13,276)	−233.7%
Fire	(2,324)	4,993	(7,317)	−146.5%
Mobile Home	844	2,076	(1,232)	−59.3%
Commercial	220	868	(648)	−74.7%
Other	216	199	17	8.5%
Total underwriting (loss) gain	$(8,640)	$13,816	$(22,456)	−162.5%
Other revenue (expense items)				
Net investment income	8,255	8,107	148	1.8%
Net realized (losses) gains on investments	(4,035)	32	(4,067)	−12709.4%
Other income	6,147	6,487	(340)	−5.2%
Depreciation and amortization	(2,159)	(2,069)	(90)	4.3%
Interest expense	(3,644)	(4,655)	1,011	−21.7%
Total other revenue (expense) items	4,564	7,902	(3,338)	−42.2%
Operating (loss) income before federal income taxes	(4,076)	21,718	(25,794)	−118.8%
Federal income tax (benefit) expense on operating income	(1,434)	7,577	(9,011)	−118.9%
Net (loss) income from continuing operations of NLASCO	$(2,642)	$14,141	$(16,783)	−118.7%

Revenue. Revenue for the year ended December 31, 2008 was $102.5 million, compared to $131.3 million from continuing operations in 2007. This decrease is due to the loss on investment of $41.9 million recorded for equity securities held at HTH, offset by an increase in premiums earned of $18.4 million. The $102.5 million in revenue in 2008 is comprised of net premiums earned of $115.2 million, net investment income of $27.1 million, other income of $6.1 million and net realized losses on investments of $46.0 million. The $131.3 million in revenue in 2007 is comprised of net premiums earned of $96.8 million, net investment income of $24.8 million, other income of $6.4 million and net realized gains on investments of $3.2 million.

Underwriting Results. The following table shows the components of NLASCO's underwriting gain for the year ended December 31, 2008 and 2007. NLASCO's underwriting gain or loss consists of net premiums earned, less loss and LAE and policy acquisition and other underwriting expenses. The underwriting results are discussed below (in thousands).

	Year Ended December 31,			
	2008	2007	Dollar	Percentage
Direct premiums written	$132,642	$122,708	$ 9,934	8.1%
Net premiums written	$113,285	$118,357	$ (5,072)	-4.3%
Net premiums earned	$115,247	$ 96,804	$ 18,443	19.1%
Loss and LAE	80,435	52,074	28,361	54.5%
Policy acquisition and other underwriting expenses	43,452	30,914	12,538	40.6%
Underwriting (loss) gain	$ (8,640)	$ 13,816	$(22,456)	-162.5%
Agency expenses	$ (2,375)	$ (2,634)	$ 259	-9.8%
Loss and LAE ratio	69.8%	53.8%	-16.0%	
Policy acquisition and other underwriting less agency expense ratio	35.6%	29.2%	-6.4%	
Combined ratio	105.4%	83.0%	-22.4%	

NLASCO seeks to operate at a combined ratio of no greater than 85.0%. Loss ratios are ratios that express the relationship of losses to premiums. Loss and LAE ratio is loss and LAE expenses divided by net premiums earned for the same period. Policy acquisition and other underwriting expense ratio is policy acquisition and other underwriting expense divided by net premiums earned for the same period. Combined ratio gives you the sum of both previous ratios. The increase in loss and LAE ratio is due to the incurred losses related to Hurricane Dolly, Gustav, and Ike of $83.1 million (including loss adjustment expenses and gross incurred but not reported reserves) for the year ended December 31, 2008. For the year ended December 31, 2008, NLASCO's net catastrophic loss experience was $13.0 million after reinsurance; there were no catastrophic events that occurred in the year ended December 31, 2007. Additionally, the increase in policy acquisition and other underwriting expenses is due to the benefit received in 2007 related to purchase accounting of $14.5 million, offset by one month of purchase accounting of $1.4 million in 2008.

The industry aggregate for combined ratio for 2008, was 104.7%, which is slightly below the combined ratio for NLIC and ASIC of 105.4% for the same period.

Premiums. The property and casualty insurance industry is affected by soft and hard market business cycles. During a soft market, price competition tends to increase as insurers are willing to reduce premium rates in order to maintain growth in premium volume. The soft market makes it more difficult to attract new business, as well as retain exposures that are adequately priced. Although we recognize the need to remain competitive in the marketplace, the Company remains committed to its disciplined underwriting philosophy, accepting only risks that are appropriately priced, while declining risks which are under priced for the level of coverage provided.

Direct premiums written by major product line for the year ended December 31, 2008 and 2007 are presented in the table below (in thousands):

	Year Ended December 31,			
	2008	2007	Dollar	Percentage
Direct Premiums Written:				
Homeowners	$ 58,942	$ 54,378	$4,564	8.4%
Fire	48,014	46,554	1,460	3.1%
Mobile Home	19,483	15,714	3,769	24.0%
Commercial	5,804	5,685	119	2.1%
Other	399	377	22	5.8%
	$132,642	$122,708	$9,934	8.1%

Total direct premiums written increased for the year ended December 31, 2008 for all insurance products due to the fact that 2007 only includes eleven months. Otherwise, direct premiums are down slightly from the prior year due to the overall soft insurance market.

Net premiums written by major product line for the year ended December 31, 2008 and 2007 are presented in the table below (in thousands):

	Year Ended December 31,			
	2008	2007	Dollar	Percentage
Net Premiums Written				
Homeowners	$ 50,340	$ 52,456	$(2,116)	-4.0%
Fire	41,007	44,897	(3,890)	-8.7%
Mobile Home	16,640	15,156	1,484	9.8%
Commercial	4,957	5,484	(527)	-9.6%
Other	341	364	(23)	-6.3%
	$113,285	$118,357	$(5,072)	-4.3%

Total net premiums written decreased for the year ended December 31, 2008 for all lines of business, except for mobile home, due to reinstatement premiums related to Hurricane Dolly, Gustav, and Ike of $7.0. Considering that 2007 includes only eleven months of production, net written premiums are down slightly over the same period last year, due to overall soft insurance market.

Net premiums earned by major product line for the year ended December 31, 2008 and 2007 are presented in the table below (in thousands):

	Year Ended December 31,			
	2008	2007	Dollar	Percentage
Net Premiums Earned:				
Homeowners	$ 51,212	$42,746	$ 8,466	19.8%
Fire	41,717	36,900	4,817	13.1%
Mobile Home	16,928	12,396	4,532	36.6%
Commercial	5,043	4,470	573	12.8%
Other	347	292	55	18.8%
	$115,247	$96,804	$18,443	19.1%

Net premiums earned for the year ended December 31, 2008 were up as compared to 2007 due to the fact that 2007 only included eleven months of income from NLASCO, compared to twelve months of income in 2008. The premium revenue is earned over the life of the policies, generally twelve months. On the date NLASCO was acquired by Hilltop, the unearned premium balance was adjusted to fair market value as required under GAAP, which reduced net premiums earned $1.5 million and $16.6 million for the year ended December 31, 2008 and 2007, respectively.

Policy Acquisition and Other Underwriting Expenses. Policy acquisition and other underwriting expenses for the year ended December 31, 2008 and 2007 were as follows (in thousands):

	Twelve Months Ended December 31,			
	2008	2007	Dollar	Percentage
Amortization of deferred policy acquisition costs	$ 29,469	$14,762	$14,707	99.6%
Other underwriting expenses	13,983	16,152	(2,169)	-13.4%
Total policy acquisition and other underwriting expenses	43,452	30,914	12,538	40.6%
Agency expenses	(2,375)	(2,634)	259	9.8%
Total policy acquisition and other underwriting expenses less agency expenses	$ 41,077	$28,280	$12,797	45.3%
Net premiums earned	$115,247	$96,804	$18,443	19.1%
Expense ratio	35.6%	29.2%	69.4%	

Amortization of deferred policy acquisition costs was $29.5 million for the year ended December 31, 2008, compared to $14.8 million for the year ended December 31, 2007. The increase is due to the additional amortization of $14.7 million of deferred policy acquisition costs in 2008. Since insurance company was purchased January 31, 2007; no previous deferred policy acquisition costs were established at the date of the purchase.

Loss and Loss Adjustment Expenses. Loss and LAE are recognized based on formula and case basis estimates for losses reported with respect to direct business, estimates of unreported losses based on past experience and deduction of amounts for reinsurance placed with reinsurers. The loss and LAE ratio is calculated by taking the ratio of incurred losses and LAE to net premiums earned. The loss and LAE ratio for the year ended December 31, 2008 and 2007 of 69.8% and 53.8%, respectively, has been adjusted to remove the effect of losses attributable to the prior owner. The increase in the loss and LAE ratio is due to several catastrophic hurricanes that occurred in July and September 2008. The actual loss related to Hurricane Dolly, Gustav, and Ike, excluding reinstatement premium, was $13.0 million after reinsurance.

The Company's net loss and LAE and the gross loss and LAE ratios for the year ended December 31, 2008 and 2007 are shown in the tables below (in thousands, except claim count figures):

	Year Ended December 31, 2008	Year Ended December 31, 2007
Loss and LAE (in thousands):		
Homeowners	$39,499	$23,415
Fire	28,312	20,123
Mobile Home	9,702	6,361
Commercial	2,922	2,175
	$80,435	$52,074
Incurred Claim Count:		
Homeowners	13,024	7,970
Fire	11,062	5,552
Mobile Home	3,882	2,270
Commercial	618	307
	28,586	16,099
Average Loss and LAE per Claim:		
Homeowners	$ 3,033	$ 2,938
Fire	2,559	3,624
Mobile Home	2,499	2,802
Commercial	4,728	7,085
Loss and LAE Ratio:		
Homeowners	77.1%	54.8%
Fire	67.9%	54.5%
Mobile Home	57.3%	51.3%
Commercial	57.9%	48.7%

General and Administrative Expense. General and administrative expense for 2008 was $8.1 million, as compared to $9.4 million for 2007, a decrease of $1.3 million, or 14%. This decrease is primarily due to a decrease in salaries, benefits, and professional fees, which were offset by $1.2 million in acquisition costs expensed in 2008. The acquisition costs related to expenses incurred in connection with a possible transaction, that, at the end of the second quarter of 2008, we determined no longer to pursue.

Depreciation and Amortization Expense. Depreciation and amortization expense was $2.2 million for the year ended December 31, 2008, as compared to $2.1 million in 2007.

Interest Expense. Interest expense was $10.5 million for 2008, as compared to $11.5 million for 2007, a decrease of $1.0 million, or 9%. The decrease in interest expense is due to the pay down of debt in the first quarter of 2008 and lower libor rates on variable rate debt, partially offset by only eleven months of interest expense on the debt of NLASCO.

Non-Controlling Interest. Non-controlling interest for the year ended December 31, 2007 was $0.1 million. Minority interest only affected 2007, as all minority interest holders were eliminated in conjunction with the closing of the asset sale on July 31, 2007.

Income Taxes. The Company had a $19.6 million income tax benefit for the year ended December 31, 2008, compared to $10.6 million expense for 2007. The benefit in 2008 is primarily due to the tax benefit recorded of $15.0 million as a result of recognizing losses on an impairment on securities and operating losses of NLASCO. The expense in 2007 is primarily due to the tax expense related to the gain on sale of discontinued operations of $77.7 million. We allocate income taxes between continuing and discontinued operations in accordance with ASC 740, *Income Taxes.*

Discontinued Operations. On July 31, 2007, the Company sold certain of its assets, including the operating assets of the Company's manufactured home businesses, to American Residential Communities LLC. The Company received gross proceeds of $889.3 million in cash, which represents the amount of the excess of the purchase price of $1.794 billion over the indebtedness assumed by American Residential Communities LLC. The Company recorded a gain on the sale of the manufactured home business of $366.9 million in 2007. In July 2007, when this transaction occurred, the Company accrued for expenses related to the sale. As of December 31, 2007, all expenses related to the sale had been paid and the accrual was reduced, resulting in an additional $2.6 million gain on sale in the fourth quarter of 2007.

In accordance with the provisions of ASC 360, *Accounting for the Impairment or Disposal of Long-lived Assets,* all of the operating assets of the Company's manufactured home line of business have been classified as discontinued operations and those not sold prior to December 31, 2006 have been classified as assets held for sale. We have recast the operations for these assets as discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2007.

Operations of the discontinued manufactured home line of business for the twelve months ended December 31, 2007 recorded losses of $11.1 million and gains were recorded on the sale of discontinued operations of $366.9 million.

For discontinued operations, we considered a manufactured home community to be discontinued when: (i) management commits to a plan to sell the asset, supported by a Board resolution granting approval to proceed with the sale; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In accordance with the guidance provided by ASC 360, we measure each of our assets held for sale at the lower of its carrying amount or fair value, less cost to sell at the balance sheet date and re-cast any applicable balances and corresponding liabilities related to the asset identified in all comparable periods presented. Depreciation of the assets held for sale, if applicable, is suspended at the date of the determination of discontinuance. Interest and other expenses attributable to the liabilities of the asset classified as held for sale continues to be accrued. The results of operations and cash flows of the assets sold and those classified as held for sale are reported as discontinued operations for all periods presented. We recognize any estimated losses on the sales of assets in the period in which the properties are discontinued and recognize any resulting gains on the sales of assets when realized. A description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and, if not separately presented on the face of the balance sheet, the carrying amounts of the major classes of assets and liabilities included as part of the disposal group is disclosed in the notes to the financial statements. We disclose in the notes to our financial statements (and on the face of the income statement) the gain or loss recognized in accordance with ASC 360 and, if applicable, the amounts of revenue and pretax profit or loss reported in discontinued operations. If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell assets previously classified as held for sale, the assets will be reclassified as held and used. An asset that is reclassified shall be measured at the lower of its (a) carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell.

Preferred Stock Dividend. In each of the years ended December 31, 2008 and 2007, we recorded four quarterly preferred stock dividends declared at the annual rate of 8.25%, or $2.0625 per share on the 5.0 million shares of Series A Preferred Stock outstanding.

Net (Loss) Income Attributable to Common Stockholders. As a result of the foregoing, our net loss attributable to common stockholders was $32.9 million for 2008, as compared to a net income of $282.9 million for 2007, a decrease of $315.8 million. The majority of this difference is due to the sale of the manufactured housing communities' line of business and its manufactured housing retail sales and finance line of business in 2007 and the net realized loss on investments of $27.2, net of tax, due to the write down and subsequent sale of securities owned by HTH in 2008.

LIQUIDITY AND CAPITAL RESOURCES

HTH is a holding company whose assets primarily consist of the stock of its subsidiaries and invested assets with a combined value of $1.04 billion at December 31, 2009. HTH's primary investment objectives as a holding company are to preserve capital and have available cash resources to utilize in making opportunistic acquisitions, and, if necessary or appropriate, from additional equity or debt financing sources.

On July 31, 2007, we sold substantially all of our operating assets used in our manufactured home community business and our manufactured home retail sales and financing businesses. We received gross proceeds of $889.3 million in cash and the buyer also assumed all of our approximately $943 million in debt related to this line of business.

As of December 31, 2009, we had approximately $790.0 million in cash and cash equivalents, consisting of approximately $737.0 million owned by the parent company and $53.0 million owned by NLASCO and its subsidiaries. At December 31, 2009, we had total investments of approximately $130.0 million, consisting of investments in available-for-sale equities with a fair value of $0.3 million and $129.7 million in carrying value of fixed maturities securities owned by NLASCO and its subsidiaries.

As of December 31, 2009, we had $138.4 million of debt, consisting of $90.9 million of senior exchangeable notes and $47.5 million of debt owed by NLASCO and its subsidiaries.

Our short-term liquidity needs as of December 31, 2009 include (a) funds for dividend payments on the $125 million Series A cumulative redeemable preferred stock bearing a dividend rate of 8.25% per annum ($10.3 million annually), (b) funds to pay our insurance claims of NLASCO and subsidiaries, and (c) funds to service the $90.9 million of senior exchangeable notes.

Our insurance operating subsidiary, NLASCO, has primary investment objectives to preserve capital and manage for a total rate of return in excess of a specified benchmark portfolio. NLASCO's strategy is to purchase securities in sectors that represent the most attractive relative value. Bonds, cash and short-term investments constituted $182.7 million, or 99.9%, of NLASCO's $183.0 million in investments at December 31, 2009. NLASCO had $0.3 million, or 0.2% of its investments, in equity investments as of December 31, 2009. We currently do not have any significant concentration in both direct and indirect guarantor exposure. NLASCO has no investments in subprime mortgages. NLASCO has custodial agreements with A.G. Edwards and Wells Fargo Bank and an investment management agreement with DTF Holdings, LLC.

NLASCO's liquidity requirements are met primarily by positive cash flow from operations and investment activity. Primary sources of cash from insurance operations are premiums and other considerations, net investment income and investment sales and maturities. Primary uses of cash include payments of claims, operating expenses and income taxes, funds to service $47.5 million of debt and purchases of investments. NLASCO's insurance subsidiaries have regulatory restrictions on the amount of dividends they can declare.

The investment committee meets regularly to review the portfolio performance and investment markets in general. Our management generally meets monthly to review the performance of investments and monitor market conditions for investments that would warrant any revision to investment guidelines.

We believe that existing cash and investment balances, when combined with anticipated cash flows from operations and dividends from our insurance companies, will be adequate to meet our expected liquidity needs for the reasonably foreseeable future. We will continue to pursue and investigate possible strategic investments. In that regard, we may need to secure external financing. We cannot assure you that we will be successful in obtaining any such financing or in the implementation of our business plan. See "Item 1A. Risk Factors" starting on page 25.

Restrictions on Dividends and Distributions

Aside from available cash and investment income on our invested assets, as a holding company we rely on dividends and other permitted distributions from our subsidiaries. The payment of dividends from our insurance subsidiaries, NLIC and ASIC, is subject to significant regulatory restrictions and limitations under debt agreements limiting their ability to declare and pay dividends.

Under Texas State Insurance Law for property and casualty companies, all dividends must be distributed out of earned surplus only. Furthermore, without the prior approval of the Commissioner, dividends cannot be declared or distributed that exceed the greater of ten percent of the company's surplus, as shown by its last statement on file with the Commissioner, or one hundred percent of net income for such period. The subsidiaries paid $14.0 million in dividends to NLASCO in March 2008. There were no dividends paid as of December 31, 2009. At December 31, 2009, the maximum dividend that may be paid to NLASCO in 2010 without regulatory approval is approximately $12.3 million.

Regulations of the Texas Department of Insurance require insurance companies to maintain minimum levels of statutory surplus to ensure their ability to meet their obligations to policyholders. At December 31, 2009, NLASCO's insurance subsidiaries had statutory surplus in excess of the minimum required.

Also, the National Association of Insurance Commissioners, or NAIC, has adopted risk-based capital, or RBC, requirements for insurance companies that establish minimum capital requirements relating to insurance risk, credit risk, interest rate risk and business risk. The formula is used by the NAIC and certain state insurance regulators as an early warning tool to identify companies that require additional scrutiny or regulatory action. At December 31, 2009, the Company's insurance subsidiaries' RBC ratio exceeded the level at which regulatory action would be required.

We believe that restrictions on liquidity resulting from restrictions on the payments of dividends by our subsidiary companies will not have a material impact on our ability to carry out our normal business activities, including dividend payments on our Series A cumulative redeemable preferred stock and debt payments on our senior exchangeable notes.

CASH FLOWS

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

Cash provided by operations was $18.9 million in 2009, as compared to $7.2 million used by operations in 2008. Cash provided by operations increased primarily due to a decrease in income taxes receivable of $22.4 million, offset by operating losses of $2.1 million.

Cash provided by investing activities was $32.1 million in 2009, as compared to cash used in investing activities of $12.1 million in 2008. The increase in cash provided by investing activities primarily was due to proceeds from sales of available-for-sale securities of $23.6 million and the release of restricted cash of $18.5 million, which was offset by purchases and maturities of available-for-sale securities of $8.4 million.

Cash used by financing activities was $10.3 million in 2009, as compared with $14.3 million in 2008. The decrease in cash used in financing activities primarily was due to the repayment of debt in 2008 of $4.0 million.

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

Cash used by operations was $7.2 million in 2008, as compared to $46.9 million used by operations in 2007. Cash used in operations decreased primarily due to a $69.6 million payment of taxes related to the sale of the manufactured housing business and subsequent reclass to discontinued operations, offset by $7.0 million of reinstatement premiums paid and losses paid related to catastrophes in 2008.

Cash used by investing activities was $12.1 million in 2008, as compared to cash provided by investing activities of $742.0 million in 2007. The decrease in cash from investing activities primarily was due to proceeds from discontinued operations of $881.1 million, cash acquired in the NLASCO purchase of $45.5 million, proceeds of securities sold and matured of $50.1 million, partially offset by $115.4 million in cash used in the NLASCO acquisition and $117.8 million used to purchase securities.

Cash used by financing activities was $14.3 million in 2008, as compared with cash provided by financing activities of $58.6 million in 2007. The decrease in cash from financing activities primarily was due the common stocks rights offering in 2007 of $80.0 million and the issuance of $20.0 million in common stock. This was partially offset by the $17.9 million paid to liquidate OP unit holders, the $10.3 million payment of preferred dividends, the $5.8 million reduction in debt, and $6.2 million used to pay debt related to discontinued operations in 2007.

INFLATION

Inflation in the U.S. has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2009, 2008 and 2007. Although the impact of inflation has been relatively insignificant in recent years, it remains a factor in the U.S. economy and may increase the cost of labor and utilities.

COMMITMENTS

At December 31, 2009, we had $138.4 million of outstanding indebtedness. It consists of the following: $90.9 million, or 66%, of our total indebtedness is fixed rate and $47.5 million, or 34%, is variable rate. At December 31, 2009, we had the following indebtedness outstanding with the following repayment obligations (in thousands):

	Principal Commitments			Interest Commitments			Total Debt Commitments		
	Fixed	Variable	Total	Fixed	Variable(1)	Total	Fixed	Variable	Total
2010	$ —	$ —	$ —	$ 6,814	$ 4,341	$ 11,155	$ 6,814	$ 4,341	$ 11,155
2011	—	—	—	6,814	4,341	11,155	6,814	4,341	11,155
2012	—	—	—	6,814	4,341	11,155	6,814	4,341	11,155
2013	—	—	—	6,814	4,341	11,155	6,814	4,341	11,155
2014	—	—	—	6,814	4,341	11,155	6,814	4,341	11,155
Thereafter	90,850	47,500	138,350	79,516	88,788	168,304	170,366	136,288	306,654
Commitments	$90,850	$47,500	$138,350	$113,586	$110,493	$224,079	$204,436	$157,993	$362,429

(1) For variable rate debt, interest commitments were calculated as expected interest payments based on the weighted average interest rate.

At December 31, 2009 the following table shows our outstanding commitments for leases (in thousands).

	Payments Due by Period		
Lease Obligations	Less than 1 year	1-3 years	Total
Total lease obligations	$528	$1,455	$1,983

NLASCO's loss reserves do not have contractual maturity dates. Based on historical payment patterns, however, the following table estimates when management expects the loss reserves to be paid. The timing of payments is subject to significant uncertainty. NLASCO maintains a portfolio of investments with varying maturities to provide adequate cash flows for the payment of claims.

	Reserves in thousands
2010	$21,382
2011	6,486
2012	2,905
2013	1,284
2014	777
Thereafter	946
	$33,780

The following table sets forth certain information with respect to our indebtedness outstanding as of December 31, 2009 and 2008 excluding indebtedness related to assets held for sale (in thousands):

	Year Ended December 31,	
	2009	2008
Senior exchangeable notes due 2025, 7.50% per annum	$ 90,850	$ 90,850
Insurance company line of credit due October 2010, base rate less 0.5% per annum	—	18
NLIC note payable due May 2033, three-month LIBOR plus 4.10% (4.35% at December 31, 2009)	10,000	10,000
NLIC note payable due September 2033, three-month LIBOR plus 4.05% (4.30% at December 31, 2009)	10,000	10,000
ASIC note payable due April 2034, three-month LIBOR plus 4.05% (4.30% at December 31, 2009)	7,500	7,500
Insurance company note payable due March 2035, three-month LIBOR plus 3.40% (3.65% at December 31, 2009)	20,000	20,000
	$138,350	$138,368

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, FASB issued new guidance on the accounting for the transfers of financial assets. The new guidance, which was issued as ASC 860, *Transfers and Servicing,* requires additional disclosures for transfers of financial assets, including securitization transactions, and any continuing exposure to the risks related to transferred financial assets. There is no longer a concept of a qualifying special-purpose entity, and the requirements for derecognizing financial assets have changed. The new guidance is effective on a prospective basis for the annual period beginning after November 15, 2009, and interim and annual periods thereafter. The Company does not expect that the provisions of the new guidance will have a material effect on its results of operations, financial position or liquidity.

In June 2009, FASB issued revised guidance on the accounting for variable interest entities. The revised guidance, which was issued as ASC 810, *Consolidation,* reflects the elimination of the concept of a qualifying special-purpose entity and replaces the quantitative-based risks and rewards calculation of the previous guidance for determining which company, if any, has a controlling financial interest in a variable interest entity. The revised guidance requires an analysis of whether a company has: (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb the losses that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity. An entity is required to be re-evaluated as a variable interest entity when the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights to direct the activities that most significantly impact the entity's economic performance. Additional disclosures are required about a company's involvement in variable interest entities and an ongoing assessment of whether a company is the primary beneficiary. ASC 810 is effective for interim and annual periods that begin after November 15, 2009. The Company does not expect that the adoption of this guidance will impact the Company's results of operations, financial position or liquidity.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We currently do not use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors.

As of December 31, 2009 our total debt outstanding was $138.4 million, comprised of approximately $90.9 million of indebtedness subject to fixed interest rates. Approximately $47.5 million, or 34%, of our total consolidated debt is variable rate debt.

If LIBOR and the prime rate were to increase by one eighth of one percent (0.125%), the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by approximately $59,000 annually.

Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

The fair value of debt outstanding as of December 31, 2009 was approximately $138.2 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements required by this item are submitted as a separate section of this Annual Report on Form 10-K. *See* "Financial Statements," commencing on page F-1 hereof.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by Form 10-K. Based on such evaluation, our Chief Executive Officer and principal financial officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment, management concluded that, as of December 31, 2009, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report, which appears on Page F-2 of this Annual Report on Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have not been any changes in our internal controls over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by this Item is contained in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by this Item is contained in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information called for by this Item is contained in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders, or in Item 5 of this Annual Report on Form 10-K for the year ended December 31, 2009, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information called for by this Item is contained in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information called for by this Item is contained in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed herewith as part of this Form 10-K.

3. Exhibits. See the Exhibit Index following the signature page hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HILLTOP HOLDINGS INC.

By: /s/ GERALD J. FORD

Gerald J. Ford
Chief Executive Officer
(Principal Executive Officer and duly authorized officer)

MARCH 11, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated:

Signature	Title	Date
/s/ GERALD J. FORD Gerald J. Ford	President, Chief Executive Officer and Director (Principal Executive Officer)	March 11, 2010
/s/ DARREN PARMENTER Darren Parmenter	Senior Vice President (Principal Financial and Accounting Officer)	March 11, 2010
/s/ RHODES BOBBITT Rhodes Bobbitt	Director and Audit Committee Member	March 11, 2010
/s/ W. JORIS BRINKERHOFF W. Joris Brinkerhoff	Director	March 11, 2010
/s/ CHARLES R. CUMMINGS Charles R. Cummings	Director and Chairman of Audit Committee	March 11, 2010
/s/ J. MARKHAM GREEN J. Markham Green	Director and Audit Committee Member	March 11, 2010
/s/ JESS T. HAY Jess T. Hay	Director	March 11, 2010

Signature	Title	Date
/s/ WILLIAM T. HILL, JR. William T. Hill, Jr.	Director	March 11, 2010
/s/ W. ROBERT NICHOLS, III W. Robert Nichols, III	Director	March 11, 2010
/s/ C. CLIFTON ROBINSON C. Clifton Robinson	Director	March 11, 2010
/s/ JAMES R. "RANDY" STAFF James R. "Randy" Staff	Director	March 11, 2010
/s/ CARL B. WEBB Carl B. Webb	Director	March 11, 2010

Exhibit Number	Description of Exhibit
2.1	Transaction Agreement, dated April 17, 2007, by and among Affordable Residential Communities Inc., Affordable Residential Communities LP, ARC Dealership, Inc., ARC Management Services, Inc., ARCIV GV, Inc., ARCMS, Inc., ARC TRS, Inc., Salmaho Irrigation Co., Windstar Aviation Corp., ARC/DAM Management, Inc., Colonial Gardens Water, Inc., and American Riverside Communities LLC (filed as Exhibit 2.1 to Hilltop Holding Inc.'s (formerly known as Affordable Residential Communities Inc.) (the "Registrant") Current Report on Form 8-K filed on April 17, 2007, and incorporated herein by reference).
3.1	Articles of Amendment and Restatement of Affordable Residential Communities Inc., dated February 16, 2004, as amended or supplemented by Articles Supplementary, dated February 16, 2004, Corporate Charter Certificate of Notice, dated June 6, 2005, Articles of Amendment, dated January 23, 2007, Articles of Amendment, dated July 31, 2007, and Corporate Charter Certificate of Notice, dated September 23, 2008 (filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008, and incorporated herein by reference).
3.2	Second Amended and Restated Bylaws of Hilltop Holdings Inc. (filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on March 16, 2009, and incorporated herein by reference).
4.1	Form of Certificate of Common Stock of Hilltop Holdings Inc. (filed as Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated herein by reference).
4.2	Form of Certificate of 8.25% Series A Cumulative Redeemable Preferred Stock of Hilltop Holdings Inc. (filed as Exhibit 4.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference).
4.3	Articles Supplementary of Affordable Residential Communities Inc. Designating a Series of Preferred Stock, dated February 16, 2004 (filed as Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference).
4.4	Form of Warrant, dated August 9, 2000, that expires July 23, 2010 (filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-3 (File No. 333-124073) and incorporated herein by reference).
4.5	First Amended and Restated Pairing Agreement, dated February 12, 2004, by and between Affordable Residential Communities Inc. and Affordable Residential Communities LP (filed as Exhibit 4.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference).
4.6	Corporate Charter Certificate of Notice, dated June 6, 2005 (filed as Exhibit 3.2 to the Registrant's Registration Statement on Form S-3 (File No. 333-12585) and incorporated herein by reference).
4.7.1*	Indenture, dated August 9, 2005, by and between Affordable Residential Communities LP and U.S. Bank National Association, as Trustee, regarding the 7½% Senior Exchangeable Notes Due 2025 of Affordable Residential Communities LP.

Exhibit Number	Description of Exhibit
4.7.2	Form of Waiver to the Indenture, dated August 9, 2005, by and between Affordable Residential Communities LP and U.S. Bank National Association, as Trustee, with respect to the 7½% Senior Exchangeable Notes Due 2025 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 17, 2007, and incorporated herein by reference).
4.8.1	Rights Agreement, dated July 11, 2006, by and between Affordable Residential Communities Inc. and American Stock Transfer & Trust Company (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on July 11, 2006, and incorporated herein by reference).
4.8.2	Amendment No. 1 to Rights Agreement, dated January 23, 2007, by and between Affordable Residential Communities Inc. and American Stock Transfer & Trust Company (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on January 23, 2007, and incorporated herein by reference).
10.1.1	First Amended and Restated Agreement of Limited Partnership of Affordable Residential Communities LP, dated February 11, 2004 (filed as Exhibit 10.1.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference).
10.1.2	Amendment to the First Amended and Restated Agreement of Limited Partnership of Affordable Residential Communities LP, dated July 3, 2007 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 6, 2007, and incorporated herein by reference).
10.2.1†	Affordable Residential Communities Inc. 2003 Equity Incentive Plan (filed as Exhibit 10.5 to the Registrant's Registration Statement on Form S-11 (File No. 333-109816) and incorporated herein by reference).
10.2.2*†	Form of Restricted Stock Grant Agreement for use under the Affordable Residential Communities Inc. 2003 Equity Incentive Plan.
10.2.3†	Form of Affordable Residential Communities Inc. 2003 Equity Incentive Plan Non-Qualified Stock Option Agreement (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 31, 2006, and incorporated by reference).
10.3†	Affordable Residential Communities Inc. Management Incentive Plan (filed as Exhibit 10.6 to the Registrant's Registration Statement on Form S-11 (File No. 333-109816) and incorporated herein by reference).
10.4	Third Amended and Restated Registration Rights Agreement, dated February 18, 2004, by and among Affordable Residential Communities Inc. and the parties listed on the exhibits thereto (filed as Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference).
10.5*	Registration Rights Agreement, dated August 9, 2005, among Affordable Residential Communities LP, Affordable Residential Communities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
10.6*	Common Stock Delivery Agreement, dated August 9, 2005, by and between Affordable Residential Communities LP and Affordable Residential Communities Inc.

Exhibit Number	Description of Exhibit
10.7	Stock Purchase Agreement, dated October 6, 2006, by and among Affordable Residential Communities Inc., ARC Insurance Holdings Inc., C. Clifton Robinson, C.C. Robinson Property, Ltd. and the Robinson Charitable Remainder Unitrust (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on October 10, 2006, and incorporated herein by reference).
10.8	Registration Rights Agreement, dated January 31, 2007, by and between Affordable Residential Communities Inc. and C. Clifton Robinson. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 5, 2007, and incorporated herein by reference).
10.9	Stock Purchase Agreement, dated October 6, 2006, by and between Affordable Residential Communities Inc. and Flexpoint Fund, L.P. (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on October 10, 2006, and incorporated herein by reference).
10.10	Registration Rights Agreement, dated January 31, 2007, by and between Affordable Residential Communities Inc. and Flexpoint Fund, L.P. (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 5, 2007, and incorporated herein by reference).
10.11	Investment Agreement, dated October 13, 2006, by and among Affordable Residential Communities Inc., Gerald J. Ford, ARC Diamond, LP and Hunter's Glen/Ford, Ltd. (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on October 16, 2006, and incorporated herein by reference).
10.12†	Employment Agreement, dated January 31, 2007, by and between NLASCO, Inc. and C. Clifton Robinson (filed as Exhibit 10.17 to the Registrant's Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2007, and incorporated herein by reference).
10.13†	Employment Agreement, dated August 15, 2007, by and between Hilltop Holdings Inc. and Darren Parmenter (filed as Exhibit 10.18 to the Registrant's Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2007, and incorporated herein by reference).
10.14	Management Services Agreement, dated April 28, 2008, but effective as of January 1, 2008, by and between Hilltop Holdings Inc. and Diamond A Administration Company LLC (filed as Exhibit 10.17 to the Registrant's Current Report on Form 8-K filed on April 30, 2008 and incorporated herein by reference).
10.15*†	Employment Agreement, dated January 31, 2007, by and between NLASCO, Inc. and Greg Vanek.
10.16*†	Retirement and Release Agreement, dated December 1, 2009, by and between Hilltop Holdings Inc. and Larry D. Willard.
14.1	Hilltop Holdings, Inc. Code of Business Conduct and Ethics (filed as Exhibit 14.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008, and incorporated herein by reference).
21.1*	List of subsidiaries of the Registrant.
23.1*	Consent of PricewaterhouseCoopers LLP.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

Exhibit Number	Description of Exhibit
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.
32.1*	Certification of Chief Executive Officer of Affordable Residential Communities Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer of Affordable Residential Communities Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

† Exhibit is a management contract or compensatory plan.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders of Hilltop Holdings Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Hilltop Holdings Inc. and its subsidiaries (the "Company") at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
Dallas, Texas
March 11, 2010

HILLTOP HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 and 2008
(in thousands except share and per share data)

	December 31, 2009	December 31, 2008
Assets		
Investments		
Fixed maturities		
Available for sale securities, at fair value (amortized cost of $107,738 and $116,207, respectively)	$ 113,157	$ 115,336
Held-to-maturity securities, at amortized cost (fair value of $17,244 and $17,738, respectively)	16,539	16,406
Equity securities		
Available for sale securities, at fair value (cost of $234 and $7,470, respectively)	272	6,826
Total investments	129,968	138,568
Cash and cash equivalents	790,013	749,376
Restricted cash	—	18,500
Accrued interest and dividends	1,494	1,551
Premiums receivable	20,955	20,462
Deferred acquisition costs	15,745	15,935
Reinsurance receivable, net of uncollectible amounts	21,769	16,944
Prepaid reinsurance premiums	4,728	4,782
Income tax receivable	2,187	24,598
Deferred income taxes	11,531	14,966
Goodwill	23,988	23,988
Intangible assets, definite life	9,241	11,002
Intangible assets, indefinite life	3,000	3,000
Property and equipment, net	1,845	350
Loan origination costs, net	3,068	3,265
Other assets	1,220	1,483
Total Assets	$1,040,752	$1,048,770
Liabilities and Stockholders' Equity		
Liabilities		
Reserve for losses and loss adjustment expenses	$ 33,780	$ 34,023
Unearned premiums	68,145	68,451
Reinsurance payable	1,100	781
Accounts payable and accrued expenses	8,381	9,306
Notes payable	138,350	138,368
Dividends payable	1,719	1,719
Other liabilities	5,500	4,667
Total liabilities	256,975	257,315
Commitments and Contingencies (see Note 17)		
Stockholders' Equity		
Preferred stock, no par value, 5,750,000 shares authorized, 5,000,000 shares issued and outstanding at December 31, 2009 and 2008, respectively; liquidation preference of $25 per share plus accrued but unpaid dividends	119,108	119,108
Common stock, $.01 par value, 100,000,000 shares authorized, 56,485,405 and 56,455,515 shares issued and outstanding at December 31, 2009 and 2008 respectively	565	564
Additional paid-in capital	917,896	917,682
Accumulated other comprehensive gain (loss)	3,547	(985)
Accumulated deficit	(257,339)	(244,914)
Total stockholders' equity	783,777	791,455
Total liabilities and stockholders' equity	$1,040,752	$1,048,770

The accompanying notes are an integral part of these consolidated financial statements.

HILLTOP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

(in thousands except per share data)

	2009	2008	2007
Revenue:			
Net premiums earned	$115,153	$115,247	$ 96,804
Net investment income	6,458	27,143	24,829
Other income	6,917	6,147	6,445
Net realized (losses) gains on investments			
Other-than-temporary impairments on fixed maturity securities	(841)	(4,267)	261
Other realized investment gains (losses), net	1,148	(41,725)	2,944
Total realized investment gains (losses), net	307	(45,992)	3,205
Total revenue	128,835	102,545	131,283
Expenses:			
Loss and loss adjustment expenses	70,295	80,435	52,074
Policy acquisition and other underwriting expenses	43,198	43,452	30,914
General and administrative expenses	7,154	8,115	9,414
Depreciation and amortization	1,981	2,159	2,069
Interest expense	9,668	10,528	11,539
Total expenses	132,296	144,689	106,010
(Loss) Income from continuing operations before income tax benefit and allocation to non-controlling interest	(3,461)	(42,144)	25,273
Income tax benefit (expense) from continuing operations	1,349	19,559	(10,635)
(Loss) Income from continuing operations before allocation to non-controlling interest	(2,112)	(22,585)	14,638
Non-controlling interest	—	—	112
(Loss) Income from continuing operations	(2,112)	(22,585)	14,750
Loss from discontinued operations	—	—	(11,124)
Gain on sale of discontinued operations	—	—	366,859
Income tax expense from discontinued operations	—	—	(77,744)
Non-controlling interest in discontinued operations	—	—	494
Net (loss) income	(2,112)	(22,585)	293,235
Preferred stock dividend	(10,313)	(10,313)	(10,313)
Net (loss) income attributable to common stockholders	$(12,425)	$(32,898)	$282,922
(Loss) Income per share from continuing operations less preferred dividends			
Basic (loss) income per share	$ (0.22)	$ (0.58)	$ 0.08
Diluted (loss) income per share	$ (0.22)	$ (0.58)	$ 0.08
Income (Loss) per share from discontinued operations			
Basic income (loss) per share	$ —	$ —	$ 5.02
Diluted income (loss) per share	$ —	$ —	$ 4.94
(Loss) Income per share attributable to common stockholders			
Basic (loss) income per share	$ (0.22)	$ (0.58)	$ 5.10
Diluted (loss) income per share	$ (0.22)	$ (0.58)	$ 5.02
Weighted average share information			
Basic shares outstanding	56,474	56,453	55,421
Diluted shares outstanding	56,474	56,453	56,326

The accompanying notes are an integral part of these consolidated financial statements.

HILLTOP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

(in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance, December 31, 2006	5,000	$119,108	41,346	$413	$794,653	$ —	$(494,938)	$419,236
Net income							293,235	293,235
Preferred stock dividends declared							(10,313)	(10,313)
Other comprehensive income, net of tax						(1,053)		(1,053)
Total comprehensive income								281,869
Common stock issued to board members			9		111			111
Rights offering shares			10,000	100	78,349			78,449
Preferred partnership unit redemption			1,628	16	17,626			17,642
Share issuances			3,394	34	33,324			33,358
Stock compensation expense					1,428			1,428
Amortization of unearned compensation					121			121
Transfer of minority interest ownership in operating partnership					(1,373)			(1,373)
Premium paid to operating partnership unit holders					(7,656)			(7,656)
Redemption of operating partnership units for common stock			84	1	999			1,000
Balance, December 31, 2007	5,000	$119,108	56,461	$564	$917,582	$(1,053)	$(212,016)	$824,185
Net loss							(22,585)	(22,585)
Preferred stock dividends declared							(10,313)	(10,313)
Other comprehensive income, net of tax						68		68
Total comprehensive loss								(32,830)
Common stock issued to board members			16		167			167
Shares redeemed			(21)		(215)			(215)
Stock compensation expense					148			148
Balance, December 31, 2008	5,000	$119,108	56,456	$564	$917,682	$ (985)	$(244,914)	$791,455
Net loss							(2,112)	(2,112)
Preferred stock dividends declared							(10,313)	(10,313)
Other comprehensive income, net of tax						4,532		4,532
Total comprehensive loss								(7,893)
Common stock issued to board members			12	1	136			137
Options exercised			17					—
Stock compensation expense					78			78
Balance, December 31, 2009	5,000	$119,108	56,485	$565	$917,896	$ 3,547	$(257,339)	$783,777

The accompanying notes are an integral part of these consolidated financial statements

HILLTOP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

(in thousands)

	For the Twelve Months Ended December 31		
	2009	2008	2007
Cash flow from operating activities:			
Net (loss) income	$ (2,112)	$(22,585)	$ 293,235
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,981	2,159	2,037
(Increase) decrease in deferred income taxes	995	7,216	2,837
(Decrease) increase in unearned premiums	(306)	41	18,839
Decrease (increase) in deferred acquisition costs	190	(1,414)	(14,521)
Realized (gains) losses on investments	(307)	45,992	(3,205)
Purchases of trading securities	—	—	(419)
Proceeds from sales of trading securities	—	—	1,046
Amortization of loan origination costs	197	197	201
Stock grant compensation expense	214	100	1,660
Decrease (increase) in income tax receivable	22,411	(24,598)	—
Decrease (increase) in income tax payable	—	(12,238)	12,238
Partnership preferred unit distributions declared	—	—	67
Non-controlling interest	—	—	(179)
Adjustments related to discontinued operations	—	—	(494)
Gain on sale of discontinued operations	—	—	(366,326)
Payment of income taxes related to sale of assets	—	—	9,599
Increase (decrease) in payable to related party	761	(613)	3,766
Changes in operating assets and liabilities	(5,124)	(1,447)	(7,247)
Net cash provided by (used in) operating activities	$ 18,900	$ (7,190)	$ (46,866)
Cash flow from investing activities:			
Purchases of available-for-sale securities	(1,094,906)	(42,864)	(117,842)
Purchases of held-to-maturity securities	(331)	(9,761)	(1,062)
Proceeds from sales of available-for-sale securities	23,647	39,829	30,541
Proceeds from maturities of available-for-sale securities	1,086,227	12,777	17,249
Proceeds from maturities of held-to-maturity securities	646	6,863	2,350
Purchases of fixed assets	(1,715)	(98)	(401)
Decrease (increase) in restricted cash	18,500	(18,500)	—
Purchase of NALICO GA	—	(375)	—
Proceeds from sale of assets related to discontinued operations	—	—	881,149
NLASCO acquisition	—	—	(115,407)
Cash acquired from NLASCO	—	—	45,457
Net cash provided by (used in) investing activities	$ 32,068	$(12,129)	$ 742,034

The accompanying notes are an integral part of these consolidated financial statements

HILLTOP HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006

(in thousands)

	For the Twelve Months Ended December 31		
	2009	2008	2007
Cash flow from financing activities:			
Repayment of debt	(18)	(4,000)	(5,750)
Payment of preferred dividends	(10,313)	(10,313)	(10,313)
Cash flow from rights offering and stock issuances			
Common stock rights offering	—	—	80,000
Common stock offering expenses	—	—	(1,551)
Proceeds from issuances of common stock	—	—	20,000
Proceeds from issuance of debt	—	—	438
Payment of partnership preferred distributions	—	—	(251)
Proceeds from or payments on debt related to discontinued operations	—	—	(6,169)
Liquidation of OP Unit holders	—	—	(17,852)
Loan origination costs	—	—	7
Net cash (used in) provided by financing activities	(10,331)	(14,313)	58,559
Net increase (decrease) in cash and cash equivalents	40,637	(33,632)	753,727
Cash and cash equivalents, beginning of period	749,376	783,008	29,281
Cash and cash equivalents, end of period	$790,013	$749,376	$783,008
Non-cash financing and investing transactions:			
Debt and other liabilities assumed in the NLASCO acquisition	$ —	$ —	$136,288
Redemption of OP units for common stock	$ —	$ —	$ 18,873
Fair value of common stock issued in the NLASCO acquisition	$ —	$ —	$ 13,359
Notes receivable issued for manufactured home sales	$ —	$ —	$ 2,829
Dividends declared but unpaid	$ 1,719	$ 1,719	$ 1,719
Supplemental cash flow information:			
Cash paid for interest	$ 9,209	$ 10,350	$ 13,375
Cash paid for income taxes	$(23,890)	$ 10,634	$ 69,600

The accompanying notes are an integral part of these consolidated financial statements

1. Business, Basis of Presentation and Summary of Significant Accounting Policies

Business

Hilltop Holdings Inc., formerly known as Affordable Residential Communities Inc. ("Hilltop","HTH", or the "Company"), was organized in July 1998 as a Maryland corporation that was engaged in the acquisition, renovation, repositioning and operation of primarily all-age manufactured home communities, the retail sale and financing of manufactured homes, the rental of manufactured homes and other related businesses, all exclusively to residents in its communities.

On January 31, 2007, we acquired all of the stock of NLASCO, Inc. ("NLASCO"), a privately held property and casualty insurance holding company. NLASCO is a Delaware corporation that specializes in providing fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States. NLASCO operates through its wholly-owned subsidiaries, National Lloyds Insurance Company ("NLIC") and American Summit Insurance Company ("ASIC"). Texas comprises approximately 75% of our business, with Arizona 9%, Tennessee 6%, Oklahoma 4%, Louisiana 2%, and the remaining states in which we do business makes up the other 4%.

On July 31, 2007, the Company sold the manufactured home communities, retail sales and financing of manufactured home businesses to American Residential Communities LLC, as discussed in Note 15, and retained ownership of NLASCO. In conjunction with this sale, the Company transferred the rights to the "Affordable Residential Communities" name, changed its name to Hilltop Holdings Inc., and moved its headquarters to Dallas, Texas. Our insurance operations are headquartered in Waco, Texas.

Our common stock is listed on the New York Stock Exchange under the symbol "HTH". Our Series A Cumulative Redeemable Preferred Stock is listed on the New York Stock Exchange under the symbol "HTHPRA". We have no public trading history prior to February 12, 2004.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP"), and in conformity with the rules and regulations of the Securities and Exchange Commission. The consolidated financial statements include the accounts of all wholly-owned subsidiaries of the Company. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Operating results and cash flows of NLASCO are for the eleven months from the date of acquisition, January 31, 2007, through December 31, 2007, as compared to twelve months for 2008 and 2009.

We are required by GAAP to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and our reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. These estimates and assumptions are particularly important in determining revenue recognition, reserves for losses and loss adjustment expenses, deferred policy acquisition costs, reinsurance receivables and potential impairment of assets.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Summary of Significant Accounting Policies

Investment Securities

Investment securities at December 31, 2009 consisted of U.S. Government, mortgage-backed, corporate debt and equity securities. We classify our fixed maturities in one of three categories: trading, available-for-sale or held-to-maturity. Our equity securities are classified as trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which we have the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a specific-identification basis.

We regularly review our investment securities to assess whether the security is impaired and if impairment is other-than-temporary. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, we consider whether we are more likely than not to hold an investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with maturities less than 90 days from the date of purchase.

Restricted Cash

On January 5, 2009, the third party loan for which we provided a guaranty and designated as restricted cash of $18.5 million was repaid in full, thus relieving us of any further obligation. At December 31, 2009, we had no cash and cash equivalents designated as restricted.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Premiums Receivable

Premiums receivable include premiums written and not yet collected. The company routinely evaluates the receivable balance to determine if an allowance for uncollectible amounts is necessary. At December 31, 2009 and 2008, the Company determined no valuation allowance was necessary.

Deferred Acquisition Costs

Costs of acquiring insurance vary with and are primarily related to the production of new and renewal business, primarily consisting of commissions, premium taxes and underwriting expenses, and are deferred and amortized over the terms of the policies or reinsurance treaties to which they relate. Proceeds from reinsurance transactions that represent recovery of acquisition costs reduce applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized. Future investment income is considered in determining the recoverability of deferred acquisition costs. The Company regularly reviews the categories of acquisition costs that are deferred and assesses the recoverability of this asset. A premium deficiency and a corresponding charge to income is recognized if the sum of the expected loss and loss adjustment expenses, unamortized acquisition costs, and maintenance costs exceed related unearned premiums and anticipated investment income. At December 31, 2009 and 2008, there was no premium deficiency.

Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the reinsured policy.

Net premiums earned, losses and LAE and policy acquisition and other underwriting expenses are reported net of the amounts related to reinsurance ceded to other companies. Amounts recoverable from reinsurers related to the portions of the liability for losses and LAE and unearned premiums ceded to them are reported as assets. Reinsurance assumed from other companies, including assumed premiums written and earned and losses and LAE, is accounted for in the same manner as direct insurance written.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost over fair value of net assets acquired. Goodwill is tested annually for impairment and is tested more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (Continued)

residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Management determined that HTH has two reporting units, which are the Parent (the holding company) and NLASCO (the insurance company).

Other indefinite lived intangible assets consist of $3.0 million of estimated fair value of state licenses acquired in the NLASCO purchase.

Finite Lived Intangible Assets

We record finite lived intangible assets at the estimated fair value of the assets acquired and amortize the assets over their estimated useful lives. The following finite lived intangible assets were acquired when the Company purchased NLASCO (in thousands).

	Estimated Fair Value	Estimated Useful Life
Customer relationships	$ 6,100	12 years
Agent relationships	3,600	13 years
Trade name	3,500	15 years
Software	1,500	5 years
Total	$14,700	
Less accumulated amortization	(5,459)	
Balance at December 31, 2009	$ 9,241	

Customer and agent relationships are amortized using the sum of the years digits method to approximate the non-renewal rate of customers and attrition of agents. The trade name and software are amortized using the straight-line method.

Property and Equipment

We carry property and equipment at cost, less accumulated depreciation. We expense maintenance and repairs as incurred. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the various classes of furniture and equipment assets are as follows:

Asset Class	Estimated Useful Lives (Years)
Furniture and other equipment	5
Computer software and hardware	3

Loan Origination Costs

We capitalize loan origination costs associated with financing of debt. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the repayment term of the loans. We amortized $0.2 million of loan origination costs for the years ended December 31, 2009,

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (Continued)

2008, and 2007, which is included in interest expense. Accumulated amortization was $0.9 million, $0.7 million and $0.5 million as of December 31, 2009, 2008 and 2007, respectively.

Other Assets

Included in other assets are prepaid insurance of $0.6 million and $0.8 million for the years ended December 31, 2009 and 2008, respectively. Other prepaid expenses include $0.3 million and $0.5 million held by the state as guaranty assessments for the years ended December 31, 2009 and 2008, respectively, and other miscellaneous prepaid expenses.

Reserve for Losses and Loss Adjustment Expenses

The liability for losses and loss adjustment expenses includes an amount determined from loss reports and individual cases and an amount, based on past experience, for losses incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in earnings currently. The liability for losses and loss adjustment expenses has not been reduced for reinsurance recoverable.

Income Taxes

We have been in a cumulative taxable loss position since our inception and as a result we have net operating loss carry-forwards to offset operating profits and capital gains from profits from asset sales. We allocate income taxes between continuing and discontinued operations.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded for the estimated future tax effects of the temporary difference between the tax basis and book basis of assets and liabilities reported in the accompanying consolidated balance sheets. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* or FIN 48, which is now part of ASC 740, specifically 740-10-25, *Recognition,* which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with GAAP. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We determine whether the benefits of our tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. For tax positions that are not more than likely than not of being sustained upon audit, we do not recognize any portion of the benefits in our consolidated financial statements.

The cumulative effect of the adoption of the recognition and measurement provisions of ASC 740 resulted in no change to the January 1, 2007 balance of accumulated deficit. Our policy for interest and

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (Continued)

penalties related to income tax exposures is to recognize interest and penalties as incurred within the provision for income taxes in the consolidated statements of operations. We are not aware of any pending changes within the next twelve months to the tax law that could change our perspective of our loss position.

Deferred tax assets, including net operating loss and tax credit carry forwards, are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized. At December 31, 2007, a valuation allowance of $4.6 million was recorded to reduce deferred tax assets to the amount expected to be recoverable. However, there was no valuation allowance recorded as of December 31, 2009 or 2008.

From time to time, management must assess the need to accrue or disclose a possible loss contingency for proposed adjustments from various Federal, state and foreign tax authorities that regularly audit the company in the normal course of business. In making these assessments, management must often analyze complex tax laws of multiple jurisdictions.

Convertible Debt

In August 2005, our Operating Partnership, or OP issued $96.6 million aggregate principal amount of senior notes which are exchangeable at an initial rate of 69.8812 shares of common stock per $1,000 principal amount of the notes and callable under certain circumstances. The notes are treated as a combined instrument and not bifurcated to separately account for any embedded derivative instruments principally because in accordance with ASC 815, *Derivatives and Hedging,* (i) the conversion feature is indexed to HTH's common stock and would be classified in stockholders' equity if it were a freestanding derivative and (ii) the put and call option features are clearly and closely related to the notes at fixed conversion amounts. As a result of our rights offering in January 2007, at which we offered shares of our common stock for sale at a below-market price of $8 per share, the exchangeable rate of our convertible debt was adjusted to 73.95 shares of common stock per $1,000 principal amount of the notes equal to an initial exchange rate of $13.52 per share.

Stock Based Compensation

Stock-based compensation expense for all share-based payment awards granted after December 31, 2005 is based on the grant date fair value estimated in accordance with the provisions of ASC 718. We recognize these compensation costs for only those awards expected to vest over the service period of the award. Prior to the adoption of ASC 718 we recognized stock-based compensation expense in accordance with Accounting Principles Board, or APB Opinion No. 25, *Accounting for Stock Issued to Employees,* APB 25. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, *Share-Based Payment, or* SAB 107, regarding their interpretation of ASC 718 and the valuation of share-based payment awards for public companies. We have applied the provisions of SAB 107 in our adoption of ASC 718.

We consider the number of vested shares issued under our 2003 equity incentive plan as common stock outstanding and include them in the denominator of our calculation of basic earnings per share. We also consider the total number of unvested restricted shares granted under our 2003 equity incentive plan in the denominator of our calculation of diluted earnings per share if they are dilutive.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (Continued)

We return shares forfeited to the 2003 equity incentive plan as shares eligible for future grant and adjust any compensation expense previously recorded on such shares in the period the forfeiture occurs.

Warrants

On August 9, 2000, while the Company was privately held, 1,250,000 warrants were issued to all existing shareholders at the time of entering into a significant cash equity contribution agreement with a new shareholder. The warrants give each holder the right to purchase one share of our common stock at an original exercise price of $11.70 per share. The Company received no cash or other consideration from the existing shareholders for the warrants. Because the warrants were issued in conjunction with an equity contribution, they are considered a cost of equity issuance and there is no impact on the financial statements from the issuance of the warrants because all transactions are recorded within additional paid-in capital. Because the Company received no consideration for the warrants and because there was no active market for our common stock or warrants at the time of issuance in 2000, we determined that the fair value of the warrants was immaterial. The warrants outstanding expire if not exercised prior to 5:00 PM, New York City time, on July 23, 2010.

The warrants, which represent a written call option on our common shares, originally allowed for the purchase of the Company's shares at a fixed price per share of $11.70. On January 23, 2004, in preparation for the IPO, we affected a 0.519-for-1 reverse split of our common stock. Subsequent to this, we have declared cash dividends, issued common stock, paid stock compensation to our non-management directors and redeemed 936,744 warrants in 2008 at $0.23. As a result, the exercise price per share under the outstanding warrants has been adjusted to $15.60 and the total number of shares of our common stock issuable upon exercise of all warrants was adjusted to 515 as of December 31, 2009. The closing price of our common stock was $11.64 as of December 31, 2009, significantly below the warrant exercise price of $15.60.

We can settle our warrants only through physical settlement or net share settlement and therefore the initial classification and measurement was in equity at fair value. Subsequently, the warrants have continued to be classified in equity with no changes in fair value being recorded after the initial measurement. The Company believes equity classification for its warrants continues to be appropriate and will prospectively continue to re-evaluate the appropriateness of the warrants' treatment at each balance sheet date.

Accumulated Other Comprehensive Income

Amounts recorded in accumulated other comprehensive income as of December 31, 2009 and 2008 represent unrecognized gains or losses on our investment portfolio. Total accumulated other comprehensive gain or loss as of December 31, 2009 and 2008 is $3.5 million gain and $1.5 million loss net of income taxes, respectively.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Property and liability premiums are recognized as revenue on a pro rata basis over the policy term. The portion of premiums that will be earned in the future are deferred and reported as unearned premiums. Other income consists of premium installment charges, which are recognized when earned, and other miscellaneous income. The Company routinely evaluates the premium receivable balance to determine if an allowance for uncollectible accounts is necessary.

Discontinued Operations

In accordance with guidance provided by ASC 360—*Plant, Property and Equipment,* we measure our assets in discontinued operations as held for sale at the lower of its carrying amount or fair value, less cost to sell at the balance sheet date and re-cast any applicable balances and corresponding liabilities related to the discontinued operations in all comparable periods presented. Depreciation of the assets held for sale, if applicable, is suspended at the date of the determination of discontinuance. Interest and other expenses attributable to the liabilities of the assets in discontinued operations classified as held for sale continues to be accrued. The results of operations of the assets sold and those classified as held for sale are reported as discontinued operations for all periods presented. We recognize any estimated losses on the sales of assets in the period in which the properties are discontinued and recognize any resulting gains on the sales of assets when realized. A description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and, if not separately presented on the face of the balance sheet, the carrying amounts of the major classes of assets and liabilities included as part of the disposal group is disclosed in the notes to the financial statements. We disclose in the notes to our financial statements (and on the face of the income statement) the gain or loss recognized in accordance with ASC 360 and, if applicable, the amounts of revenue and pretax profit or loss reported in discontinued operations.

Statutory Accounting Practices

NLASCO is required to report its results of operations and financial position to insurance regulatory authorities based upon statutory accounting practices, or SAP. The significant differences between SAP and GAAP include: 1) NLASCO is required to expense all sales and other policy acquisition costs as they are incurred rather than capitalizing and amortizing them over the expected life of the policy as required by GAAP. The immediate charge off of sales and acquisition expenses and other conservative valuations under SAP generally causes a lag between the sale of a policy and the emergence of reported earnings. Because this lag can reduce the Company's gain from operations on a SAP basis, it can have the effect of reducing the amount of funds available for dividends from insurance companies; 2) under SAP certain assets are designated as "non admitted" and are charged directly to unassigned surplus, whereas under GAAP, such assets are included in the balance sheet net of an appropriate valuation reserve; 3) under SAP investments are carried at amortized book value and under GAAP, certain investments are carried at fair value; 4) surplus notes are classified as capital and surplus under SAP but classified as notes payable under GAAP; 5) ceded reinsurance receivables are netted against reserves under SAP, but are classified as assets under GAAP; 6) under SAP, while statutory deferred incomes taxes are provided on temporary differences between the statutory and tax basis of assets and liabilities, statutory deferred tax assets are limited based on admissibility tests and

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (Continued)

allowed deferred income taxes are recorded in unassigned statutory surplus rather than the income statement; and 7) the statutory statement of cash flows follows a prescribed method included in the annual statement instructions issued by the National Association of Insurance Commissioners to present changes in amounts in balance sheet accounts which may not reflect actual cash flows from transactions or operations; whereas the cash flows presented in these financial statements are presented in accordance with GAAP.

Use of estimates

We are required by GAAP to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and our reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. These estimates and assumptions are particularly important in determining revenue recognition, reserves for losses and loss adjustment expenses, deferred policy acquisition costs, reinsurance receivables and potential impairment of assets.

Recently Adopted Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (FASB) issued guidance on the disclosure of derivative and hedging activities. The new guidance, which is now part of ASC 815, *Derivatives and Hedging*, requires enhanced disclosures about an entity's derivative and hedging activities and strives to improve the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company currently holds no derivative instruments and has no hedging activities; therefore, there is no impact of adopting ASC 815 on its financial statements.

In April 2008, FASB issued revised guidance on the determination of the useful life of intangible assets, which is now a part of ASC 350, *Intangibles—Goodwill and Other.* The new guidance amends the factors that an entity should consider in determining the useful life of a recognized intangible asset to include the entity's historical experience in renewing or extending similar arrangements, whether or not the arrangements have explicit renewal or extension provisions. Previously, an entity was precluded from using its own assumptions about renewal or extension of an arrangement where there was likely to be substantial cost or modifications. Entities without their own historical experience should consider the assumptions market participants would use about renewal or extension. The revised guidance may result in the useful life of an entity's intangible asset differing from the period of expected cash flows that was used to measure the fair value of the underlying asset using the market participant's perceived value. Disclosure to provide information on an entity's intent and/or ability to renew or extend the arrangement is also required. The revised guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008 and for interim periods within those fiscal years. The adoption of the revised guidance on January 1, 2009 did not have a material effect on the Company's

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (Continued)

results of operations, financial position or liquidity and did not require additional disclosures related to existing intangible assets.

In December 2007, FASB issued revised guidance for the accounting for business combinations. The revised guidance, which is now part of ASC 805, *Business Combinations,* significantly changes the financial accounting and reporting of business combination transactions. ASC 805 establishes principles for how an acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance is effective for acquisition dates on or after the beginning of an entity's first fiscal year that begins after December 15, 2008. The Company has not had any business combination transactions since the effective date; therefore, there is no impact of adopting on its current financial statements.

In January 2009, FASB issued revised guidance for measuring and recognizing pre-acquisition contingencies in a business combination. The revised guidance, which is now part of ASC 805, *Business Combinations,* requires that an asset or a liability arising from a contingency in a business combination be recognized at fair value if fair value can be reasonably determined and provides guidance on how to make that determination. If the fair value of an asset or liability cannot be reasonably determined, the guidance requires that an asset or liability be recognized at the amount that would be recognized in accordance with ASC 450, *Contingencies*, and ASC 450, *Loss Contingencies*, for liabilities and an amount using a similar criteria for assets. The ASC 805 revision also amends the subsequent measurement and accounting guidance and the disclosure requirements for assets and liabilities arising from contingencies in a business combination. The guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not have any assets or liabilities arising from a contingency in a business combination; therefore, there is no impact of adopting ASC 805 on its financial statements.

In December 2007, FASB issued new guidance for the accounting for noncontrolling interests. The new guidance, which is now part of ASC 810, *Consolidation,* significantly changes the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements. The new guidance is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008, with early adoption permitted. The Company does not have any noncontrolling interests in its consolidated financial statements as of December 31, 2009; therefore, there is no impact of adopting ASC 810 on its financial statements.

In April 2009, FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The new guidance, which is now part of ASC 820, *Fair Value Measurements and Disclosures,* affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. The guidance requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. It also requires disclosures of the inputs

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (Continued)

and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, for both interim and annual periods. This standard is effective for interim and annual periods ending after June 15, 2009. There was no material impact on our financial statements as a result of adopting the standard effective second quarter of 2009.

In April 2009, FASB issued new guidance for the recognition and presentation of other-than-temporary impairments. This new guidance, which is now part of ASC 320, *Investments-Debt and Equity Securities,* (i) changes existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. According to this new guidance, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. This standard is effective for interim periods ending after June 15, 2009. There was no material impact of adopting ASC 320 effective June 30, 2009.

In May 2009, FASB issued new guidance on subsequent events, which is now part of ASC 855, *Subsequent Events.* This established standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard is based on the same principles that currently exist but has included a required disclosure of the date though which the entity has evaluated subsequent events. The standard was effective for interim and annual filings ending after June 15, 2009 and has been adopted by the Company as of June 30, 2009. The required disclosures have been included in these notes to the consolidated financial statements.

In June 2009, FASB issued new guidance on accounting standards and codification, which is now part of ASC 105, *Generally Accepted Accounting Principles*. This will serve as the single source of authoritative non-governmental GAAP. Accordingly, all other accounting literature not included is considered non-authoritative. There was no material impact of adopting this guidance effective September 15, 2009.

In August 2009, FASB issued new guidance for the accounting for the fair value measurement of liabilities. The new guidance, which is now part of ASC 820-10, provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques: the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, and/or another valuation technique that is consistent with the principles of fair value measurements. The new guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement. The new guidance is effective for interim and annual periods beginning after August 27, 2009. There was no material impact as a result of adopting ASC 820-10 effective third quarter 2009.

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

In June 2009, FASB issued new guidance on the accounting for the transfers of financial assets. The new guidance, which was issued as ASC 860, *Transfers and Servicing,* requires additional disclosures for transfers of financial assets, including securitization transactions, and any continuing exposure to the risks related to transferred financial assets. There is no longer a concept of a qualifying special-purpose entity, and the requirements for derecognizing financial assets have changed. The new guidance is effective on a prospective basis for the annual period beginning after November 15, 2009, and interim and annual periods thereafter. The Company does not expect that the provisions of the new guidance will have a material effect on its results of operations, financial position or liquidity.

In June 2009, FASB issued revised guidance on the accounting for variable interest entities. The revised guidance, which was issued as ASC 810, *Consolidation,* reflects the elimination of the concept of a qualifying special-purpose entity and replaces the quantitative-based risks and rewards calculation of the previous guidance for determining which company, if any, has a controlling financial interest in a variable interest entity. The revised guidance requires an analysis of whether a company has: (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb the losses that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity. An entity is required to be re-evaluated as a variable interest entity when the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights to direct the activities that most significantly impact the entity's economic performance. Additional disclosures are required about a company's involvement in variable interest entities and an ongoing assessment of whether a company is the primary beneficiary. ASC 810 is effective for interim and annual periods that begin after November 15, 2009. The Company does not expect that the adoption of ASC 810 will impact the Company's results of operations, financial position or liquidity.

2. NLASCO Acquisition and Associated Equity Issuances

On January 31, 2007, we acquired all of the stock of NLASCO, a privately held property and casualty insurance holding company. In exchange for the stock, NLASCO's shareholders, consisting of C. Clifton Robinson and affiliates, received $105.75 million in cash and 1,218,880 shares of HTH common stock for a total consideration of $122.0 million. In addition, Flexpoint Fund, L.P., a fund managed by Flexpoint Partners, LLC of Chicago, Illinois, invested $20 million to purchase 2,154,763 shares of common stock of the Company at the leading ten-day average market price of our common stock on the date the agreement was signed, subject to certain anti-dilution provisions.

In order to raise $80 million to provide a source of funding for a portion of the acquisition of NLASCO, we conducted a rights offering to our stockholders. In the rights offering, all holders of HTH common stock as of the record date of December 19, 2006 received one non-transferable right to purchase 0.242 shares of common stock of the Company for each share held. The price at which the additional shares were purchased was $8.00 per share. The rights offering expired on January 23, 2007, and the company issued approximately 7.8 million shares of common stock to existing shareholders upon completion of the rights offering. In addition, Gerald J. Ford and certain affiliates controlled by him purchased approximately 1.8 million shares that they would have been entitled to in the rights offering in a separate private placement transaction. Gerald J. Ford, one of the Company's directors

2. NLASCO Acquisition and Associated Equity Issuances (Continued)

and the beneficial owner of approximately 16.0% of HTH's common stock as of the record date, and certain of his affiliates also backstopped the rights offering and purchased another approximately 400,000 shares that were not purchased in the rights offering by the stockholders of record on the record date, at the rights offering price per share of $8.00.

The results of NLASCO's operations for the eleven months ended December 31, 2007 and twelve months ended December 31, 2008 and 2009 are included in these consolidated financial statements.

The total cash and equity consideration paid for the acquisition of NLASCO is as follows (in thousands):

Purchase price paid in cash	$105,750
Fair value of HTH shares issued to shareholder of NLASCO	13,359
Other consideration	2,945
Total consideration received by seller	122,054
Other acquisition expenditures	10,044
Total cash, equity and other consideration	$132,098

The source of funds for the above cash and equity consideration is as follows (in thousands):

Cash received from Flexpoint Partners for common stock	$ 20,000
Cash raised in the rights offering	80,000
Fair value of HTH shares issued to shareholder of NLASCO	13,359
Liability for future payment	2,945
Consideration paid by HTH from existing lines of credit	15,794
	$132,098

The total purchase price of NLASCO including liabilities assumed in the acquisition consists of the following (in thousands).*

Total cash and equity consideration	$129,153
Other consideration	2,945
Notes payable assumed at fair value (including $5.6 million paid by HTH)	56,680
Loss and loss adjustment expense liability assumed	18,664
Unearned premiums assumed	49,571
Accounts payable and other liabilities assumed	8,428
Total purchase price including transaction costs and assumed liabilities	$265,441

2. NLASCO Acquisition and Associated Equity Issuances (Continued)

Our purchase price allocation is as follows (in thousands).*

Tangible assets at fair value	$ 32,780
Investments, cash and cash equivalents at fair value	166,471
Deferred income tax asset at fair value	24,782
Finite lived intangible assets	14,700
Goodwill	23,708
Other indefinite lived intangibles	3,000
	$265,441

* The total purchase price of NLASCO has been adjusted, pursuant to requirements of the Stock Purchase Agreement, dated October 6, 2006, Section 2(e)(i), to reflect the Closing Stockholders' Equity Adjustment.

We have prepared the following unaudited pro forma income statement information as if the NLASCO acquisition had occurred on January 1, 2007. The pro forma data is not necessarily indicative of the results that actually would have occurred if we had consummated the acquisition on January 1, 2007 (in thousands).

	Twelve Months Ended December 31, 2007
Revenue	$ 126,642
Total expenses	(115,777)
Interest income	17,100
Income from continuing operations before income taxes and allocation to minority interest	27,965
Income tax expense from continuing operations	(13,169)
Income from continuing operations before allocation to minority interest	14,796
Minority interest	112
Income continuing operations	14,908
Discontinued operations	279,527
Net income	$ 294,435
Net income (loss) attributable to common stockholders	$ 284,122
Basic income (loss) per share attributable to common stockholders	$ 5.13
Diluted income(loss) per share attributable to common stockholders	$ 5.04
Weighted average shares	55,421
Diluted shares outstanding	56,326

3. Investments

The amortized cost (original cost for equity securities), gross unrealized holding gains and losses, and fair value of available-for-sale and held-to-maturity securities by major security type and class of security at December 31, 2009 and 2008 were as follows (in thousands).

	December 31, 2009			
	Cost and Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale securities:				
Fixed maturities:				
Government securities	$ 23,217	$1,493	$(191)	$ 24,519
Commercial mortgage-backed securities	10,533	683	—	11,216
Corporate debt securities	73,988	3,645	(211)	77,422
	107,738	5,821	(402)	113,157
Equity securities	234	40	(2)	272
	107,972	5,861	(404)	113,429
Held-to-maturity securities:				
Fixed maturities:				
Government securities	16,539	706	(1)	17,244
	$124,511	$6,567	$(405)	$130,673

	December 31, 2008			
	Cost and Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale securities:				
Fixed maturities:				
Government securities	$ 31,707	$1,835	$ (738)	$ 32,804
Commercial mortgage-backed securities	12,917	540	(37)	13,420
Corporate debt securities	71,583	868	(3,339)	69,112
	116,207	3,243	(4,114)	115,336
Equity securities	7,470	—	(644)	6,826
	123,677	3,243	(4,758)	122,162
Held-to-maturity securities:				
Fixed maturities:				
Government securities	16,406	1,332	—	17,738
	$140,083	$4,575	$(4,758)	$139,900

3. Investments (Continued)

The following table summarizes the length of time securities with unrealized losses at December 31, 2009 have been in an unrealized loss position (in thousands).

	Less than 12 Months		12 Months or More		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
Available-for-sale securities:						
Fixed maturities:						
Government securities	$ 373	$ (52)	$ 362	$(139)	$ 735	$(191)
Commercial mortgage-backed securities	—	—	—	—	—	—
Corporate debt securities	9,868	(138)	2,741	(73)	12,609	(211)
	10,241	(190)	3,103	(212)	13,344	(402)
Equity securities	—	—	151	(2)	151	(2)
	$10,241	$(190)	$3,254	$(214)	$13,495	$(404)
Fixed maturities:						
Government securities	—	—	—	(1)	—	(1)
	$10,241	$(190)	$3,254	$(215)	$13,495	$(405)

For the year ended December 31, 2009, the Company took an other-than-temporary impairment on one corporate bond and recognized a loss in earnings of $0.8 million.

While all of the investments are monitored for potential other-than-temporary impairment, our experience indicates that they generally do not present a great risk of other-than-temporary impairment, as fair value recovers over time. Management believes that the analysis of each of these investments supports the view that these investments were not other-than-temporarily impaired. Evidence considered in this analysis includes the reasons for the unrealized loss position, the severity and duration of the unrealized loss position, credit worthiness, and forecasted performance of the investee. While some of the securities held in the investment portfolio have decreased in value since the date of acquisition, the severity of loss and the duration of the loss position are not significant enough to warrant other-than-temporary impairment of the securities. The Company does not intend to sell these securities and it is not likely that the Company will be required to sell these securities before the recovery of the cost basis, other than specifically identified securities; and, therefore, does not believe any other-than-temporary impairments exist as of December 31, 2009.

Upon the adoption of ASC 320, there were no adjustments to previously taken other-than-temporary impairment as a result of credit losses, as the Company determined it is more likely than not that it will sell these impaired securities before recovery of its cost basis.

3. Investments (Continued)

Gross realized investment gains and losses for the year ended December 31, 2009, 2008 and 2007 are summarized as follows (in thousands).

	Twelve Months Ended December 31,								
	2009			2008			2007		
	Gross Gains	Gross Losses	Total	Gross Gains	Gross Losses	Total	Gross Gains	Gross Losses	Total
Fixed maturities	$ 503	$(1,226)	$ (723)	$433	$ (1,669)	$ (1,236)	$ 199	$(347)	$ (148)
Equity securities	1,032	(2)	1,030	—	(44,756)	(44,756)	3,361	(8)	3,353
	$1,535	$(1,228)	$ 307	$433	$(46,425)	$(45,992)	$3,560	$(355)	$3,205

Sales of available-for-sale investment securities resulted in the following during the year ended December 31, 2009, 2008 and 2007 (in thousands):

	2009	2008	2007
Proceeds	$23,647	$ 39,829	$30,541
Gross gains	$ 1,535	$ 433	$ 3,560
Gross losses	$(1,228)	$(46,425)	$ (355)

Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without penalties. The schedule of fixed maturities available-for-sale and held-to-maturity at December 31, 2009 and 2008 by contractual maturity is as follows (in thousands).

	December 31, 2009	
	Amortized Cost	Fair Value
Available-for-sale fixed maturities:		
Due within one year	$ 3,416	$ 3,455
Due after one year through five years	46,945	49,623
Due after six years through ten years	38,736	40,546
Due after ten years	8,113	8,322
Mortgage-backed securities	10,528	11,211
	$107,738	$113,157
Held-to-maturity debt securities:		
Due within one year	$ 3,364	$ 3,408
Due after one year through five years	7,873	8,317
Due after six years through ten years	5,302	5,519
Due after ten years	—	—
	$ 16,539	$ 17,244

3. Investments (Continued)

	December 31, 2008	
	Amortized Cost	Fair Value
Available-for-sale fixed maturities:		
Due within one year	$ 6,998	$ 6,831
Due after one year through five years	46,584	46,647
Due after six years through ten years	38,259	37,457
Due after ten years	11,449	10,981
Mortgage-backed securities	12,917	13,420
	$116,207	$115,336
Held-to-maturity debt securities:		
Due within one year	$ 165	$ 167
Due after one year through five years	10,874	11,738
Due after six years through ten years	5,367	5,833
Due after ten years	—	—
	$ 16,406	$ 17,738

Net investment income for the year ended December 31, 2009, 2008, and 2007 is as follows (in thousands).

	Twelve Months Ended December 31,		
	2009	2008	2007
Cash equivalents	$ 457	$19,609	$18,504
Fixed maturities	6,157	7,178	5,781
Equity securities	252	766	748
	6,866	27,553	25,033
Investment expenses	408	410	204
Net investment income	$6,458	$27,143	$24,829

At December 31, 2009 and 2008, the Company had on deposit in custody for various State Insurance Departments investments with carrying values of approximately $16.5 million and $16.4 million, respectively.

4. Fair Value Measurements

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in ASC 820, *Fair Value Measurements and Disclosures*. The framework is based on the inputs used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The three levels of the hierarchy are as follows:

- Level 1—Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2—Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.
- Level 3—Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use.

The capital and credit markets have been experiencing volatility and disruption for more than 24 months. If the market were to worsen, there can be no assurance that we will not experience additional losses on our investments and reductions to earnings.

The following table presents the hierarchy used by the Company by asset and liability type to determine their value at December 31, 2009 and 2008 (in thousands).

	Twelve months ended December 31, 2009			
	Total	Level 1	Level 2	Level 3
Financial assets:				
Cash and cash equivalents	$790,013	$790,013	$ —	$ —
Available-for-sale fixed maturities	113,157	—	113,042	115
Available-for-sale equity securities	272	272	—	—
Total	$903,442	$790,285	$113,042	$115

	Twelve months ended December 31, 2008			
	Total	Level 1	Level 2	Level 3
Financial assets:				
Cash and cash equivalents	$749,376	$749,376	$ —	$ —
Available-for-sale fixed maturities	115,336	—	115,021	315
Available-for-sale equity securities	6,826	6,826	—	—
Total	$871,538	$756,202	$115,021	$315

4. Fair Value Measurements (Continued)

Level 1 financial assets

The Company's Level 1 investments are limited to cash and cash equivalent balances and actively-traded equity securities. Cash and cash equivalents are carried at amortized cost, which approximates fair value. Fair value of actively traded equity securities are based on unadjusted quoted market prices.

Level 2 financial assets

Most of the Company's fixed maturity securities are classified in Level 2, including private and corporate debt securities, federal agency and municipal bonds, non-government mortgage and asset-backed securities, and collateralized mortgage obligations. Fair values of inactively traded fixed maturity securities are based on quoted market prices of identical or similar securities or based on observable inputs, such as interest rates, using either a market or income valuation approach and are generally classified as Level 2.

Level 3 financial assets

The Company's Level 3 fixed maturity securities include collateralized mortgage obligations. Fair values are based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment. Inputs used to determine fair market value include market conditions, spread, volatility, structure and cash flows.

The following table includes a rollforward of the amounts at December 31, 2009 and 2008 for financial instruments classified within level 3. The classification of a financial instrument within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

	Twelve Months Ended December 31,	
	2009	2008
Balance at January 1,	$ 315	$ —
Net transfers in	1,888	1,246
Sales	(1,284)	—
Realized Gains	—	(273)
Change in unrealized losses	(804)	(658)
Balance at December 31,	115	315

During the year ended December 31, 2009, the Company had net transfers in of $4.3 million, which were commercial mortgage-backed and corporate securities that were previously classified within Level 2 and transferred to Level 3. The Company sold two Level 3 securities for $1.3 million. Net unrealized losses relate to those financial instruments held by the Company at December 31, 2009.

4. Fair Value Measurements (Continued)

The following table presents the fair value and carrying value of financial instruments not measured at fair value at December 31, 2009 and 2008 (in thousands):

	December 31, 2009		December 31, 2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets				
Held to maturity fixed maturities	$ 16,539	$ 17,244	$ 16,406	$ 17,738
Financial liabilities				
Notes payable	$138,350	$138,208	$138,368	$126,426

The fair value of notes payable is determined by market value and discounted cash flows.

5. Property and Equipment

The following summarizes property and other fixed assets as of December 31, 2009 and 2008 (in thousands).

	December 31,	
	2009	2008
Other equipment	$ 824	$ 824
Software	1,771	56
Less accumulated depreciation	(750)	(530)
	$1,845	$ 350

6. Deferred Acquisition Costs

Policy acquisition expenses, primarily commissions, premium taxes and underwriting expenses related to issuing a policy incurred by NLASCO are deferred and charged against income ratably over the terms of the related policies The activity in deferred acquisition costs for the twelve months ended December 31, 2009 and 2008 is as follows (in thousands).

	Year Ended December 31,	
	2009	2008
Beginning of period deferred acquisition cost	$ 15,935	$ 14,521
Acquisition expenses capitalized	30,164	30,883
Amortization charged to income	(30,354)	(29,469)
End of period deferred acquisition costs	$ 15,745	$ 15,935

Amortization is included in policy acquisition and other underwriting expenses on the face of the income statement.

7. Goodwill and Intangible Assets

Goodwill and intangible assets for HTH represents the excess of the cost over the fair value of the assets of NLASCO. There were no impairments to goodwill for the years ended December 31 2009 and 2008. The changes in the carrying amount of goodwill and indefinite lived intangible assets for the year ended December 31, 2009 and 2008 are as follows (in thousands):

	For the year ended December 31,			
	2009		2008	
	Goodwill	Indefinite Lived Intangibles	Goodwill	Indefinite Lived Intangibles
Balance at beginning of period	$23,988	$3,000	$23,613	$3,000
Contingent acquisition payments	—	—	375	—
Balance at end of period	$23,988	$3,000	$23,988	$3,000

At December 31, 2009, we determined that no impairment existed with respect to goodwill and intangible assets. The Company tests goodwill and other intangible assets having an indefinite useful life for impairment on an annual basis on December 31, or more often if events or circumstances indicate there may be impairment. Goodwill impairment testing is performed at the reporting unit level, which is one level below an operating segment. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill. Management determined that HTH has two reporting units, which are the Parent (the holding company) and NLASCO (the insurance company).

The goodwill impairment analysis is a two-step test. The first step ("Step1"), used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. The Company has estimated fair values of reporting units based on a market approach using historic, normalized actual and forecast results.

The second step ("Step 2") involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

7. Goodwill and Intangible Assets (Continued)

At December 31, 2009, we determined that the estimated fair value of our reporting units exceeded their carrying values and therefore we did not perform the second step as described above. Consequently, we determined that no impairment existed with respect to goodwill and intangible assets at December 31, 2009.

The following table reflects the balances of our definite lived intangible assets at December 31, 2009 and 2008 (in thousands):

	For the year ended December 31,			
	2009		2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$ 6,100	$(2,524)	$ 6,100	$(1,727)
Agent relationships	3,600	(1,390)	3,600	(949)
Trade name	3,500	(670)	3,500	(447)
Software	1,500	(875)	1,500	(575)
Total	$14,700	$(5,459)	$14,700	$(3,698)

Future amortization of intangible assets for the next five years is as follows (in thousands):

2010	1,643
2011	1,525
2012	1,132
2013	989
2014	872
	6,161

Amortization for the year ended December 31, 2009 was $1.8 million.

8. Notes Payable

The following table sets forth certain information regarding our debt in thousands:

	Year Ended December 31,	
	2009	2008
Senior exchangeable notes due 2025, 7.50% per annum	$ 90,850	$ 90,850
Insurance company line of credit due October 2010, base rate less 0.5% per annum	—	18
NLIC note payable due May 2033, three-month LIBOR plus 4.10% (4.37% at December 31, 2009)	10,000	10,000
NLIC note payable due September 2033, three-month LIBOR plus 4.05% (4.30% at December 31, 2009)	10,000	10,000
ASIC note payable due April 2034, three-month LIBOR plus 4.05% (4.32% at December 31, 2009)	7,500	7,500
Insurance company note payable due March 2035, three-month LIBOR plus 3.40% (3.65% at December 31, 2009)	20,000	20,000
	$138,350	$138,368

Senior Exchangeable Notes Due 2025

In August 2005, our OP issued $96.6 million aggregate principal amount of 7.50% senior exchangeable notes due 2025 to qualified institutional buyers in a private transaction. The notes are senior unsecured obligations of the OP and are exchangeable, at the option of the holders, into shares of HTH common stock at an initial exchange rate of 69.8812 shares per $1,000 principal amount of the notes (equal to an initial exchange price of approximately $14.31 per share), subject to adjustment and, in the event of specified corporate transactions involving HTH or the OP, an additional make-whole premium. Upon exchange, the OP has the option to deliver, in lieu of shares of HTH common stock, cash or a combination of cash and shares of HTH common stock.

According to the terms of the notes, their initial exchange rate is adjusted for certain events, including the issuance to all holders of HTH common stock of rights entitling them to purchase HTH common stock at less than their current market price. Accordingly, as a result of our rights offering in January 2007, in which we offered all holders of HTH common stock the right to purchase shares at $8.00 per share, the initial exchange rate of the notes was adjusted to 73.95 shares per $1,000 principal amount of the notes (equal to an initial exchange rate of $13.52 per share).

Prior to August 20, 2010, the notes are not redeemable at the option of the OP. After August 20, 2010, the OP may redeem all or a portion of the notes at a redemption price equal to the principal amount plus accrued and unpaid interest, if any, on the notes, if the closing price of HTH common stock has exceeded 130% of the exchange price for at least 20 trading days in any consecutive 30-trading day period.

Holders of the notes may require the OP to repurchase all or a portion of the notes at a purchase price equal to the principal amount plus accrued and unpaid interest, if any, on the notes on each of

8. Notes Payable (Continued)

August 15, 2010, August 15, 2015, and August 15, 2020, or after the occurrence of certain corporate transactions involving HTH or the OP.

In conjunction with the closing of the asset sale on July 31, 2007, certain holders of the Company's Senior Exchangeable Notes redeemed their holdings for cash resulting in a $5.75 million reduction in notes outstanding.

Insurance Company Line of Credit

Our insurance subsidiary has a line of credit with a financial institution. The line allows for borrowings by NLASCO of up to $5.0 million and is secured by substantially all of NLASCO's assets. The line of credit bears interest equal to a base rate less 0.5% (5.0% at December 31, 2009), which is due quarterly. This line is scheduled to mature in October 2010. During the twelve months ended December 31, 2009, the principal balance on this note was reduced to zero. There was no credit balance payable as of December 31, 2009.

NLIC Notes Payable

NLIC has two unsecured $10 million notes payable to unaffiliated companies. The notes payable bear interest at three-month LIBOR plus 4.05% and three-month LIBOR plus 4.10% (4.30% and 4.37% at December 31, 2009). Interest is due quarterly and principal is due at maturity in September 2033 and May 2033, respectively. The notes are subordinated in right of payment to all policy claims and other indebtedness of NLIC. Further, all payments of principal and interest require the prior approval of the Insurance Commissioner of the State of Texas and are only payable to the extent that the statutory surplus of NLIC exceeds $30 million.

ASIC Note Payable

ASIC has an unsecured $7.5 million note payable to an unaffiliated company. The note payable bears interest at three-month LIBOR plus 4.05% (4.32% at December 31, 2009). Interest is due quarterly and principal is due at maturity in April 2034. The note is subordinated in right of payment to all policy claims and other indebtedness of ASIC. Further, all payments of principal and interest require the prior approval of the Insurance Commissioner of the State of Texas and are only payable to the extent that the statutory surplus of ASIC exceeds $15 million.

Insurance Company Notes Payable

NLASCO has an unsecured $20 million note payable to an unaffiliated company which bears interest equal to the three-month LIBOR plus 3.40% (3.65% at December 31, 2009). Interest is due quarterly and the principal is due at maturity in March 2035.

NLASCO's loan agreements relating to the notes payable contain various covenants pertaining to limitations on additional debt, dividends, and officer and director compensation, and minimum capital requirements. The Company was in compliance with the covenants as of December 31, 2009.

NLASCO has entered into an indenture relating to the notes payable which provides that (i) if a person or group becomes the beneficial owner directly or indirectly of 50% or more of its equity

8. Notes Payable (Continued)

securities and (ii) if NLASCO's ratings are downgraded by a nationally recognized statistical rating organization (as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act), then each holder of the notes governed by such indenture has the right to require that NLASCO purchase such holder's notes in whole or in part at a price equal to 107.5% of the outstanding principal amount prior to March 11, 2010, or 100.0% thereafter.

Note Payable Principal Maturities

The aggregate amount of annual principal maturities subsequent to December 31, 2009 is as follows (in thousands):

	Principal Commitments		
	Fixed	Variable	Total
2010	$ —	$ —	$ —
2014 and Thereafter	90,850	47,500	138,350
Commitments	$90,850	$47,500	$138,350

9. Reserve for Unpaid Losses and Loss Adjustment Expenses

A roll-forward of the reserve for unpaid losses and loss adjustment expenses for the twelve months ended December 31, 2009 and 2008 is as follows (in thousands).

	Year Ended December 31,	
	2009	2008
Balance at January 1,	$ 34,023	$ 18,091
Less reinsurance recoverables	(14,613)	(2,692)
Net balance at January 1,	19,410	15,399
Incurred related to:		
Current Year	71,509	80,726
Prior Period	(1,214)	(291)
Total incurred	70,295	80,435
Payments related to:		
Current Year	(61,372)	(66,522)
Prior Year	(15,655)	(9,902)
Total payments	(77,027)	(76,424)
Net balance at December 31,	12,678	19,410
Plus reinsurance recoverables	21,102	14,613
Balance at December 31,	$ 33,780	$ 34,023

The reserve for losses and loss adjustment expenses includes amounts that may be due to or from the sellers of NLASCO by January 2010 based on actual losses incurred applicable to the reserve as of the acquisition date. Prior year losses and payments include amounts back to the purchase of NLASCO

9. Reserve for Unpaid Losses and Loss Adjustment Expenses (Continued)

on January 31, 2007 only, as all other prior losses and payments are the responsibility of the sellers. Incurred amounts related to prior year indicate that we were redundant in incurred but not reported as of December 31, 2008, resulting in a benefit in the year ending December 31, 2009.

10. Reinsurance Activity

NLASCO limits the maximum net loss that can arise from large risks or risks in concentrated areas of exposure by reinsuring (ceding) certain levels of risk. Substantial amounts of business are ceded, and these reinsurance contracts do not relieve NLASCO from its obligations to policyholders. Such reinsurance includes quota share, excess of loss, catastrophe, and other forms of reinsurance on essentially all property and casualty lines of insurance. Net premiums earned, losses and LAE and policy acquisition and other underwriting expenses are reported net of the amounts related to reinsurance ceded to other companies. Amounts recoverable from reinsurers related to the portions of the liability for losses and LAE and unearned premiums ceded to them are reported as assets. Amounts recoverable from reinsurers related to the portions of the liability for losses and LAE are reported as assets. Failure of reinsurers to honor their obligations could result in losses to NLASCO; consequently, allowances are established for amounts deemed uncollectible as NLASCO evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2009, reinsurance receivables have a carrying value of approximately $22.9 million. There was no allowance for uncollectible accounts as of December 31, 2009.

Reinsurers with a balance in excess of 5% of our outstanding receivables at December 31, 2009 are listed below (in thousands):

	Balances due from Reinsurance Companies
Federal Emergency Management Agency	$ 5,800
Endurance Specialty Insurance Ltd	2,891
Ariel Reinsurance Company Limited	2,349
Platinum Underwriters Reinsurance, Inc.	1,864
Munich Reinsurance America, Inc	1,433
MS Frontier Reinsurance Limited	1,431
Arch Reinsurance Company	1,177
	$16,945

10. Reinsurance Activity (Continued)

The effect of reinsurance on premiums written and earned for the year ended December 31, 2009 and 2008 is as follows (in thousands):

	Year Ended December 31, 2009		Year Ended December 31, 2008	
	Written	Earned	Written	Earned
Premiums from direct business	$131,309	$131,451	$132,642	$132,017
Reinsurance assumed	4,898	5,061	5,352	5,936
Reinsurance ceded	(21,464)	(21,359)	(24,709)	(22,706)
Net premiums	$114,743	$115,153	$113,285	$115,247

The effect of reinsurance on incurred losses was as follows:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Loss and Loss Adjustment (LAE) expense incurred	$ 91,108	$148,398
Reinsurance recoverables	(20,813)	(67,963)
Net loss and LAE incurred	$ 70,295	$ 80,435

Multi-line excess of loss coverage

For all lines of business, retention on any one risk for 2009 is $200,000.

Catastrophic coverage

As of September 30, 2009, NLASCO had five levels of catastrophic excess of loss reinsurance providing for coverage up to $170.0 million through June 30, 2010 above $1.0 million in retention for ASIC and $6.0 million for NLIC. Total retention for any one catastrophe that affects both NLIC and ASIC is limited to $6 million in the aggregate. NLASCO has an automatic reinstatement provision after the first loss for each layer to provide coverage in the event of subsequent catastrophes during the year. Coverage will lapse after the second or third event depending on the coverage layer, in which case NLASCO will evaluate the need for a new contract for the remainder of the year. During 2009, the first three layers can be reinstated once for 100%, 115% and 120% respectively, of the original premium each time and the next two layers can be reinstated one time for 100% of the original premium.

For the year ended December 31, 2008, the Company experienced three significant catastrophes that resulted in losses in excess of retention. As of December 31, 2008, the total loss and loss adjustment expenses incurred associated with Hurricane Dolly was $6.5 million; however, since the losses exceeded retention, net exposure to the Company was $6.0 million in retention and $71,000 in reinstatement premiums. Total loss and loss adjustment expenses incurred associated with Hurricane Gustav was $3.5 million; however, since the losses exceeded retention, net exposure to the Company was $1.0 million in retention and $459,000 in reinstatement premiums. Total loss and loss adjustment expenses incurred associated with Hurricane Ike was $72.9 million; however, since the losses exceeded

10. Reinsurance Activity (Continued)

retention, net exposure to the Company was $6.0 million in retention and $6.4 million in reinstatement premiums.

For the year ended December 31, 2009, the ultimate reserves for incurred but not reported losses related to Hurricane Ike increased $22.0 million, resulting in additional reinstatement premiums of $0.9 million.

11. Income Taxes

At December 31, 2009, the Company had net operating loss carry-forwards for Federal income tax purposes, subject to certain limitations, of approximately $45.3 million and $49.0 million for regular income tax and alternative minimum tax, respectively. These net operating loss carry-forwards expire in 2018 through 2024. The net operating loss carry-forwards for alternative minimum Federal income taxes generally are limited to offsetting 90% of the alternative minimum taxable earnings for a given period.

In conjunction with the sale of the Company's manufactured housing business lines that closed on July 31, 2007, approximately $282.6 million of the Company's net operating loss carry forwards were utilized and $175.2 million of temporary taxable differences were recognized.

As of December 31, 2009, we had a net deferred tax asset, net of liabilities, of $11.5 million. Our 35% statutory rate reflects a change from the 40% in 2007 due to the expectation that future taxable income of our insurance business will primarily be subject to Federal but not state income taxes. Insurance companies are generally not taxed in most states on income taxes as they pay premium taxes in states where they generate premium revenue.

As a result of the allocation of the purchase price for the real estate assets we sold in 2007 by the purchaser, we reallocated $34.1 million of gain recognized to those assets in the quarter ended September 30, 2008, the period in which the purchase price allocation was finalized. This reallocation allowed us to utilize $34.1 million of our net operating loss carry forwards, which reduced our deferred tax asset by $11.9 million and increased our income tax receivable by the same amount. In addition, we were able to utilize $13.2 million of net operating losses that previously were limited under special IRS rules (the "Section 382 Limitations"), resulting in a deferred tax benefit of $4.6 million.

GAAP requires the measurement of uncertain tax positions. Uncertain tax positions are the difference between a tax position taken, or expected to be taken in a tax return, and the benefit recognized for accounting purposes. For the period ending December 31, 2009 we had the following uncertain tax benefit. Prior to 2009 there were no uncertain tax positions.

	December 31, 2009
Balance at beginning of year	$ —
Tax positions of prior years	1,167
Balance at end of year	$1,167

11. Income Taxes (Continued)

We file tax returns as prescribed by the tax laws of the jurisdictions in which we operate. We are subject to tax audits in numerous jurisdictions in the U.S. until the applicable statute of limitation expire. The following is a summary of the tax years open to examination:

U.S. Federal—2006 through 2008
U.S. States—2005 through 2008

As of December 31, 2009, the Company was not under audit for Federal income taxes, whereas there are two state income tax audits in process. The Company expects no material impact on its financials as a result of these state income tax audits.

Under special IRS rules (the "Section 382 Limitation"), cumulative stock purchases by 5% shareholders exceeding 50% during a three year period can limit a company's future use of net operating losses (NOL's). We had a Section 382 ownership change in February 2004 at the time of the IPO.

The significant components of the provision for income taxes are as follows (in thousands):

	For the Year Ended December 31,	
	2009	2008
Current tax benefit (expense)	$2,325	$ 26,800
Deferred tax benefit (expense)	(976)	(11,844)
Allowance	—	4,603
Income tax expense benefit (expense)	$1,349	$ 19,559

The provision for income taxes differs from the amount that would be computed by applying the statutory Federal income tax rate of 35% to income before income taxes as a result of the following (in thousands):

	For the Year Ended December 31,	
	2009	2008
Tax at statutory rate	$1,211	$14,751
Permanent differences	(1)	205
State taxes	139	—
(Increase)decrease in valuation allowance	—	4,603
Income tax benefit (expense)	$1,349	$19,559

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amounts used for income

11. Income Taxes (Continued)

tax purposes. The tax effects of significant temporary differences that give rise to the net deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2009	December 31, 2008
Deferred Tax Assets		
Net operating loss carryforwards	$15,850	$16,092
Accrued liabilities and other	2,269	1,890
Loss and loss adjustment expense discounting	304	477
Securities available for sale	—	530
Unearned premiums	4,439	4,566
Investments	—	934
Loan origination costs	371	404
Rental and other property, net	36	—
AMT credit carryforward	769	787
Total gross deferred tax assets	$24,038	$25,680
Deferred Tax Liabilities		
Rental and other property, net	$ —	$ 29
Intangible assets	4,284	4,901
Goodwill	307	207
Investments	495	—
Securities available for sale	1,910	—
Deferred policy acquisition costs	5,511	5,577
Total gross deferred tax liabilities	$12,507	$10,714
Net Deferred Tax Asset	$11,531	$14,966

12. Common Stock, Preferred Stock, Dividends and Minority Interest Related Transactions

Common Stock

In accordance with ASC 718, *Compensation—Stock Compensation,* total compensation expense recorded in general and administrative expenses for the years ended December 31, 2009, 2008 and 2007 related to stock-based compensation was $0.1million, $0.2 million and $1.4 million, respectively. Stock compensation expense is included as part of additional paid-in capital on the consolidated balance sheets.

The Company issued approximately 7.8 million shares for $80.0 million in a rights offering that expired on January 23, 2007, see Note 2 for more details.

At December 31, 2009, there were no outstanding OP Units that were owned by non-affiliated limited partners. OP Units are convertible into common stock at an initial exchange ratio of one share for each OP Unit. According to the terms of the partnership agreement, the initial exchange rate of the OP Units is adjusted for certain events, including the issuance to all holders of HTH common stock of rights entitling them to purchase HTH common stock at less than their current market price.

12. Common Stock, Preferred Stock, Dividends and Minority Interest Related Transactions (Continued)

Accordingly, as a result of our rights offering in January 2007, in which we offered all holders of HTH common stock the right to purchase shares at $8.00 per share, the initial exchange rate of the OP Units was adjusted to approximately 1.06 shares for each OP Unit. During 2007, we issued approximately 104,000 shares of our common stock to redeem OP units.

As of December 31, 2009, there were no outstanding restricted stock grants. In 2007, as a result of the sale of the manufactured housing business it triggered the change in control provision fully vested the remaining 7,000 shares of restricted stock. Also during 2007, 2,000 shares of restricted stock were forfeited, bringing the number of outstanding restricted stock grants to 0.

As of December 31, 2009, the Company has outstanding warrants to certain shareholders authorizing the purchase of up to 515 shares of common stock at $15.60 per share, as adjusted for common stock issued and dividends paid. The warrants expire on July 23, 2010. To date, no warrants have been exercised.

On October 25, 2007, the Compensation Committee of our Board of Directors approved the grant of an aggregate 100,000 non-qualified stock option awards to two senior executive officers of the Company pursuant to our 2003 Equity Incentive Plan at an exercise price of $12.06 per share, the closing price of HTH's common stock on the New York Stock Exchange on the date of grant. The options have a term of five years from the date of the award. Under the terms of the grants, 20% of the options vested on the grant date, and the balance of the options vest ratably over a four-year period with 20% of the award amount vesting on the first anniversary of the award and 20% each anniversary thereafter. Vesting is accelerated in certain circumstances, including in the event of the death of the award recipient or in the event of a change of control of the Company. The fair value for the stock options granted during the year ended December 31, 2007 were estimated using the Black-Scholes option pricing model with an expected volatility of 25%, a risk-free interest rate of 4.0%, a dividend yield rate of zero, a five-year expected life of the options, and a forfeiture rate of fifteen percent. Based on calculations using the Black-Scholes option pricing model, the grant date fair value of the options granted during the quarter approximated $3.10 per share. The expected volatility is based on the historical volatility in the price of our common stock since our IPO. The risk-free interest rate is the five-year Treasury rate, based on the term of the options. The dividend yield assumption is based on our history and expectation of dividend payments on common stock. The expected life of the stock options represents the period in which the stock options are expected to remain outstanding.

In March 2007, four senior executives of HTH were granted options to acquire a total of 25,000 shares of common stock at $11.28 per share to compensate for dilution from the rights offering. The options have a term of ten years from the date of the award. Under the terms of the grants, the options vest ratably over a three-year period with the first third of the award amount vesting on the first anniversary of the award with one-third vesting each anniversary thereafter. Vesting is accelerated in certain circumstances, including in the event of the death of the award recipient or in the event of a change of control of the Company. The fair values for the stock options granted during the year ended December 31, 2007 were estimated using the Black-Scholes option pricing model with an expected volatility of 30%, a risk-free interest rate of 5.1%, a dividend yield rate of zero, a six-year expected life of the options, and a forfeiture rate of ten percent. Based on calculations using the Black-Scholes option pricing model, the grant date fair value of the options granted during the quarter approximated

12. Common Stock, Preferred Stock, Dividends and Minority Interest Related Transactions (Continued)

$4.04 per share. The expected volatility is based on the historical volatility in the price of our common stock since our IPO. The risk-free interest rate is the ten-year Treasury rate, based on the term of the options. The dividend yield assumption is based on our history and expectation of dividend payments on common stock. The expected life of the stock options represents the period in which the stock options are expected to remain outstanding.

In July 2006, the Compensation Committee of our Board of Directors approved the grant of 500,000 non-qualified stock option awards to four senior executive officers of the Company pursuant to our 2003 Equity Incentive Plan at an exercise price of $10.74 per share, the closing price of HTH's common stock on the New York Stock Exchange on the date of grant. The options have a term of ten years from the date of the award. Under the terms of the grants, the options vest ratably over a three-year period with the first third of the award amount vesting on the first anniversary of the award with one-third vesting on the date of grant and each anniversary thereafter. Vesting is accelerated in certain circumstances, including in the event of the death of the award recipient or in the event of a change of control of the Company. The fair values for the stock options granted during the year ended December 31, 2006 were estimated using the Black-Scholes option pricing model with an expected volatility of 30%, a risk-free interest rate of 5.1%, a dividend yield rate of zero, a six-year expected life of the options, and a forfeiture rate of ten percent. Based on calculations using the Black-Scholes option pricing model, the grant date fair value of the options granted during the quarter approximated $4.38 per share. The expected volatility is based on the historical volatility in the price of our common stock since our IPO. The risk-free interest rate is the ten-year Treasury rate, based on the term of the options. The dividend yield assumption is based on our history and expectation of dividend payments on common stock. The expected life of the stock options represents the period in which the stock options are expected to remain outstanding.

During 2009, 2008 and 2007, we granted 12,359, 15,282 and 9,432 common shares, respectively, to independent members of our board of directors for service rendered to the Company during the periods.

Preferred Stock

In 2004, the Company issued 5,000,000 shares of Series A preferred stock at an initial public offering price of $25.00 per share that have no stated par value and a liquidation preference of $25.00 per share, plus all accumulated, accrued and unpaid dividends. The holders of our Series A preferred stock are entitled to receive cash dividends at a rate of 8.25% per annum on the $25.00 liquidation preference. The Series A preferred stock has no voting rights and no stated maturity. On and after February 18, 2009, we have the option to redeem our Series A preferred stock, in whole or from time to time in part, at a cash redemption price equal to $25.00 per share, plus all accumulated, accrued and unpaid dividends, if any, to and including the redemption date. Our Series A preferred stock is not convertible into or exchangeable for any of our other properties or securities.

Stockholder Rights Plan

On July 11, 2006, we entered into a Stockholder Rights Plan (the "Rights Plan") under which one right was distributed as a dividend for each share of our common stock held by stockholders of record

12. Common Stock, Preferred Stock, Dividends and Minority Interest Related Transactions (Continued)

as of the close of business on July 17, 2006. The Rights Plan was adopted as a means to preserve the use of previously accumulated net operating losses. Effective with the revocation of our REIT election in March 2006, we have been taxed as a corporation for U.S. Federal income tax purposes and our net income has been subject to taxation at regular (or alternative minimum) corporate rates without the benefit of a dividends paid deduction. We have net operating losses, or NOLs from prior years that are expected to substantially offset our taxable income, if any. Therefore, the preservation of such NOLs is the key to minimizing our U.S. Federal income tax liability. U.S. Federal income tax law imposes significant limitations on the ability of a corporation to use its NOLs to offset income in circumstances where such corporation has experienced a "change in ownership." Generally, there is a change in ownership if, at any time, one or more 5% shareholders have aggregate increases in their ownership in the corporation of more than 50 percentage points looking back over the prior three year period. One of the principal reasons for adopting the Rights Plan was to preserve the use of the NOLs by dissuading investors from aggregating ownership in HTH and triggering such a change in ownership. The Rights Plan was designed to reduce the likelihood of a change in ownership by, among other things, discouraging any person or group from acquiring additional shares such that they would beneficially own 5% or more of the outstanding shares of our common stock. The Rights Plan was not adopted in response to any effort to acquire control of the Company. Under the Rights Plan, each right initially entitled stockholders to purchase a fraction of a share of preferred stock at a purchase price of $50.00, subject to adjustment as provided in the Rights Plan. Subject to the exceptions and limitations contained in the Rights Plan, the rights generally were exercisable only if a person or group acquired beneficial ownership of 5% or more of our common stock or commenced a tender or exchange offer upon consummation of which such person or group would have beneficially owned 5% or more of our common stock.

To help preserve the benefit of the NOLs, we submitted for stockholder approval an amendment to our charter to restrict certain acquisitions of our common stock so as to reduce the likelihood of triggering a change in ownership. Upon shareholder approval of the charter amendment in January 2007 the Rights Plan was terminated.

12. Common Stock, Preferred Stock, Dividends and Minority Interest Related Transactions (Continued)

Dividends

The following table sets forth the cash dividends declared and paid in 2009 and 2008:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Series A Preferred Stock				
2009				
Date of declaration	March 16, 2009	July 6, 2009	September 15, 2009	December 10, 2009
Date of record	April 15, 2009	July 15, 2009	October 15, 2009	January 15, 2010
Date paid	April 30, 2009	July 30, 2009	October 30, 2009	January 29, 2010
Distribution per unit	$ 0.5156	$ 0.5156	$ 0.5156	$ 0.5156
Total dollars (in thousands)	$ 2,578	$ 2,578	$ 2,578	$ 2,579
2008				
Date of declaration	April 9, 2008	June 12, 2008	September 30, 2008	December 22, 2008
Date of record	April 15, 2008	July 15, 2008	October 15, 2008	January 15, 2009
Date paid	April 30, 2008	July 30, 2008	October 30, 2008	January 30, 2009
Distribution per unit	$ 0.5156	$ 0.5156	$ 0.5156	$ 0.5156
Total dollars (in thousands)	$ 2,578	$ 2,578	$ 2,578	$ 2,579

Non-Controlling Interest

As of December 31, 2009 and 2008, there were no non-controlling interests outstanding in the OP.

During 2007, all 1,455,615 OP units outstanding were redeemed. During the first quarter of 2007, 44,265 units were redeemed for common stock valued at approximately $0.6 million in cash. During the third quarter of 2007, 55,621 OP Units were redeemed for common stock valued at approximately $.7 million and 1,355,729 OP Units were redeemed for $17.6 million in cash, including a premium paid of $7.7 million.

In January 2007, all 705,688 units of our Series "C" PPUs were redeemed according to their terms for 1,628,410 shares of HTH common stock.

We recorded an equity transfer adjustment between additional paid-in capital and the non-controlling interest in our consolidated balance sheet as of September 30, 2007 to account for changes in the respective ownership in the underlying equity of the OP.

All retained earnings of our insurance subsidiary are unappropriated.

13. General and Administrative Expense

During the years ended December 31, 2009, 2008 and 2007, we incurred general and administrative expense as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Salaries and benefits	$2,269	$2,009	$4,693
Travel	46	76	145
Professional services	2,753	3,983	3,483
Management fees	1,224	1,200	—
Insurance	566	568	740
Rent	47	51	235
Other administrative expense	249	228	118
	$7,154	$8,115	$9,414

14. Discontinued Operations

On July 31, 2007, the Company closed the sale of certain of its assets, including the operating assets of the Company's manufactured home businesses, to American Residential Communities LLC, an affiliate of Farallon Capital Management, L.L.C., Helix Funds LLC and GEM Realty Capital, Inx. The Company received gross proceeds of $889.3 million in cash, which represents the amount of the excess of the purchase price of $1.794 billion over the indebtedness assumed by American Residential Communities LLC. The Company recorded a gain on the sale of the manufactured home business of $366.9 million in 2007. In July, when this transaction occurred, the Company accrued for expenses related to the sale. As of December 31, 2007, all expenses related to the sale have been paid and the accrual was reduced, resulting in an additional $2.9 million gain on sale in the fourth quarter of 2007.

In accordance with the provisions of ASC 360, *Plant, Property and Equipment,* all of the operating assets of the Company's manufactured home line of business have been classified as discontinued operations. In addition, we have recast the operations for these assets as discontinued operations in the accompanying consolidated statements of operations for the years ended December 31, 2007.

Operations of the discontinued manufactured home line of business for the twelve months ended December 31, 2007 recorded losses of $11.1 million and gains were recorded on the sale of discontinued operations of $366.9 million for the year 2007.

For the discontinued operations, we considered a manufactured home community to be discontinued when: (i) management commits to a plan to sell the asset, supported by a Board resolution granting approval to proceed with the sale; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In accordance with the guidance provided by ASC 360 we measure each of our assets held

14. Discontinued Operations (Continued)

for sale at the lower of its carrying amount or fair value, less cost to sell at the balance sheet date and re-cast any applicable balances and corresponding liabilities related to the asset identified in all comparable periods presented. Depreciation of the assets held for sale, if applicable, is suspended at the date of the determination of discontinuance. Interest and other expenses attributable to the liabilities of the asset classified as held for sale continues to be accrued. The results of operations and cash flows of the assets sold and those classified as held for sale are reported as discontinued operations for all periods presented. We recognize any estimated losses on the sales of assets in the period in which the properties are discontinued and recognize any resulting gains on the sales of assets when realized. We disclose the gain or loss recognized in accordance with ASC 360 and, if applicable, the amounts of revenue and pretax profit or loss reported in discontinued operations. If circumstances arise that previously were considered unlikely and, as a result, we decide not to sell assets previously classified as held for sale, the assets will be reclassified as held and used. An asset that is reclassified shall be measured at the lower of its (a) carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell.

The following table summarizes the income statement information for the discontinued operations noted above (in thousands):

Statement of Operations	Year Ended December 31, 2009	2008	2007
Revenue	$—	$—	$ 151,626
Operating expenses	—	—	(162,750)
Loss from discontinued operations	$—	$—	$ (11,124)

15. Employee Savings Plan

We provide our employees a qualified retirement savings plan, or Plan designed to qualify under Section 401 of the Internal Revenue Code. The Plan allows our employees and employees of our subsidiaries to defer a portion of their compensation on a pre-tax basis subject to certain maximum amounts. The Plan provides for matching contributions to be made by us to employee accounts at the rate of 100% of the first 3% of compensation and 50% of the next 2% of compensation. For the years ended December 31, 2009, 2008 and 2007, the Company match was $ 0.1 million, $0.1 million and $0.1 million.

16. Related Party Transactions

On April 28, 2008, but effective as of January 1, 2008, Hilltop entered into a Management Services Agreement with Diamond A Administration Company LLC, or Diamond A, an affiliate of Gerald J. Ford, the current Chairman of the Board of the Company and the beneficial owner of 26.6% of Company common stock as of December 31, 2009. Effective January 1, 2010, Gerald J. Ford assumed the role of Chief Executive Officer of HTH. Pursuant to this Management Services Agreement, Diamond A provides certain management services to Hilltop and its subsidiaries, including, among

16. Related Party Transactions (Continued)

others, financial and acquisition evaluation. These services are provided to Hilltop at a cost of $100,000 per month, plus reasonable out-of-pocket expenses. This agreement continues in effect until December 31, 2009; provided, however, either party may terminate the agreement upon thirty days' prior notice to the other. Hilltop also agreed to indemnify and hold harmless Diamond A for its performance or provision of these services, except for gross negligence and willful misconduct. Further, Diamond A's maximum aggregate liability for damages under this agreement is limited to the amounts paid to Diamond A under this agreement during twelve months prior to that cause of action.

On December 12, 2007, the Compensation Committee of our Board of Directors approved the grant of 40,000 cash-settled stock appreciation rights, or SARS to a related party consultant of the Company at an exercise price of $10.96 per share, the closing price of HTH's common stock on the New York Stock Exchange on the date of grant. Under the terms of the grant, 20% of the SARS vested on grant date, and the balance of the SARS vest ratably over a four-year period with 20% of the award amount vesting on the first anniversary of the award and 20% each anniversary thereafter. The SARS have a term of five years from the date of the award. Upon exercise, the consultant is entitled to receive in cash, the difference between the current market price and the exercise price. Vesting is accelerated in certain circumstances, including in the event of the death of the award recipient or in the event of a change of control of the Company. The fair values for the SARS granted during the year ended December 31, 2007 were estimated using the Black-Scholes option pricing model with an expected volatility of 25%, a risk-free interest rate of 3.5%, a dividend yield rate of zero, a five-year expected life of the options, and a forfeiture rate of fifteen percent. Based on calculations using the Black-Scholes option pricing model, the grant date fair value of the SARS granted during the quarter approximated $2.73 per share. The expected volatility is based on the historical volatility in the price of our common stock since our IPO. The risk-free interest rate is the five-year Treasury rate, based on the term of the SARS. The dividend yield assumption is based on our history and expectation of dividend payments on common stock. The expected life of the SARS represents the period in which the stock options are expected to remain outstanding. In 2009, we negotiated a consulting agreement with the consultant whereby the SARS were cancelled and the consultant is being paid $80,000 per year instead.

On March 8, 2007, the Company's board of directors appointed C. Clifton Robinson as a director of the Company. Mr. Robinson is the former chief executive officer of NLASCO. At the closing of the NLASCO acquisition, C. Clifton Robinson and his son, Gordon Robinson, the former vice chairman and deputy chief executive officer of NLASCO, entered into employment agreements with NLASCO. C. Clifton Robinson's employment agreement provides that he will serve as chairman of NLASCO and will be paid $100,000 per year. Gordon Robinson's employment agreement provides that he will serve as a senior advisor to NLASCO and will be paid $100,000 per year. Both employment agreements are for a one-year term with automatic one-year extensions by agreement of the parties. Both employee agreements were extended for the year ending December 31, 2009.

As part of the NLASCO acquisition, there will be a settlement of the reserves for losses and loss adjustment expense based on the runoff of the actual NLASCO loss reserves that were in existence and recorded on the NLASCO books and records as of the transaction closing date—January 31, 2007. This settlement is to occur at a date estimated to be June 30, 2010. Depending on actual experience in disposition of these claims, additional payment would be due Mr. Robinson and related selling parties if claim settlement experience is favorable relative to the original amount reserved; or if claim

16. Related Party Transactions (Continued)

settlement experience is unfavorable relative to the original reserves, Mr. Robinson and related selling parties would be required to reimburse the Company for any inadequate reserve. The additional payment to Mr. Robinson and related selling parties, or refund from Mr. Robinson and related selling parties, would be 65% of the variance of actual losses versus loss reserves in existence at the transaction closing date, plus 8% interest on this balance due, accruing from the date 18 months after the transaction closing date, July 31, 2008. At December 31, 2009, the Company estimates this is currently a payable to Mr. Robinson of $3.9 million, and is reflected in our "Other Liabilities" on the consolidated Balance Sheet.

The Company also leases office space for NLASCO and its affiliates in Waco Texas from affiliates of Mr. Robinson. There are 2 separate leases. The first lease is a month to month lease at an annual rental rate of $4,400. The second lease requires payments of $40,408 per month and expires on December 31, 2014, but does have renewal options at the discretion of the lessee.

17. Commitments and Contingencies

At December 31, 2009 the following table shows our outstanding commitments for leases (in thousands).

	Payments Due by Period		
Lease Obligations	**Less than 1 year**	**1-3 years**	**Total**
Total lease obligations	$528	$1,455	$1,983

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

We are a party to various legal actions resulting from our operating activities. These actions consist of litigation and administrative proceedings arising in the ordinary course of business, some of which are covered by liability insurance, and none of which is expected to have a material adverse effect on our consolidated financial condition, results of operations or cash flows taken as a whole.

18. Quarterly Financial Information (Unaudited)

The following is quarterly financial information for the years ended December 31, 2009 and 2008 (in thousands except per share data):

	Quarter ended			
For the quarters ended 2009:	**Mar 31**	**Jun 30**	**Sep 30**	**Dec 31**
Total revenue	$31,704	$ 31,287	$32,681	$33,163
Total expenses	$29,638	$ 44,110	$30,062	$28,486
Net income (loss)	$(1,222)	$(10,909)	$ (896)	$ 602
Basic income (loss) per share	$ (0.02)	$ (0.19)	$ (0.02)	$ 0.01
Diluted income (loss) per share	$ (0.02)	$ (0.19)	$ (0.02)	$ 0.01
For the quarters ended 2008:	**Mar 31**	**Jun 30**	**Sep 30**	**Dec 31**
Total revenue	$19,229	$ 17,691	$29,751	$35,874
Total expenses	$29,914	$ 42,844	$45,581	$26,350
Net income (loss)	$(9,460)	$(19,008)	$(8,241)	$ 3,811
Basic income (loss) per share	$ (0.17)	$ (0.34)	$ (0.15)	$ 0.07
Diluted income (loss) per share	$ (0.17)	$ (0.34)	$ (0.15)	$ 0.07

Total revenue for the quarter ended March 31, 2009 was $31.7 million as compared to $19.2 million for the quarter ended March 31, 2008. The increase is due to a net realized loss on investments of $20.2 million in the quarter ending March 31, 2008.

Total revenue for the quarter ended June 30, 2009 was $31.2 million as compared to $17.7 million for the quarter ended June 20, 2008. The increase is due to the net realized loss on investments of $21.6 million in the second quarter of 2008 and partially offset by an increase of $4.9 million on net investment income due to proceeds received from the sale of our manufactured housing businesses and $4.5 increase in net earned premiums due to the effect of purchase accounting in 2007 not included in 2008.

Total expenses for the quarter ended September 30, 2009 was $30.1 million as compared to $45.6 million for the quarter ended 2008. The decrease is due to several hurricanes that occurred in July and September 2008. The actual loss related to Hurricane Dolly, Ike and Gustav excluding reinstatement premium is $13.0 million.

Net loss for the quarter ended September 30, 2009 was $0.9 million as compared to $8.2 million for the quarter ended 2008. The increase in net income is due to hurricane losses that occurred in the third quarter of 2008.

Total revenue for the quarter ended December 31, 2009 was $33.2 million as compared to $35.8 million for the quarter ended December 31, 2008.

19. Statutory Net Income and Capital and Surplus

The Company's insurance subsidiaries, which are domiciled in the State of Texas, prepare their statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Texas Department of Insurance, which Texas recognizes for determining solvency

19. Statutory Net Income and Capital and Surplus (Continued)

under Texas State Insurance Law. The Commissioner of the Texas Department of Insurance has the right to permit other practices that may deviate from prescribed practices. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in Texas. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The Company's insurance subsidiaries have no such permitted statutory accounting practices.

The Company's insurance subsidiaries' statutory financial statements are presented on the basis of accounting practices prescribed or permitted by the Texas Department of Insurance. Texas had adopted the National Association of Insurance Commissioners' statutory accounting practices as the basis of its statutory accounting practices with certain differences which are not significant to the company's statutory equity.

Following is a summary of statutory capital and surplus and statutory net income of each insurance subsidiary for the year ended December 31, 2009, 2008 and 2007 (in thousands).

	Year Ended December 31,		
	2009	2008	2007
National Lloyds Insurance Company			
Surplus	$89,767	$84,343	$99,229
Statutory net (loss) income	$ 6,119	$(4,214)	$17,092
American Summit Insurance Company			
Capital and surplus	$27,296	$24,135	$25,663
Statutory net income	$ 3,308	$ 1,126	$ 4,207

20. Capital and Dividend Restrictions

The funding of the cash requirements (including debt service) of NLASCO is primarily provided by cash dividends from NLASCO's wholly-owned insurance subsidiaries. Dividends paid by the insurance subsidiaries are restricted by regulatory requirements of the Texas Department of Insurance. Under Texas State Insurance Law for property and casualty companies, all dividends must be distributed out of earned surplus only. Furthermore, without the prior approval of the Commissioner, dividends cannot be declared or distributed which exceed the greater of ten percent of NLASCO's surplus, as shown by its last statement on file with the Commissioner, or one hundred percent of net income for such period. The subsidiaries paid $14.0 million in dividends to NLASCO in March 2008. At December 31, 2009, the maximum dividend that may be paid to NLASCO in 2010 without regulatory approval is approximately $12.3 million.

Regulations of the Texas Department of Insurance require insurance companies to maintain minimum levels of statutory surplus to ensure their ability to meet their obligations to policyholders. At December 31, 2009, the Company's insurance subsidiaries had statutory surplus in excess of the minimum required.

20. Capital and Dividend Restrictions (Continued)

Also, the NAIC has adopted the RBC formula for insurance companies that establishes minimum capital requirements relating to insurance risk, asset credit risk, interest rate risk and business risk. The formula is used by the NAIC and certain state insurance regulators as an early warning tool to identify companies that require additional scrutiny or regulatory action. At December 31, 2009, the Company's insurance subsidiaries' RBC ratio exceeded the level at which regulatory action would be required.

21. (Loss) Income per Share

The following reflects the calculation of (loss) income per share on a basic and diluted basis (in thousands, except per share information):

	Year Ended December 31,		
	2009	2008	2007
(Loss) Income per share from continuing operations:			
(Loss) Income from continuing operations	$ (2,112)	$(22,585)	$ 14,750
Preferred stock dividends	(10,313)	(10,313)	(10,313)
Net (loss) income from continuing operations	$(12,425)	$(32,898)	$ 4,437
Basic (loss) income per share from continuing operations	$ (0.22)	$ (0.58)	$ 0.08
Diluted (loss) income per share from continuing operations	$ (0.22)	$ (0.58)	$ 0.08
Income (Loss) per share from discontinued operations:			
Loss from discontinued operations	$ —	$ —	$(11,124)
Gain on sale of discontinued operations	—	—	366,859
Income expense on discontinued operations	—	—	(77,744)
Minority interest in discontinued operations	—	—	494
Net income (loss) from discontinued operations	$ —	$ —	$278,485
Basic income (loss) per share from discontinued operations	$ —	$ —	$ 5.02
Diluted income (loss) per share from discontinued operations	$ —	$ —	$ 4.94
(Loss) Income per share per common stockholders:			
Net (loss) income per common stockholders	$(12,425)	$(32,898)	$282,922
Basic (loss) income per share to common stockholders	$ (0.22)	$ (0.58)	$ 5.10
Diluted (loss) income per share to common stockholders	$ (0.22)	$ (0.58)	$ 5.02
Weighted average share information:			
Basic shares outstanding	56,474	56,453	55,421
Diluted shares outstanding	56,474	56,453	56,326
Weighted average equivalent shares excluded from diluted loss per share because they would be anti-dilutive:			
Stock warrants	1	1	937
Senior exchangeable Notes	6,718	6,718	6,718
Stock options	516	541	—
Total	7,235	7,260	7,655

22. Segments

On July 31, 2007, the Company closed the sale of the manufactured home communities, retail sales and financing of manufactured home businesses to American Residential Communities LLC and retained ownership of NLASCO. NLASCO operates through its wholly-owned subsidiaries, NLIC and ASIC. Given the homogenous nature of our products, the regulatory environments in which we operate, the nature of our customers and our distribution channels, we now monitor, control and manage our business lines as an integrated entity providing fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States. Accordingly, the segment information previously provided is no longer used to monitor the company and we only disclose insurance company segment information.

23. Subsequent Events

On February 5, 2009, we paid C. Clifton Robinson, C.C. Robinson Property Company, Ltd. and The Robinson Charitable Remainder Unitrust, or the Robinsons, an aggregate of $4.3 million. This payment was made pursuant to the post-closing reserve adjustment provisions set forth in the Stock Purchase Agreement, dated as of October 6, 2006, by and among the Robinsons and us. The reserve provisions set forth the mechanics of settling reserve amounts for claims that occurred prior to our purchase of NLASCO, Inc., but were resolved subsequently. A small number of claims remain unresolved. Accordingly, we are in the process of negotiating an amendment to the Stock Purchase Agreement to provide for an extension of time to allow for the resolution of all remaining claims for which reserves were established prior to our purchase.

We also are currently in the process of negotiating an amendment to the Management Services Agreement with Diamond A Administration Company, LLC to extend the term of that agreement and to provide for additional matters.

Schedule I—Schedule of Investments—Other than Investments in Related Parties
(in thousands)

Type of Investment	December 31, 2009		
	Cost	Market Value	Balance Sheet
Fixed maturities:			
Bonds:			
Unites States Government and government agencies and authorities	$ 19,030	$ 19,905	$ 19,201
States, municipalities and political subdivisions	38,317	40,432	40,432
All other	66,931	70,064	70,063
Total fixed maturities	$124,278	$130,401	$129,696
Equity securities:			
Industrial, miscellaneous, and all other	$ 81	$ 121	$ 121
Preferred Stock	152	151	151
Total equity securities	233	272	272
Total investments	$124,511	$130,673	$129,968

Schedule IV—Reinsurance

(in thousands)

Premiums	For the Year Ended December 31, 2009
Gross premiums	$131,451
Ceded to other companies	(21,359)
Assumed from other companies	5,061
Net Premiums	$115,153
Percentage of amount assumed to net	4.40%

Premiums	For the Year Ended December 31, 2008
Gross premiums	$132,017
Ceded to other companies	(22,706)
Assumed from other companies	5,936
Net Premiums	$115,247
Percentage of amount assumed to net	5.15%

EXHIBIT 21.1

List of Subsidiaries of Hilltop Holdings Inc.

Name	State or Other Jurisdiction of Incorporation or Formation
Affordable Residential Communities LP	Delaware
American Summit Insurance Company	Texas
ARC Arlington Lakeside LP	Texas
ARC DAM Carsons LLC	Delaware
ARC DAM Chelsea LLC	Delaware
ARC DAM Crest LLC	Delaware
ARC DAM Danboro LLC	Delaware
ARC DAM Ephrata LLC	Delaware
ARC DAM GA LLC	Delaware
ARC DAM Gregory LLC	Delaware
ARC DAM HB LLC	Delaware
ARC DAM Maple LLC	Delaware
ARC DAM Monroe LLC	Delaware
ARC DAM Moosic LLC	Delaware
ARC DAM Mountain LLC	Delaware
ARC DAM SA LLC	Delaware
ARC DAM SS LLC	Delaware
ARC DAM Suburban LLC	Delaware
ARC Insurance Holdings, Inc.	Delaware
ARC TRS, Inc.	Delaware
ARC4UT, L.L.C.	Delaware
Colonial Water Gardens, Inc.	Kansas
Enspire Insurance Services, Inc.	Delaware
Excalibur Financial Corporation	Delaware
Hilltop Investments I LLC	Delaware
JE Murphy Company, Inc.	Arizona
JE Murhpy Company of Florida, Inc.	Florida
NALICO General Agency, Inc.	Texas
NAGRUPCO, Ltd.	Texas
National Group Corporation	Delaware
National Lloyds Insurance Corporation	Texas
NLASCO National Lloyds, Inc.	Texas
NLASCO Underwriter Partner 1 LLC	Delaware
NLASCO Underwriter Partner 2 LLC	Delaware
NLASCO Underwriter Partnership	Delaware
NLASCO, Inc.	Delaware
NLASCO Services, Inc.	Texas

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Forms S-3 (Nos. 333-129254 and 333-160047) and Form S-8 (333-112874) of Hilltop Holdings Inc. of our report dated March 11, 2010 relating to the financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP
Dallas, Texas
March 11, 2010

Exhibit 31.1

Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

I, Gerald J. Ford, certify that:

1. I have reviewed this Annual Report on Form 10-K of Hilltop Holding Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2010

/s/ GERALD J. FORD

Gerald J. Ford
Chief Executive Officer
(principal executive officer)

Exhibit 31.2

Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

I, Darren Parmenter, certify that:

1. I have reviewed this Annual Report on Form 10-K of Hilltop Holding Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2010

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President—Finance
(principal financial officer)

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
Required by 18 U.S.C. Section 1350
(as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

In connection with the Annual Report of Hilltop Holdings Inc. (the "Company") on Form 10-K for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Gerald J. Ford, as principal executive officer of the Company, hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 11, 2010

/s/ GERALD J. FORD

Gerald J. Ford
Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
Required by 18 U.S.C. Section 1350
(as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

In connection with the Annual Report of Hilltop Holdings Inc. (the "Company") on Form 10-K for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Darren Parmenter, as principal financial officer of the Company, hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 11, 2010

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President—Finance

STOCK PERFORMANCE GRAPH

Our common stock began trading on the New York Stock Exchange on February 12, 2004, under the symbol "ARC." In connection with our name change in 2007 to Hilltop Holdings Inc., our common stock began trading under the symbol "HTH" as of August 1, 2007. The following graph assumes $100 invested on December 31, 2004, and compares (a) the quarterly percentage change in the cumulative total stockholder return on our common stock (as measured by dividing (i) the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment, during the period commencing on the first day of trading, and ending on December 31, 2009, and (B) the difference between our share price at the end and the beginning of the periods presented by (ii) the share price at the beginning of the periods presented) with (b) the Standard & Poor's 500 Index, or S&P, and (c) the Russell 2000 Index, or Russell 2000.

Hilltop Holdings, Inc. Total Return Comparison


140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
Indexed Return
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09

	12/31/2004	12/30/2005	12/29/2006	12/31/2007	12/31/2008	12/31/2009
Hilltop Holdings, Inc.	100.00	69.06	84.43	79.14	70.59	84.35
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11
Russell 2000	100.00	104.55	123.76	121.82	80.66	102.58

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CORPORATE INFORMATION

Corporate Headquarters

200 Crescent Court, Suite 1330
Dallas, Texas 75201
Telephone: (214) 855-2177
Facsimile: (214) 855-2173
www.hilltop-holdings.com

Transfer Agent and Registrar

American Stock Transfer & Trust Company
New York, New York
Toll free: (800) 937-5449
Telephone: (718) 921-8124

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Dallas, Texas

Stock Symbols

Common Stock: HTH
Series A Cumulative Redeemable
Preferred Stock: HTHPRA
New York Stock Exchange

Executive Officers

Jeremy B. Ford
President and Chief Executive Officer

Darren Parmenter
Senior Vice President – Finance

Corey G. Prestidge
General Counsel and Secretary

Greg Vanek
President of NLASCO, Inc.

Board of Directors

Gerald J. Ford – Chairman
Rhodes Bobbitt
W. Joris Brinkerhoff
Charles R. Cummings
Jeremy B. Ford
J. Markham Green
Jess T. Hay
William T. Hill, Jr.
W. Robert Nichols, III
C. Clifton Robinson
James R. Staff
Carl B. Webb

Available Information

Hilltop Holdings Inc. makes available, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, press releases, the Code of Business Conduct and Ethics and other company information. Such information will be furnished upon written request to:

Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201
Attn: Investor Relations

This information also is available on our website, www.hilltop-holdings.com. Reports we file with the Securities and Exchange Commission also are available at wwww.sec.gov.

Certifications

Our PEO/PFO certifications were filed as of March 11, 2010, as required by Sections 302 and 906 of the Sarbanes-Oxley Act, as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2009. In addition, our CEO's certification for fiscal year 2009 of our compliance with the NYSE's corporate governance standards was submitted to the NYSE timely and without qualification.



HILLTOP
HOLDINGS

200 Crescent Court, Suite 1330
Dallas, Texas 75201
Telephone: (214) 855-2177
Facsimile: (214) 855-2173